SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2014

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: September 12, 2014	By:	/s/ Matías Domeyko Cassel
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

1. ANALYSIS OF FINANCIAL POSITION

a)	Statement of Financial Position

The principal components of assets and liabilities are at year end, as follows:

Assets	06-30-2014 ThU.S.$	12-31-2013 ThU.S.$
Current assets	3,000,427	2,808,321
Non-current assets	11,795,184	11,685,074

Total assets	14,795,611	14,493,395

Liabilities	06-30-2014 ThU.S.$	12-31-2013 ThU.S.$
Current liabilities	1,822,057	1,682,016
Non-current liabilities	5,713,630	5,766,839
Non –parent participation	55,342	52,242
Net equity attributable to parent company	7,204,582	6,992,298

Total net equity and liabilities	14,795,611	14,493,395

As of June 30, 2014, total assets increased US$302 million compared to December 31, 2013, equivalent to 2.09% of variation. This deviation is mainly attributable to an increase in the balance of trade receivables, inventories and property, plant and equipment, partially offset by a decrease in cash and cash equivalents.

Moreover, current liabilities increased US$87 million mainly attributable to an increase in provisions and deferred tax liability.

The main financial and operating indicators contributing to the balance are as follows:

Liquidity ratios	06-30-2014	12-31-2013
Current Liquidity (current assets / current liabilities)	1.65	1.67
Acid ratio ((current assets-inventories, biological assets) / Current liabilities)	0.96	0.98

Debt indicators	06-30-2014	12-31-2013
Debt to equity ratio (total liabilities / equity)	1.04	1.06
Short-term debt to total debt (current liabilities / total liabilities)	0.24	0.23
Long-term debt to total debt (non-current liabilities / total liabilities)	0.76	0.77

	06-30-2014	06-30-2013
Financial expenses coverage ratio (earnings before Taxes + interest expense / interest expense)	3.88	3.72

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Activity ratio	06-30-2014	12-31-2013
Inventory turnover-times (cost of sales / inventories + current biological assets)	2.86	3.17
Inventory turnover-time (excluding biological assets) (Cost of sales / inventory)	3.75	4.13
Inventory permanence-days (Inventories + biological assets) / cost of sales)	125.82	113.47
Inventory permanence (excluding biological assets + inventory) / cost of sales)	95.98	87.18

As of June 30, 2014, the short-term debt represented 23% of total liabilities (23% as of December 31, 2013).

The ratio of financial expenses covered represents an increase of 3.72 to 3.88. This increase is mainly attributable to a greater proportional result and less financial expense for the 2014 period, compared to the same period of 2013.

b)	Statements of income

Profit before Income Tax

Profit before Income Tax registered a profit of US$317 million compared to a profit of US$313 million in the same period of the previous year, positive variation of US$4 million. The effect is explained by the factors described in the following table:

Item	Million U.S.$
Gross margin	81
Other income / expenses by function	(88)
Exchange differences	18
Tax Expenses	(29)
Other item	22

Net change in income before income tax	4

Gross Margin represents a profit of U.S.$873 million, U.S.$81 million higher compared to the previous period (U.S.$792 million) caused by a slight proportional increase in sales volumes and a net increase in sales prices.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

ANALYSIS OF FINANCIAL POSITION, continued

The main indicators related to result accounts and the details of revenues and operation costs are as follows:

Revenues	06-30-2014 ThU.S$	06-30-2013 ThU.S$
Pulp	1,148,084	1,092,576
Sawn timber	454,760	394,862
Panels	903,108	964,784
Forestry	76,540	83,258
Other	16,767	16,455

Total revenues	2,599,259	2,551,935

Sales costs	06-30-2014 ThU.S$	06-30-2013 ThU.S$
Wood	420,442	432,571
Forestry work	293,400	306,068
Depreciation and amortization	141,693	134,841
Other costs	870,719	886,741

Total sales costs	1,726,254	1,760,221

Profitability index	06-30-2014	03-31-2013
Profitability on equity	6.51	5.98
Profitability on assets	3.18	2.91
Return on operating assets	4.93	3.90

Profitability ratios	06-30-2014	06-30-2013
Income per share (U.S.$) (1)	2.03	2.13
Income after tax (ThU.S.$) (2)	232,676	257,662
Gross margin (ThU.S.$)	873,005	791,714
Financial costs (ThU.S.$)	(110,058)	(115,031)

(1)	Earnings per share refer to the profit to net equity to parent company.
(2)	Includes interest.

EBITDA	06-30-2014 MThU.S.$	06-30-2013 MThU.S.$
Gain (loss)	232.7	257.7
Finance cost	110.1	115.0
Financial Income	(7.5)	(11.5)
Expenses for income tax	84.0	55.2
EBIT	419.3	416.4
Depreciation and amortization, others*	187.8	144.3
EBITDA	607.1	560.7
Cost at fair value of the harvest	147.5	155.1
Gain from changes in fair value of biological assets	(133.6)	(136.6)
Exchange difference	(10.1)	7.6
Adjusted EBITDA	610.9	586.8

*	2014: Forest loss provision MThU.S.$ 32

2. MAIN SOURCES OF FINANCING

Arauco’s financing needs are mainly covered through the capital markets, with bond issuances and credits with banks and financial institutions serving as the main sources of financing. For short-term borrowing, Arauco is regulated by its liquidity policy which indicates the amounts and institutions from which it can borrow according to several conditions defined in the policy. In the case of long-term debt, corporate bond issuances in

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

the local market and also in international markets are used as sources of new resources. Another source of long-term financing to credit corresponds mainly with banks and financial institutions around the world.

3. DIFFERENCE BETWEEN ECONOMIC VALUES AND BOOK ASSETS

Assets and liabilities are presented in the Financial Statements according to International Financial Reporting Standards and instructions issued by the Chilean Securities Commission.

We believe that there are no substantial differences between the economic value of our assets and the value reflected in these Financial Statements.

4. MARKET SITUATION

Pulp Division

In the second quarter of 2014 the market began to experience a temporary oversupply in short fiber with the start up of another important pulp mill in Brazil. Short fiber prices decreased in all markets, while long fiber prices remained firm with minor price cuts dragged along by the short fiber market. Despite the entrance of new capacity, world inventory levels fell during the quarter, especially in short fiber, falling six days between March and June 2014. This drop was mainly in June. In long fiber there was a three-day drop in inventories, which is significant considering it is at already low levels of 25 days. This trend we saw towards the end of the second quarter is positive if we consider it is a low season in the Northern Hemisphere, beginning summer.

In Asia the oversupply coming from new capacity and the start up of Montes del Plata in Uruguay added pressure in short fiber prices, which also impacted long fiber prices. Short fiber prices fell approximately 9% and long fiber 6%, with long fiber selling higher at a $130–$150 range per ton. These price cuts occurred in a short period of time, from March to May, stabilizing in June. Prices did not continue falling, even with a change in trend in long fiber. Normally demand for pulp declines during this quarter due to lower demand of paper in the summer months in the Northern Hemisphere.

In Europe the market in general was similar to Asia, but prices had smaller adjustments. This is mainly because prices did not reach the same levels as in Asia, with a difference between US$20 to US$30 in long fiber higher than in Asia and US$40 in short fiber, lower than in Asia. With this situation in the second quarter price cuts were minor and remained at similar levels as in Asia, even higher in long fiber. The paper market continued depressed, negatively impacting demand for pulp. During the second quarter, pulp consumption was 2.2% less than the second quarter of 2013.

Demand in North America continued growing in almost all paper sectors except printing and writing. There was strong growth in tissue and producers with mills operating at full capacity and reactivating expansion plans. Overall demand has been strong enough to trigger pulp producers to switch operations from dissolving pulp for the textile sector during the past years to now produce pulp for the paper industry. A similar situation is occurring in the fibercement market, which consumes unbleached long fiber pulp. Strong demand supporting high prices and reactivating expansion projects on hold during the last years. Another very active sector is fluff pulp that is used in the industry of absorbent products, for example, diapers, which also has had an increase in prices.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

During this second quarter, production was at normal levels, the only exception was at the Arauco mill due to its annual maintenance program. The Alto Paraná mill in Argentina, which had some technical issues during the first quarter, produced at normal levels this second quarter. In June the Montes del Plata mill began its start up process.

Sawn Timber Division

The real estate and construction sectors in the United States showed a small improvement during the first half of 2014, closing the second quarter with the Housing Starts Index at 893,000 units per year, which represents a 7.5% increase when compared to the same period the previous year. Current construction levels continue low when compared to the 10 year historical average. During the second quarter of the year the price for moldings in the United States was stable compared to the first quarter.

Markets continued with a positive behavior during the second quarter. In general, markets showed higher demand and better prices when compared to the previous quarter.

Demand in the Chinese market was affected by overstock of logs and wood.

Sales volume from Chile during the second quarter recovered after being affected by the port strike held in January 2014.

Panels Division

Sales for the second half of 2014 ended with a 12% drop with respect to the same period of 2013.

Volume sales during the second quarter of 2014 had a 4% decrease compared to the same period in 2013, mainly explained by lower sales of MDF and Plywood. Compared to the first quarter of 2014, volume sales increased 2.7%.

Plywood sales volume fell 10% with respect to the same quarter of 2013, but increased 12% when compared to the first quarter of 2014, which reflects an increase in the production of Nueva Aldea’s plywood mill.

Volume sales of MDF dropped 4% with respect to the same quarter of 2013. This drop is explained by lower demand in the Brazilian domestic market and the effect of the World Cup in June, and a decrease in demand in the United States, especially in the East Coast.

Particleboard sales volume stood stable compared to the previous quarter. The economic crisis in Argentina has impacted the domestic market.

Overall, the second quarter was favorable for our panels business in North America. Good demand for PBO allowed price increases. This positive scenario is in line with a general recovery in the housing and construction sectors. Also, during this second quarter we had stable demand in Chile, Mexico and Peru.

In Brazil the economy has been cooling and, along with new capacity from Arauco and other local players, the sales in this market have not performed as well as in other markets such as North America or Chile. During this quarter there was also a World Cup effect that impacted our sales in June. We expect the upcoming months to recover in panels sales. Despite a good first quarter, the panels business in Argentina started to decline in the second quarter.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

5. ANALYSIS OF CASH FLOW

The main components of net cash flow in each period are as follows:

	06-30-2014 ThU.S.$	06-30-2013 ThU.S.$
Positive (negative) Cash flow

Cash flow from operating activities	414,611	356,839
Cash flow from financing activities:
Loan and bond payments	(14,879)	357,518
Dividend payments	(77,759)	(65,293)
Others	(49)	(2,469)

Cash flow from investment activities:
Incorporation and sale of property, plant and equipment	(275,707)	(276,812)
Incorporation and sale of biological assets	(74,114)	(49,051)
Dividends received	6,801	15,319
Others	(8,268)	12,834

Positive Net cash flow (negative)	(29,364)	348,885

The operating cash flow has a negative balance of U.S.$93 million in the current year, with differences with respect to the previous year (positive balance U.S. $290 million). Mainly due to a bond issuance and higher borrowings in 2013 supplemented by lower payments in the same period 2013.

In relation to the flow of investment at the end of the current period, there was a greater negative balance of U.S.$351 million (U.S.$298 million in 2013), mainly due to lower income from sales of property, plant and equipment, higher outlays for purchases of forests and plantations in the period of 2014 supplemented with higher dividend income in the period 2013, offset by lower disbursements for purchases of property, plant and equipment in 2014.

6. MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of June 30, 2014, a ratio of fixed rate debt to total consolidated debt of approximately 78.4%, which it believes is consistent with industry standards. The Company does not engage in futures against variations in the selling prices of pulp and forest products because it believes that risks resulting from price variations are limited, in large part because the Company maintains one of the lowest cost structures in the industry.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both the accounts receivable and most financial liabilities are denominated in U.S. dollars or are covered by an exchange rate swap, as well as most of their revenues. As a result, exposure to changes in the exchange rate has decreased significantly.

In the report to the Interim Consolidated Financial Statements June 30, 2014, Note 23, a detailed analysis of the risks associated with the business of Arauco is available.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	06-30-2014 ThU.S.$	12-31-2013 ThU.S.$

Assets
Current Assets
Cash and cash equivalents	5	640,724	667,212
Other current financial assets	23	1,385	3,089
Other current non-financial assets	25	199,951	188,964
Trade and other current receivables	23	826,323	711,678
Accounts receivable from related companies	13	23,773	8,243
Current Inventories	4	940,347	900,590
Current biological assets	20	315,448	256,957
Current tax assets		45,070	61,174

Total Current Assets other than assets or disposal groups classified as held for sale		2,993,021	2,797,907

Non-Current Assets or disposal groups classified as held for sale	22	7,406	10,414
Total Current Assets		3,000,427	2,808,321
Non-Current Assets
Other non-current financial assets	23	34,959	48,778
Other non-current non-financial assets	25	133,056	125,052
Trade and other non-current receivables	23	40,259	40,729
Investments accounted for using equity method	15-16	361,387	349,412
Intangible assets other than goodwill	19	100,557	99,651
Goodwill	17	90,969	88,141
Property, plant and equipment	7	7,290,920	7,137,467
Non-current biological assets	20	3,602,238	3,635,246
Deferred tax assets	6	140,839	160,598
Total non-Current Assets		11,795,184	11,685,074

Total Assets		14,795,611	14,493,395

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

	Note	06-30-2014 ThU.S.$	12-31-2013 ThU.S.$

Equity and liabilities
Liabilities
Current Liabilities
Other current financial liabilities	23	994,398	893,605
Trade and other current payables	23	648,953	630,980
Accounts payable to related companies	13	11,654	14,406
Other current provisions	18	721	9,696
Current tax liabilities		22,168	4,472
Current provisions for employee benefits	10	3,772	3,814
Other current non-financial liabilities	25	140,391	125,043
Total Current Liabilities		1,822,057	1,682,016
Non-Current Liabilities
Other non-current financial liabilities	23	4,045,898	4,156,992
Non-current Payables		0	361
Other non-current provisions	18	60,967	24,167
Deferred tax liabilities	6	1,481,635	1,462,295
Non-current provisions for employee benefits	10	41,794	42,170
Other non-current non-financial liabilities	25	83,336	80,854
Total non - current liabilities		5,713,630	5,766,839
Total liabilities		7,535,687	7,448,855
Equity
Issued capital		353,618	353,618
Retained earnings		7,145,938	7,004,640
Other reserves		(294,974)	(365,960)

Equity attributable to parent company		7,204,582	6,992,298

Non-controlling interests		55,342	52,242
Total equity		7,259,924	7,044,540

Total equity and liabilities		14,795,611	14,493,395

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF INCOME

		January - June		April - June
		(Unaudited)		(Unaudited)
	Note	2014 ThU.S.$	2013 ThU.S.$	2014 ThU.S.$	2013 ThU.S.$
Income Statement

Revenue	9	2,599,259	2,551,935	1,374,642	1,365,019
Cost of sales	3	(1,726,254)	(1,760,221)	(928,376)	(909,232)
Gross profit		873,005	791,714	446,266	455,787
Other income	3	154,124	202,473	76,427	117,696
Distribution costs	3	(256,115)	(258,837)	(139,430)	(151,366)
Administrative expenses	3	(278,744)	(267,283)	(147,691)	(135,648)
Other expense	3	(83,048)	(43,183)	(25,048)	(21,810)
Profit (loss) from operating activities		409,222	424,884	210,524	264,659
Finance income	3	7,506	11,512	3,936	5,359
Finance costs	3	(110,058)	(115,031)	(56,835)	(58,626)
Share of profit (loss) of associates and joint ventures accounted for using equity method	15	(99)	(924)	780	(2,418)
Exchange rate differences		10,120	(7,609)	5,187	(5,546)
Income before income tax		316,691	312,832	163,592	203,428
Income Tax	6	(84,015)	(55,170)	(36,416)	(39,281)
Income from continuing operations		232,676	257,662	127,176	164,147
Profit (loss) from operations

Net Income		232,676	257,662	127,176	164,147

Net income attributable to

Net income attributable to parent company		230,135	240,871	125,893	151,649
Income attributable to non-controlling interests		2,541	16,791	1,283	12,498

Profit (loss)		232,676	257,662	127,176	164,147

Earnings per share
Basic earnings per share
Earnings per share from operations		0.0020337	0.0021287	0.0011125	0.0013402

Basic earnings per share		0.0020337	0.0021287	0.0011125	0.0013402

Earnings per diluted shares
Earnings per diluted share from continuing operations		0.0020337	0.0021287	0.0011125	0.0013402

Basic earnings per diluted share		0.0020337	0.0021287	0.0011125	0.0013402

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		January - June		April - June
		(Unaudited)		(Unaudited)
	Note	2014 ThU.S.$	2013 ThU.S.$	2014 ThU.S.$	2013 ThU.S.$

Profit (loss)		232,676	257,662	127,176	164,147
Components of other comprehensive income that will not be reclassified to profit or loss before tax:
Other comprehensive income before tax actuarial gains losses on defined Benefit plans	10	(2,526)	(2,042)	(2,526)	(2,042)
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss before tax		(1,836)	(390)	(1,752)	(514)
Other Comprehensive Income that will not be reclassified to profit or loss before tax		(4,362)	(2,432)	(4,278)	(2,556)
Components of other comprehensive income that will be reclassified to profit or loss before tax:
Exchange differences on translation
Gains (losses) on exchange differences on translation, before tax	11	70,226	(107,122)	35,613	(123,611)
Other Comprehensive Income before tax exchange differences on translation		70,226	(107,122)	35,613	(123,611)
Gains (losses) on cash flow hedges, before tax	23	9,030	38,165	(13,567)	35,963
Other Comprehensive Income before tax Cash flow hedges		9,030	38,165	(13,567)	35,963
Other Comprehensive income that will be reclassified to profit or loss before tax		79,256	(68,957)	22,046	(87,648)
Income tax relating to cash flow hedges of other comprehensive income
Income tax relating to defined benefit plans of the other comprehensive income		505	408	505	408
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss before tax
Income tax relating to cash flow hedges of other comprehensive income	6-23	(2,064)	(7,175)	2,552	(6,603)
Other comprehensive income		73,335	(78,156)	20,825	(96,399)
Comprehensive income		306,011	179,506	148,001	67,748

Comprehensive Income attributable to

Comprehensive income, attributable to owners of parent company		301,121	164,936	145,662	58,034
Comprehensive income, attributable to non-controlling interests		4,890	14,570	2,339	9,714
Total comprehensive income		306,011	179,506	148,001	67,748

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

06-30-2014	Issue Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial gains or losses on defined benefit plans ThU.S.$	Several Other Reserves ThU.S.$	Other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent T.hU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01/01/2014	353,618	(339,105)	(21,507)	(6,384)	1,036	(365,960)	7,004,640	6,992,298	52,242	7,044,540
Changes in Equity:
Comprehensive income
Net income							230,135	230,135	2,541	232,676
Other comprehensive income, net of tax		67,877	6,966	(2,021)	(1,836)	70,986	0	70,986	2,349	73,335
Comprehensive income	—	67,877	6,966	(2,021)	(1,836)	70,986	230,135	301,121	4,890	306,011
Dividends							(88,837)	(88,837)	(1,790)	(90,627)
Changes in equity	—	67,877	6,966	(2,021)	(1,836)	70,986	141,298	212,284	3,100	215,384
Closing balance at 06/30/2014	353,618	(271,228)	(14,541)	(8,405)	(800)	(294,974)	7,145,938	7,204,582	55,342	7,259,924

06-30-2013	Issue Capital ThU.S.$	Conversion Reserves ThU.S.$	Hedge Reserves ThU.S.$	Reserve of actuarial gains or losses on defined benefit plans ThU.S.$	Several Other Reserves ThU.S.$	Other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent T.hU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01/01/2013	353,176	(169,377)	(45,110)	—	(2,092)	(216,579)	6,754,725	6,891,322	74,437	6,965,759
Increase (decrease) through changes in accounting policies			(906)	(3,070)	906	(3,070)	3,070	—		—
Opening balance restated	353,176	(169,377)	(46,016)	(3,070)	(1,186)	(219,649)	6,757,795	6,891,322	74,437	6,965,759
Changes in Equity:
Comprehensive income
Net income							240,871	240,871	16,791	257,662
Other comprehensive income, net of tax		(104,901)	30,990	(1,634)	(390)	(75,935)		(75,935)	(2,221)	(78,156)
Comprehensive income	—	(104,901)	30,990	(1,634)	(390)	(75,935)	240,871	164,936	14,570	179,506
Dividends						—	(86,273)	(86,273)	—	(86,273)
Increase (decrease) for transfer and other changes						—		—	(21,822)	(21,822)
Changes in equity	—	(104,901)	30,990	(1,634)	(390)	(75,935)	154,598	78,663	(7,252)	71,411
Closing balance at 06/30/2013	353,176	(274,278)	(15,026)	(4,704)	(1,576)	(295,584)	6,912,393	6,969,985	67,185	7,037,170

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CASH FLOWS

	06-30-2014	06-30-2013
	Unaudited
	ThU.S.$	ThU.S.$
STATEMENTS OF CASH FLOWS
Cash Flows from (used in) Operating Activities
Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	2,525,286	2,769,676
Receipts from premiums and claims, annuities and other policy benefits	—	29,819
Other cash receipts from operating activities	183,351	286,624
Classes of cash payments
Payments to suppliers for goods and services	(1,895,952)	(2,231,615)
Payments to and on behalf of employees	(258,654)	(254,648)
Other cash payments from operating activities	(46,079)	(109,574)
Interest paid	(96,296)	(108,250)
Interest received	9,129	10,455
Income taxes refund (paid)	(4,901)	(35,814)
Other (outflows) inflows of cash, net	(1,273)	166
Net Cash flows from Operating Activities	414,611	356,839

Cash flows (used in) investing activities

Proceeds from sale of property, plant and equipment	11,634	79,736
Purchase of property, plant and equipment	(287,341)	(356,548)
Purchase of intangible assets	(9,001)	(1,194)
Proceeds from sale of other long-term assets	—	17,872
Purchase of biological assets	(74,114)	(66,923)
Dividends received	6,801	15,319
Other outflows of cash, net	733	14,028
Cash flows used in Investing Activities	(351,288)	(297,710)

Cash flows from (used in) Financing Activities

Total loans obtained	463,614	915,613
Loans obtained in long term	322,636	374,921
Proceeds from short-term borrowings	140,978	540,692
Repayments of borrowings	(478,493)	(558,095)
Dividends paid	(77,759)	(65,293)
Other inflows of cash, net	(49)	(2,469)
Cash flows from (used in) Financing Activities	(92,687)	289,756

Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	(29,364)	348,885

Effect of exchange rate changes on cash and cash equivalents	2,876	(13,090)

Net increase (decrease) of Cash and Cash equivalents	(26,488)	335,795

Cash and cash equivalents, at the beginning of the period	667,212	488,498

Cash and cash equivalents, at the end of the period	640,724	824,293

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30 (NOT AUDITED) AND DECEMBER 31, 2013

NOTE 1.	PRESENTATION OF FINANCIAL STATEMENTS

Entity Information

Name of Reporting Entity

Celulosa Arauco y Constitución S.A. and subsidiaries, (here after “Arauco” or the “Company”), tax identification number 93,458,000-1, is a closely held corporation, that was registered in the Securities Registry (the “Registry”) of the Superintendency of Securities and Insurance (the “Superintendency”) as No. 042 on June 14, 1982. Forestal Cholguán S.A., subsidiary of Arauco, is also registered in the Registry as No. 030. Additionally, the Company is registered as a non-accelerated filer with the Securities and Exchange Commission of the United States of America.

The Company’s head office address is El Golf Avenue 150, floor 14th, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of forestry and timber products. Its main operations are focused on the following business areas: Pulp, Plywood and Fiberboard Panels, Sawn Timber and Forestry.

Arauco is controlled by Empresas Copec S.A., which owns 99.9779% of Arauco, and is registered in the Registry as No. 0028. Each of the above companies is subject to the oversight of the Superintendency.

The ultimate shareholders of Arauco are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through the entity Inversiones Angelini y Cia. Ltda., which owns 63.4015% of the shares of AntarChile S.A., the controlling shareholder of our parent company Empresas Copec S.A.

Arauco’s Interim Consolidated Financial Statements were prepared on a going concern basis.

Presentation of Financial Statements

The Financial Statements presented by Arauco as of June 30, 2014 are:

•	Consolidated Balance Sheets for the period between January 1 and June 30, 2014 and for the period ended December 31, 2013.

•	Consolidated Statements of Income for the periods between January 1 and June 30, 2014 and 2013.

•	Consolidated Statements of Comprehensive Income for the periods between January 1 and June 30, 2014 and 2013.

•	Consolidated Statements of Changes in Equity for the periods between January 1 and June 30, 2014 and 2013.

•	Consolidated Statements of Cash Flows for the periods between January 1 and June 30, 2014 and 2013.

•	Notes to the consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Period covered by the Financial Statements

Period between January 1 and June 30, 2014.

Date of Approval of Financial Statements

These interim consolidated financial statements for the period between January 1 and June 30, 2014 were authorized and approved for issuance by the Board of Directors of the Company (the “Board”) at the Extraordinary Session N° 512 held on August 26, 2014.

Initials used in this report:

IFRS - International Financial Reporting Standards

IASB - International Accounting Standards Board

IAS - International Accounting Standards

IFRIC - International Financial Reporting Standards Interpretations Committee

ThUS$ - Thousands of U.S. dollars

UF – Inflation index-linked units of account

EBITDA – Earnings Before Interest, Taxes, Depreciation, and Amortization

ICMS – Tax movement of inventories and services (Brazil)

Functional and Presentation Currency

Arauco and most of its subsidiaries has determined the United States (“U.S.”) Dollar as its functional currency since majority of its revenues from sales of its products are from exports denominated in U.S. Dollars, while its costs of sales are to a large extent related or indexed to the U.S. Dollar.

For the pulp operating segment, most of the sales are exports denominated in U.S. Dollars, and the costs are related mainly to plantation costs which are settled in U.S. Dollars.

For the sawmill, panel and forestry operating segments, although total sales include a mix of domestic and exports sales, the prices for the products are established in U.S. Dollars, as is also the case for the cost structure of the related raw materials.

In relation to cost of sales, although the costs of labor and services are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials, which are driven mainly by global markets and therefore, influenced mostly by the U.S. Dollar.

The presentation currency of the consolidated financial statements is the U.S. Dollar.

Figures on these consolidated financial statements are presented in thousands of U.S. Dollar (ThUS$).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

In these consolidated financial statements all relevant information required by IFRS has been presented.

Additional Information Relevant to the Understanding of the Financial Statements

The company Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. were consolidated into the financial statements of Arauco up to September 2013, due to the fact that up until that date these entities were in essence controlled by Arauco and they kept exclusive contracts with Arauco for timber supply, forward purchases of land and forest management.

Compliance and adoption of IFRS

The accompanying consolidated financial statements of Arauco present in all material respects its financial position, its results of operations and its cash flows in accordance with IFRS as issued by the IASB.

This presentation is required to give a faithful representation of the effects of transactions, as well as other events and conditions, according to the definitions and criteria established within the conceptual framework of IFRS for the recognition of assets, liabilities, income and expenses.

Summary of significant accounting policies

The accompanying interim consolidated financial statements to June 30, 2014 were prepared in accordance with Arauco’s accounting policies, which have been consistently applied to all periods presented in these interim consolidated financial statements.

a)	Basis for presentation of financial statements

The accompanying interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and they represent the integral, explicit and unreserved adoption of IFRS.

The interim consolidated financial statements have been prepared on the historical cost basis, except for biological assets and certain financial instruments which are measured at revalued amounts or fair value at the end of each period as explained in the following significant accounting policies. Generally, historical cost is based on the fair value of the consideration given in exchange for goods and services.

b)	Critical accounting estimates and judgments

The preparation of these consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the carrying amounts reported. These estimates are based on historical experience and various other assumptions that are considered to be reasonable. Actual results may differ from these estimates. Management believes that the accounting policies below are the critical judgments that have the most significant effect on the amounts recognized in the consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

- Property, Plant and Equipment

In an asset acquisition, management values the acquired property, plant and equipment and their useful lives in consultation with third party experts.

The carrying amounts of property, plant and equipment are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may be impaired. The recoverable amount of an asset is the higher of fair value less costs to sell and its value in use, with an impairment loss recognized whenever the carrying amount exceeds the recoverable amount. The value in use is calculated using a discounted cash flow model, which is most sensitive to the discount rate as well as the expected future cash inflows.

- Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using internal valuation techniques. Arauco uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at each reporting date.

Detailed financial information about the fair value of financial instruments and sensitivity analysis are presented in Note 23.

-Biological Assets

The recovery of forest plantations is based on discounted cash flow models which mean that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, based on our sustainable forest management plans and the estimated growth of forests.

These discounted cash flows require estimates in growth, harvest, sales prices and costs. It is therefore important that management make appropriate estimates of future levels and trends for sales and costs, as well as conduct regular surveys of the forests to establish the volumes of wood available for harvesting and their current growth rates. The main considerations used to measure forest plantations are presented in Note 20, including a sensitivity analysis.

-Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. Arauco estimates the value either based on appraisals and/or the future cash flows expected to arise from the cash-generating unit and suitable discount rate in order to calculate present value.

-Employee benefits

The cost of defined employee benefits for termination of employment, as well as the present value of the obligation is determined using actuarial valuations. The actuarial valuations involve making assumptions about discount rates, staff turnover, future salary increases and mortality rates.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

-Litigation and Contingencies

Arauco and its subsidiaries are subject to certain litigation proceedings. Future effects on Arauco’s financial condition resulting from such litigation are estimated by management, in collaboration with its legal advisors. Arauco recognizes provisions on each statement of financial position date and/or upon each substantial modification to an underlying claim of any such litigation. For a description of current litigations see Note 18.

c)	Consolidation

The interim consolidated financial statements include all entities over which Arauco has the power to direct the relevant financial and operating activities, which is presumed to exist when Arauco holds more than one half of the voting rights of an entity so as to obtain benefits from its activities. Subsidiaries (including special purpose entities) are consolidated from the date on which control is obtained and up to the date that control ceases.

Specifically, a company controls an investee if, and only if, they have all of the following:

(a) power over the investee, i.e. the investor has existing rights which give it the ability to direct the relevant activities (the activities that significantly affect the investee’s returns)

(b) exposure, or rights, to variable returns from involvement with the investee; and

(c) the ability to use power over the investee to affect the amount of the investor’s returns.

IFRS sets out requirements on how to apply the control principle:

(a) in circumstances when voting rights or similar rights give an investor power, including situations where the investor holds less than a majority of voting rights and in circumstances involving potential voting rights.

(b) in circumstances when an investee is designed so that voting rights are not the dominant factor in deciding who controls the investee, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

(c) in circumstances involving agency relationships.

(d) in circumstances when the investor has control over specified assets of an investee.

IFRS requires an investor to reassess whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control.

When preparing consolidated financial statements, an entity must use uniform accounting policies for reporting like transactions and other events in similar circumstances. Intragroup balances and transactions must be eliminated. Non-controlling interests in subsidiaries must be presented in the consolidated statement of financial position within equity, separately from the equity attributable to owners of the parent company.

The profit or loss of each component of other comprehensive income is attributed to owners of the parent company and the non-controlling interest, as appropriate. Total

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

comprehensive income is attributed to the owners of the parent company and non-controlling interests even if the results of the non-controlling interest have a deficit balance.

If a subsidiary uses accounting policies different than those adopted in the consolidated financial statements for transactions and other events in similar circumstances, appropriate adjustments are made in the financial statements of subsidiaries to prepare consolidated financial statements to ensure compliance with Arauco’s accounting policies.

All intercompany transactions and unrealized gains and losses from subsidiaries have been fully eliminated from consolidated financial statements and non-controlling interests is presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

The interim consolidated financial statements at the end of this period include the assets, liabilities, income and expenses of the subsidiaries shown in Note 13.

Certain consolidated subsidiaries have Brazilian Reales and Chilean Pesos as their functional currencies. For consolidation purposes, the financial statements of those subsidiaries have been prepared in accordance with IFRS and translated into the presentation currency as indicated in Note 1 (e) (ii).

d)	Segments

Arauco has defined its operating segments according to its business areas, based on the products and services sold to its customers. This definition is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The Chief Operating Decision Maker (CODM) is the Chief Executive Officer who is responsible for making these decisions and it is supported by the Corporate Managing Directors of each segment.

Based on the aforementioned process, the Company has established operating segments according to the following business units:

•	Pulp

•	Panels

•	Sawn Timber

•	Forestry

Refer to Note 24 for detailed financial information by operating segment.

e)	Functional currency

(i) Functional currency

All items in the financial statements of Arauco and each of its subsidiaries, associates and jointly controlled entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The consolidated financial statements are presented in U.S. dollars, which is Arauco’s functional and presentation currency.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

(ii) Translation to the presentation currency of Arauco

For the purposes of presenting consolidated financial statements, the assets and liabilities of Arauco’s operations in functional currency different from Arauco’s are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences are recognized in other comprehensive income and accumulated in Other reserves within -equity.

(iii) Foreign Currency Transactions

Transactions in currencies other than the functional currency are recognized at the exchange rates prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not translated.

Profit or loss on transactions in currencies other than the functional currency resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the statement of income, except those which are recorded in other comprehensive income and accumulated in equity such as cash flows hedging derivatives.

f)	Cash and cash equivalents

Cash and cash equivalents include cash-in-hand, deposits held on demand at banks and other short term highly liquid investments with an original maturity of three months or less and which are subject to an insignificant risk of changes in value.

g)	Financial Instruments

Financial assets

Financial assets are classified into the following specified categories: financial assets ‘at fair value through profit or loss’ (FVTPL), ‘held-to-maturity’ investments and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

(i)	Financial assets and liabilities measured at fair value through profit or loss

Financial assets measured at fair value through profit or loss are financial assets held for trading, or those designated as FVTPL. A financial asset is classified in this category if it is acquired principally for the purpose of selling it in the short term.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Derivatives are also classified as held for trading unless they are designated and effective as hedging instruments. Assets in this category are classified as current assets and the obligation for these instruments is presented under other financial liabilities within the statement of financial position.

Regular purchases and sales of financial assets are recognized on the trade date, which is the date on which Arauco commits itself to purchase or sell the asset.

The financial assets at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the statement of income. They are subsequently measured at fair value with any gains or losses from changes in fair value recognized in profit or loss.

A financial asset is classified as held for trading if:

•	it has been acquired principally for the purpose of selling it in the near term; or

•	on initial recognition it is part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as at FVTPL.

Interest Rate and Currency Swaps: Swaps are measured using the discounted cash flow method at a discount rate consistent with the risk of the operation.

Foreign Exchange and Interest Rate Forwards: These instruments are initially recognized at fair value at the date on which the contract is entered into and are subsequently remeasured at fair value at each reporting date. Forwards are recognized as assets when fair value is positive and, as liabilities when fair value is negative.

The fair value of foreign exchange forward contracts is calculated by reference to current forward exchange rates for contracts with similar maturities.

The fair value of interest rate forward contracts is calculated by reference to the difference of the existing interest rates between the interest rate contractually agreed and the market interest rate at the end of each reporting period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Mutual Funds: They are highly liquid instruments that are sold in the short term and are carried at their net asset value at the end of each period.

(ii)	Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Group has the intent and ability to hold to maturity. They are initially recorded at fair value and after initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method less any impairment

(iii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are classified as current assets, except for those with maturities more than 12 months after the reporting period, which are classified as non-current assets. Loans and receivables include trade and other receivables.

Loans and receivables are initially recognized at fair value and subsequently are measured at amortized cost using the effective interest rate method, less any impairment.

Repurchase Agreements: These are recognized at their initial investment cost plus accrued interest at the end of each reporting period. These contracts have maturities of less than 30 days.

Financial liabilities

Financial liabilities are classified as either financial liabilities ‘at FVTPL’ or ‘other financial liabilities’ and are initially recorded at fair value.

(i) Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL when the financial liability is either held for trading or it is designated as at FVTPL.

A financial liability is classified as held for trading if:

•	it has been incurred principally for the purpose of repurchasing it in the near term; or

•	on initial recognition it is part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument.

A financial liability other than a financial liability held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

•	the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as at FVTPL.

Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability and is included in the Finance income or Finance costs line item in the consolidated statements of income.

(ii) Other financial liabilities

Other financial liabilities (including borrowings and trade and other payables) are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments (including all fees and amounts paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Financial obligations are classified as current liabilities, unless Arauco holds an unconditional right to defer their liquidation during at least 12 months after the balance sheet’s date.

The estimation of the reasonable value of the obligations with banks is determined by valuation techniques, using cash flows discounted applying rates in accordance to the risk of bank loans of a similar nature, while bonds are appraised at their market value.

h)	Derivative financial instruments

(i) Financial Derivatives - The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps and cross currency swaps. The group’s policy is that all derivative contracts are hedging contracts.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss unless the derivative is designated and effective as a hedging instrument under IAS 39, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

(ii) Embedded derivatives - The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL. Arauco has determined that no embedded derivatives currently exist.

(iii) Hedge accounting - The Group designates certain hedging instruments as either fair value hedges or cash flow hedges.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, Arauco documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

-Fair Value Hedges under IAS 39 - Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The change in the fair value of the hedging instrument and the change in the hedged Item attributable to the hedged risk are recognized in profit or loss in the line item relating to the hedged item.

-Cash flow hedges under IAS 39 - The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the Finance costs line item in the consolidated statement of income. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item. However, when the hedged forecast transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognized in other comprehensive income and accumulated In equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in profit or loss. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

i)	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method.

The cost of finished goods and works in process includes the cost of raw materials, direct labor, other direct costs and general overhead expenses, excluding interest expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When market conditions result in the production costs of a product exceeding its net realizable value, the inventories are written-down to their net realizable value. This write-down also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

Spare parts that will be consumed in a period of less than twelve months are presented in inventories and recognized as an expense when they are consumed.

j)	Non-current assets held for sale

The Group classifies certain property, plant and equipment, intangible assets, investments in associates and groups subject to expropriation (groups of assets to be sold together with their directly associated liabilities) as non-current assets held for sale which as of the closing date of the statement of financial position are the subject of active sale efforts and for which the completion is estimated to be highly probable.

These assets or groups subject to expropriation are valued at the lower of the carrying amount or the estimated retail value less the costs to carry out the sale, and are no longer amortized from the time they are classified as non-current assets held for sale.

k)	Business Combinations

Arauco applies the acquisition method to account for a business combination. This method requires the identification of the acquirer, determination of the acquisition date, recognition and measurement of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; and recognition and measurement of goodwill or a gain from a bargain purchase. Identifiable assets acquired and liabilities assumed and any contingent liabilities in a business combination are initially measured at fair value at the acquisition date, except:

•	deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 respectively;

•	liabilities or equity instruments related to share-based payment arrangements of the acquire or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquire are measured in accordance with IFRS 2 at the acquisition date (see note 3.16.2); and

•	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with such standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If

CELULOSA ARAUCO Y CONSTITUCION S.A.

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Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statement of income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit of the group or groups of cash generating units expected to benefit from the synergies of the combination irrespective of whether other assets or liabilities of the acquire are allocated to those units or groups of units.

Acquisition-related costs are accounted for as expenses when they are incurred, except for costs to issue debt or equity securities which are recognized in accordance with IAS 32 and IAS 39.

A parent will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

Changes in the ownership interest of a parent in its subsidiary that do not result in a loss of control are treated as equity transactions. Any difference between the amount which non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the parent company. No adjustment is made to the carrying amount of goodwill, neither gains or losses are recognized in the income statement.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may initially be measured either at fair value or at the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets. The choice is made on a transaction-by-transaction basis.

Arauco measures the fair value of the acquired company in the business combination on a step by step basis, recognizing the effects of change in participation of the profit or loss in the statement of income.

If the initial accounting for a business combination is not completed by the end of the reporting period in which the combination occurs, Arauco reports preliminary amounts for the items for which the accounting is incomplete. During the measurement period (no more than one year), these preliminary amounts are retrospectively adjusted, or additional assets or liabilities are recognized to reflect new information about facts and circumstances that existed at the acquisition date, if known, would have affected the amounts recognized at that date.

Business combinations that are common control transactions are accounted using as reference the pooling of interest. Under this method, assets and liabilities related to the transaction carries over the previous carrying values. Any difference between assets and liabilities included in the consolidation and the consideration transferred, is accounted in equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

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Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

l)	Investments in associates and joint arrangements

Associates are entities over which Arauco exercises significant influence, but not control. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Joint arrangement is defined as an entity over which there is joint control, which exists only when the decisions about strategic of activities, both financial and operational, require the unanimous consent of the parties sharing control.

Investments in joint arrangements are classified as a joint venture or as a joint operation. A joint operation is a joint arrangement in which the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement in which the parties that have joint control of the arrangement (i.e., participants in a joint venture) have rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. Their carrying amount is increased or decreased to recognize Arauco’s share of the profit or loss and other comprehensive income (exchange rate differences on translation to the presentation currency) of the associate or joint venture. Dividends received are recognized by deducting the amount received from the carrying amount of the investment. Arauco’s investment in associates includes goodwill.

The investments in joint operations recognize the assets, liabilities and results of operations in relation to Arauco’s ownership percentage.

If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.

Investments in associates and joint ventures are presented in the consolidated statement of financial position in the line item “Investments accounted for using equity method”.

If Arauco’s share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, Arauco discontinues recognizing its share of further losses. After Arauco’s carrying value in the investee is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that Arauco has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, Arauco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

m) Intangible assets

After initial recognition, intangible assets with finite useful lives are carried at cost less any accumulated amortization and impairment losses.

Amortization of an intangible asset with a finite useful life is allocated over the asset’s useful life. Amortization begins when the asset is available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

CELULOSA ARAUCO Y CONSTITUCION S.A.

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Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

(i) Computer Software

Computer software licenses are capitalized in terms of the costs incurred to acquire and make them compatible with existing software. These costs are amortized over the estimated useful lives of the software.

(ii) Water Rights, Easements and Other Rights

This item includes water rights, easements and other acquired rights recognized at historical cost which have indefinite useful lives as there is no foreseeable limit to the period over which these assets are expected to generate future cash flows. These rights are not amortized, but are tested for impairment at least annually, or when there is any indication that the assets might be impaired.

(iii) Customers and trade relations with customers

Correspond to the valuation over the time of the established relationship with customers, from the sale of products and services through its sales team. These relations will materialize in sales orders, which generate revenue and cost of sales. The useful life has been determined to be 15 years.

n) Goodwill

Goodwill generated in the acquisition of an entity is measured as the excess of the sum of the consideration paid, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. Goodwill is not amortized but is tested for impairment on annual basis.

The goodwill generated on acquisitions of foreign companies, is controlled in the functional currency of such foreign company.

Goodwill recognized for the acquisition of the subsidiary Arauco do Brasil S.A. whose functional currency is the Brazilian Real, is translated into U.S. Dollars at the closing exchange rate. At the date of these financial statements, the only change in the carrying amount of goodwill in Brazil is related to the net exchange rate differences on translation.

o) Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The cost includes expenditures that are directly attributable to the acquisition of the assets.

Subsequent costs, such as improvements and replacement of components, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Arauco and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized from property, plant and equipment. All other repairs and maintenance costs are expensed in the period in which they are incurred.

CELULOSA ARAUCO Y CONSTITUCION S.A.

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Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Arauco capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of those assets, until the assets are ready for their intended use (see Note 12).

Depreciation is calculated by components using the straight-line method.

The useful lives of the items of property, plant and equipment is estimated according to the expected use of the assets.

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, annually.

p) Leases

Arauco applies IFRIC 4 to assess whether an arrangement is, or contains, a lease. Leases of assets in which Arauco substantially holds all the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

Finance leases are initially recognized at the lower of the fair value at the inception of the lease of the leased property and the present value of the minimum lease payments.

When assets are leased under a finance lease, the present value of lease payments are recognized as financial account receivables. Finance income, which is the difference between the gross receivable and the present value of such amount, is recognized as the interest rate of return.

Leases in which substantially all risks and rewards are not transferred to the lessee are classified as operating leases. Payments under operating leases (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term.

q) Biological Assets

IAS 41 requires that biological assets, such as standing trees, are measured at fair value in the statement of financial position. Forestry plantations are accounted for at fair value less costs to sell, based on the presumption that fair values of these assets can be measured reliably.

The measurement of forestry plantations is based on discounted cash flow models whereby the fair value of the biological assets is determined using estimated future cash flows from continuing operations calculated using our sustainable forest management plans and including the estimated growth of the forests. This valuation is performed on the basis of each identifiable farm block and for each type of tree.

The measurement of new forestry plantations made during the current year, is made at cost, which corresponds to the fair value at that date. After twelve months, the valuation methodology used is that explained in the preceding paragraph.

Biological assets shown as current assets correspond to those forestry plantations that will be harvested in the short term.

CELULOSA ARAUCO Y CONSTITUCION S.A.

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Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Biological growth and changes in fair value of forestry plantations are recognized in the line item Other income in the consolidated statement of income.

The Company holds fire insurance policies for its forestry plantations which, together with company resources and efficient protection measures for these plantation assets allow financial and operational risks to be minimized.

r) Income tax expense and deferred income tax assets and liabilities.

The tax liabilities are recognized in the financial statements based on the determination of taxable income for the year and calculated using the tax rates in force in the countries where Arauco operates.

Deferred income tax is recognized using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and that are expected to apply when the related deferred tax asset is realized or the deferred income tax liability is settled.

The goodwill arising on business combinations does not give rise to deferred tax.

The deferred tax assets and tax credits are generally recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which those deductible temporary differences can be utilized.

s) Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period.

t) Revenue recognition

Revenues are recognized when Arauco has transferred the risks and rewards of ownership to the buyer and Arauco has no right to dispose of the assets, nor effective control of those good.

(i)	Revenue recognition from the Sale of Goods

Revenue from the sale of goods is recognized when Arauco has transferred to the buyer the significant risks and rewards of ownership of the goods, when the amount of revenue can be reliably measured, when Arauco does not retain any managerial involvement over the goods sold and when it is probable that the economic benefits associated with the transaction will flow to Arauco and the costs incurred in respect of the transaction can be measured reliably.

Sales are recognized in terms of the price agreed to in the sales contract, less any volume discounts and estimated product returns at the date of the sale. Volume

CELULOSA ARAUCO Y CONSTITUCION S.A.

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Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

discounts are evaluated in terms of estimated annual purchases. There is no significant financing component given that receivables from sales are collected within a short period, which is in line with market practices.

(ii)	Revenue recognition from Rendering of Services

When the outcome of a transaction involving the rendering of services can be reliably estimated, revenue is recognized by reference to the stage of completion of the transaction at the date of the reporting period, and when it is probable that the economic benefits associated with the transaction will flow to the Arauco.

Arauco mainly provides power supply services which are transacted principally in the spot market of the Sistema Interconectado Central (Central Interconnected System). According to current regulations, the prices on that market called “Marginal Costs” are calculated by the Centro de Despacho Económico de Carga del Sistema Interconectado Central (CDEC – SIC) (Economic Load Dispatch Center of the Central Interconnected System) and are generally recognized in the period in which the services are rendered.

Electrical power is generated as a by-product of the pulp and wood process and is a complementary business to it, which is initially supplied to the group’s subsidiaries and any surplus is sold to the CDEC-SIC.

Arauco provides other non-core services such as port services and pest control whose revenues are derived from fixed price service contracts, generally recognized during the period of the service contract on a straight-line basis over the term of the contract.

Revenues from operating segments mentioned in Note 24 are measured in accordance with the policies indicated in the preceding paragraphs.

Revenues from inter-segment sales (which are made at market prices) are eliminated in the consolidated financial statements.

u) Minimum dividend

Article No. 79 of the Chilean Corporations Law states that, unless otherwise unanimously agreed by the shareholders, corporations must distribute annually at least 30% of net income for the current year as cash dividend to shareholders determined in proportion to their shares or in the proportion established in the by-laws for preferred shares, if any, except where necessary to absorb accumulated losses from prior years.

The General Shareholders’ Meeting of Arauco agreed to distribute annual dividends at 40% of net distributable income, including an interim dividend to be distributed at year end. Dividends payable are recognized as a liability in the financial statements in the period when they are declared and approved by the Arauco’s shareholders or when arises the corresponding present obligation based on existing legislation or distribution policies established by the Shareholders’ Meeting.

The interim and final dividends are recorded in equity upon their approval by the Company’s Board of Directors and the shareholders.

CELULOSA ARAUCO Y CONSTITUCION S.A.

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Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Dividends payable are presented in the line item “Other current non financial liabilities” in the consolidated statement of financial position.

Dividends paid are not deductible for income tax purposes.

v) Earning per share

Basic earnings per share are calculated by dividing the net income for the period attributable to the parent company by the weighted average number of ordinary shares outstanding during the period, excluding the average number of shares in the Company held by a subsidiary, if such circumstance exists.

Arauco has not performed any type of transaction with a potential dilutive effect that would cause diluted earnings per share to be different from basic earnings per share.

w) Impairment

Non-financial Assets

The recoverable amount of property, plant and equipment and other assets with finite useful lives are measured whenever there is any indication that the assets have suffered an impairment loss. Among the indications to consider as evidence of impairment are significant declines in the assets’ market value, significant adverse changes in the technological environment, obsolescence or physical damages of assets and changes in the manner in which the asset is used or expected to be used). Arauco evaluates at the end of each reporting period whether there is any evidence of the indications above mentioned.

For this evaluation, assets are grouped at the lowest level of group of assets that generates cash flows independently.

Goodwill and intangible assets with indefinite useful life are tested annually for impairment or whenever circumstances indicate it. The recoverable amount of an intangible asset is the higher of its fair value less costs of disposal and its value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Except for goodwill, a previously recognized impairment loss is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Impairment losses are reversed so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. An impairment loss recognized for goodwill is not reversed in subsequent periods.

CELULOSA ARAUCO Y CONSTITUCION S.A.

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Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

For the purposes of assessing impairment losses, assets are grouped at the lowest level for which there is identifiable cash flows separately for each cash-generating unit. Non-financial assets, other than goodwill, which had suffered an impairment loss, are reviewed at the end of each reporting period whether there is any indication that an impairment loss previously recognized may no longer exists or has decreased.

“Cash-generating units” are the smallest identifiable groups of those cash inflows that are largely independent of the cash inflow from other assets or groups of assets.

Goodwill is allocated to cash-generating units for impairment testing purposes. The allocation is made between cash-generating units or groups of cash generating units expected to benefit from the synergies of the combination.

Financial Assets

At the end of each reporting period, an evaluation is performed in order to identify whether there is any objective evidence that a financial asset or a group of financial assets may have been impaired. Financial assets are impaired only when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of a financial asset, the estimated future cash flows of the financial asset have been affected. Impairment losses are recognized in the consolidated statement of income.

The allowance for doubtful accounts is established when there is objective evidence that Arauco will not receive payments under the original sale terms. An allowance is made when the customer is a party to a bankruptcy court agreement or cessation of payments, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

The allowance for doubtful accounts is measured as the difference between the carrying amount of receivables and the present value of estimated future cash flows. The carrying amount of the receivable is reduced through the use of the allowance. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in profit or loss.

x) Employee Benefits

Arauco has severance payment obligations arising from voluntary termination of employment. These are paid to certain employees that have been employed by the Company for more than five years in accordance with conditions established within collective or individual employment contracts.

This is an estimate of the years of service-based severance payments to be recognized as a future termination payment liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability. These obligations are considered a defined benefit plan.

The main factors considered for calculating the actuarial value of severance payments obligation for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

Actuarial gains and losses are recognized in other comprehensive income in the year they are incurred.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

These obligations are treated as post-employment benefits.

y) Employee Vacations

Arauco recognizes the expense for employee vacation according to labor legislation in each country on an accrual basis.

This obligation is presented in the line item “Trade and Other payables” in the consolidated statement of financial position.

z) Recent accounting pronouncements

The following new standards and interpretations have been adopted in these financial statements:

Amendments and improvements	Contents	Mandatory application for annual periods beginning on or after

IAS 32	Financial Instruments Presentation - Clarification of requirements for netting of financial assets and liabilities.	January 1, 2014

IFRS 10, IFRS 12, IAS 27	Investment Entities provides an exemption for the consolidation of subsidiaries under IFRS 10 under the definition of “investment companies”.	January 1, 2014

IAS 36	Impairment of Assets, Modification disclosures requirements	January 1, 2014

IAS 39	Financial Instruments: Recognition and Measurement-Novation of derivatives and continuation hedge accounting	January 1, 2014

New interpretations	Contents	Mandatory application for annual periods beginning on or after

IFRIC 21

Levies

Guides about when to recognize a liability for a government imposed levy whether for those recorded in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and for those liens whose existence and amount is certain.

January 1, 2014

The application of these standards has not had a significant impact on the amounts reported in these financial statements, however, may affect the accounting for future transactions or arrangements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

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Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

At the date of issuance of these consolidated interim financial statements, the following accounting pronouncements have been issued by the IASB:

Standards and interpretations	Contents	Mandatory application for annual periods beginning on or after
IFRS 9

Financial Instruments

Amendment to the classification and measurement of financial assets

In November 2010 it was also amended to include treatment and classification of liabilities. Early adoption is permitted.

January 1, 2018

IFRS 14	Deferral of Regulatory accounts. Applies to entities adopting IFRS for the first time which are involved in activities with regulated rates.	January 1, 2016

IFRS 15	Income from contracts with customers. provide unique model based on principles that apply in all contracts with customers.	January 1, 2017

Amendments and improvements	Contents	Mandatory application for annual periods beginning on or
IAS 19	Employee Benefits Clarifies the requirements related to the way in which contributions from employees or others which are linked to the service must be attributed to periods of service.	July 1, 2014

Annual improvements 2010-2012-Amendments to IFRS 7	IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16, IAS 38, IAS 24	July 1, 2014

Annual Improvement 2011-2013 –Amendments to IFRS 4	IFRS 1, IFRS 3, IFRS 13, IAS 40	July 1, 2014

IFRS 11-Amendments	Accounting of acquisitions for shares in joint ventures Require to the acquirer the application of business combinations and related disclosures.	January 1, 2016

IAS 16 and IAS 38 – Amendments	Clarification of acceptable methods of depreciation and amortization. Additional guidance on how to calculate the depreciation and amortization of property, plant and equipment and intangible assets.	January 1, 2016

IAS 16 and IAS 41 – Amendments	Agriculture: Manufactoring plants Amendments provide the concept of manufacturing plants, which are used exclusively to grow products in the scope of IAS 16.	January 1, 2016

Arauco believes that the adoption of these standards, amendments and interpretations will have no significant impact on its interim consolidated financial statements of the Company in the period of initial application.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 2.	CHANGES IN POLICIES AND ACCOUNTING ESTIMATES

1) Changes in Accounting Policies

The accounting policies have been developed in accordance with the effective IFRS as of June 30, 2014 and have been consistently applied to all periods presented in these interim consolidated financial statements.

2) Changes in the Estimates and processing of accounting policies

There have been no changes in the treatment of accounting policies for the same period last year.

NOTE 3.	DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of Information on Issued Capital

At the date of these financial statements the share capital of Arauco is ThUS$ 353,618.

In 2013, as a result of the merger of Celulosa Arauco y Constitución S.A. and Forestal Viñales S.A as part of the reorganization of the forestry companies in Chile, a capital increase of ThUS$442 was realized (Note 14).

	06-30-2014	12-31-2013
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,159,655
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$0.0031210 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$353,618

	06-30-2014	12-31-2013
Number of Shares Issued and Fully Paid by Type of Capital in Ordinary Shares	113,159,655

b)	Dividends paid

The interim dividend paid each year is equivalent to 20% of the distributable net income calculated as of the end of September of each year and is presented in the consolidated statement of changes in equity.

The final dividend paid each year corresponds to the difference between the 40% of prior year distributable net income and the amount of the interim dividend paid at the end of the immediately preceding fiscal year.

The minimum dividend provision corresponding to the year 2014 in an amount of ThU.S.$88,837 (ThU.S.$86,273 as of June 30, 2013) is presented in the consolidated statement of changes in equity.

In the Cash Flow Statement, in line “dividends paid” is presented an amount of ThU.S.$77,759 as of June 30, 2014 (ThU.S.$65,293 as of June 30, 2013) which ThU.S.$75,424 (ThU.S.$47,017 as of June 30, 2013) correspond to the payment of dividens of the parent company.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

The following are the dividends paid and per share amounts during the period 2014 and the years 2013:

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-09-2014
Amount of Dividend	ThU.S.$ 75,424
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.66653

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-10-2013
Amount of Dividend	ThU.S.$ 63,388
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.56016

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-08-2013
Amount of Dividend	ThU.S.$ 47,017
Number of Shares for which Dividends are Paid	113,152,446
Dividend per Share	U.S.$0.41552

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

c)	Disclosure of Information on Reserves

Other Reserves

Other reserves consist of reserves of exchange differences on translation, reserves of cash flow hedges and other reserves.

Arauco does not have any restrictions associated with these reserves.

Reserves of exchange differences on translation

Reserves of exchange differences on translation correspond to exchange differences relating to the translation of the results and net assets of Arauco’s subsidiaries whose functional currency is other than Arauco’s presentation currency.

Reserves of cash flow hedges

Reserves of cash flow hedges correspond to the portion of mark to market adjustments of outstanding cash flow hedges at the end of each reporting period.

Reserve of Actuarial Profits or Losses in Defined Benefit Plans

This corresponds to changes in the present value of the obligation for defined benefits resulting from experience adjustments (the effect of the differences between the previous actuarial assumptions and the events that occurred within the context of the plan) and the effects of the changes in the actuarial assumptions.

Other reserves

This mainly corresponds to the share of other comprehensive income of investments in associates and joint ventures.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

d)	Disclosures of other information

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint ventures as of June 30, 2014 and 2013:

	January - June		April - June
	2014	2013	2014	2013
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Classes of Other Income
Other Income, Total	154,124	202,473	76,427	117,696
Gain from changes in fair value of biological assets (See note 20)	133,644	136,643	67,031	69,034
Net income from insurance compensation	710	1,197	710	—
Revenue from export promotion	1,921	2,173	942	1,063
Leases received	1,096	649	673	238
Gain on sales of assets	7,261	17,008	1,198	16,230
Gain on sales of assets classified as held for sale	—	25,982	—	17,015
Revenue from compensation of judgment	—	8,500	—	8,500
Access easement	4,831	—	4,831	—
Other operating results (sale materials and waste, rent of easements, income tax recovery)	4,661	10,321	1,042	5,616

Classes of Other Expenses by activity
Total of other expenses by activity	(83,048)	(43,183)	(25,048)	(21,810)
Depreciation	(741)	(850)	(372)	(697)
Expenses judgment	(1,760)	(3,036)	(725)	(1,873)
Impairment provision properties, plants and equipment and others	(5,089)	(3,604)	(1,339)	(1,392)
Plants stoppage operating expenses	(1,657)	(6,189)	(1,122)	(2,798)
Expenses projects	(7,256)	(5,707)	(2,960)	(3,126)
Expenses start-up	(7,225)	—	(3,187)	—
Loss of assets	(15)	(1,954)	—	21
Loss of forest due to fires	(32,029)	(121)	(1,851)	(49)
Other Taxes	(2,753)	(2,403)	(1,237)	(560)
Research and development expenses	(1,509)	(1,253)	(698)	(688)
Compensation and eviction	(7,440)	(1,273)	(5,323)	(755)
Fines, readjustments and interest	(211)	(671)	(111)	(571)
Other expenses (donations, repayments insurance)	(15,363)	(16,122)	(6,123)	(9,322)

Classes of financing income
Financing income, total	7,506	11,512	3,936	5,359
Financial income from mutual funds - deposits	5,156	4,141	2,902	2,416
Financial income resulting from swap - forward	226	4,668	36	1,876
Other financial income	2,124	2,703	998	1,067

Classes of financing costs
Financing costs, Total	(110,058)	(115,031)	(56,835)	(58,626)
Interest expense, Loans banks	(11,841)	(14,432)	(5,841)	(7,877)
Interest expense, Bonds	(85,034)	(90,424)	(45,715)	(46,390)
Interest expense, financial instruments	(6,325)	(2,329)	(2,610)	273
Other financial costs	(6,858)	(7,846)	(2,669)	(4,632)

Classes of Participation in Income (Loss) of associates and joint ventures accounted for using the Equity Method
Total	(99)	(924)	780	(2,418)
Investments in associates	(741)	(728)	663	(2,121)
Joint ventures	642	(196)	117	(297)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Below is the Balance of Expenses by nature:

	January - June		April - June
Cost of sales	2014 ThU.S.$	2013 ThU.S.$	2014 ThU.S.$	2013 ThU.S.$
Timber	420,442	432,571	227,230	221,519
Forestry labor costs	293,400	306,068	152,381	153,275
Depreciation and amortization	141,693	134,841	75,436	69,977
Maintenance costs	133,066	108,210	71,110	55,657
Chemical costs	264,412	249,704	142,679	128,588
Sawmill Services	59,779	91,563	31,269	47,326
Others Raw Materials	44,324	95,914	25,092	71,085
Indirect costs	82,367	81,536	46,841	27,402
Energy and fuel	109,298	97,596	66,328	52,035
Cost of electricity	42,984	45,714	17,100	24,117
Wage and salaries	134,489	116,504	72,910	58,251
Total	1,726,254	1,760,221	928,376	909,232

	January - June		April - June
Distribution cost	2014 ThU.S.$	2013 ThU.S.$	2014 ThU.S.$	2013 ThU.S.$
Selling costs	16,459	17,170	8,281	8,401
Commissions	8,148	7,881	4,357	4,016
Insurance	2,548	3,211	1,414	1,684
Provision for doubtful accounts receivable	893	(456)	828	(438)
Other selling costs	4,870	6,534	1,682	3,139
Shipping and freight costs	239,656	241,667	131,149	142,965
Port services	14,186	13,100	8,021	7,072
Freights	192,695	202,558	104,135	120,722
Other shipping and freight costs	32,775	26,009	18,993	15,171
Total	256,115	258,837	139,430	151,366

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

	January - June		April - June
Administrative expenses	2014 ThU.S.$	2013 ThU.S.$	2014 ThU.S.$	2013 ThU.S.$
Wage and salaries	111,795	116,251	59,279	56,998
Marketing, advertising, promotion and publications expenses	5,175	4,293	2,740	2,216
Insurance	16,353	20,940	8,150	10,489
Depreciation and amortization	12,782	6,973	7,282	3,415
Computer services	13,741	10,212	7,038	6,532
Lease rentals (offices, warehouses and machinery)	5,384	6,882	3,276	2,707
Donations, contributions, scholarships	4,667	5,274	2,727	3,128
Fees (legal and technical advisories)	26,276	25,592	14,828	14,098
Property taxes, patents and municipality rights	10,559	9,626	4,829	5,770
Other administration expenses (travel within and outside the country, cleaning services, security, basic services)	72,012	61,240	37,542	30,295
Total	278,744	267,283	147,691	135,648

		January-June		April-June
		2014	2013	2014	2013
Expenses for	Note	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Depreciations	7	150,121	142,695	81,098	73,727
Employee benefits	10	254,430	257,468	111,300	132,426
Amortization	19	5,782	1,707	2,239	840

e) Auditor Fees and Number of Employees (Not audited or reviewed)

At the end of this period, the auditor fees and number of employees are follows:

Auditors fees	06-30-2014 ThU.S.$
Audit services	1,210
Other services
Tax services	339
Others	198
TOTAL	1,747

Number of employees	No.
14,161

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 4.	INVENTORIES

Components of Inventory	06-30-2014 ThU.S.$	12-31-2013 ThU.S.$
Raw materials	101,313	93,895
Production supplies	97,828	103,698
Products in progress	92,318	107,180
Finished goods	502,052	453,762
Spare Parts	146,836	142,055
Total Inventories	940,347	900,590

Inventories recognized as cost of sales at June 30, 2014 were ThU.S.$1,722,611 (ThU.S.$1,755,579 at June 30, 2013).

In order to have the inventories recorded at net realizable value at June 30, 2014, there has been a net decrease of inventories associated with a higher provision of obsolescence ThU.S.$67 (lower provision ThU.S.$2,444 at June 30, 2013).

At June 30, 2014 there are penalties of inventory ThU.S.$279 (ThU.S.$1,724 at June 30, 2013)

The allowance of obsolescence is calculated based on the conditions of sale of products and age of inventory (inventory turnover).

No inventories have been pledged as security for liabilities at the end of each reporting period.

Agricultural Products

Agricultural Products are mainly forestry products that are intended for sale in the normal course of our operations and are measured at fair value less costs to sell at the point of harvest at the end of each reporting period Agricultural products are classified as raw materials within the line item inventories.

NOTE 5.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank checking account balances, time deposits, repurchase agreements and mutual funds. They are short-term highly liquid investments that are readily convertible to known amounts of cash, and are subject to an insignificant risk of changes in value.

The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are permitted under Arauco’s Investment Policy which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean Pesos or in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted under Arauco’s Investment Policy.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

As of the date of these consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

Components of Cash and Cash Equivalents	06/30/2014 ThU.S.$	12-31-2013 MUS$
Cash on hand	435	330
Bank checking account balances	184,075	155,208
Time deposits	325,088	391,588
Mutual funds	122,850	111,435
Other cash and cash equivalents (*)	8,276	8,651
Total	640,724	667,212

(*)	Applies to contracts investments under resale agreements

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 6.	INCOME TAXES

The tax rates applicable in the countries in which Arauco operates are 20% in Chile, 35% in Argentina, 34% in Brazil, 25% in Uruguay and 34% in the United States (federal tax).

Deferred Tax Assets

The following table sets forth the deferred tax assets as of June 30, 2014 and December 31, 2013:

Deferred Tax Assets	06-30-2014 ThU.S.$	12-31-2013 ThU.S.$
Deferred tax Assets relating to Provisions	12,245	12,016
Deferred tax Assets relating to Accrued Liabilities	6,717	7,367
Deferred tax Assets relating to Post-Employment benefits	8,944	9,012
Deferred tax Assets relating to Property, Plant and equipment	13,502	8,842
Deferred tax Assets relating to Financial Instruments	—	343
Deferred tax Assets relating to Tax Losses Carryforwards	54,659	56,333
Deferred tax Assets relating to Biological Assets	5,710	73
Deferred tax Assets relating to Inventories	5,833	4,910
Deferred tax Assets relating to Provisions for Income	3,832	3,678
Deferred tax Assets relating to Allowance for Doubful Accounts	3,258	3,104
Intangible revaluation differences	619	—
Defferred tax Assets relating to Other Deductible Temporary Differences(*)	25,520	54,920
Total Deferred Tax Assets	140,839	160,598

(*)	In the period 2013 there MUS $ 19,887 deferred tax relating to tax goodwill produced by fusion of Chilean forestry companies

Certain subsidiaries of Arauco, to the date of these financial statements, present tax losses for which it is considered that given the projection of future profits, allowing the recovery of these assets. The total amount of these tax losses is ThU.S.$164,183 (ThU.S.$ 165,393 at December 31, 2013), which are mainly originated by operational and financial losses.

In addition, as of the closing of these financial statements there are ThU.S.$109,506 of unused tax losses from companies in Uruguay based on to the participation of Arauco which have not been recognized as deferred tax assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Deferred Tax Liabilities

The following table sets forth the deferred tax liabilities as of June 30, 2014 and December 31, 2013:

Deferred Tax Liabilities	06-30-2014 ThU.S.$	12-31-2013 ThU.S.$

Deferred tax Liabilities relating to Property, plant and equipment	785,462	781,777

Deferred tax Liabilities relating to Financial Instruments	4,655	10,060

Deferred tax Liabilities relating to Biological Assets	564,550	534,161

Deferred tax Liabilities relating to Inventory	30,204	15,422

Deferred tax Liabilities due to Prepaid Expenses	37,398	56,558

Deferred tax Liabilities due to Intangible	35,089	25,597
Deferred tax Liabilities relating to Other Taxable Temporary Differences	24,277	38,720

Total Deferred Tax Liabilities	1,481,635	1,462,295

The effect of changes in deferred tax liabilities related to cash flow hedges corresponds to a charge of ThU.S.$2,064 as of June 30, 2014 (credit of ThU.S.$7,175 as of June 30, 2013), which is presented in Reserves for cash flow hedges in the consolidated statement of changes in equity.

The deferred tax assets and liabilities expected to be recovered and settled in less than twelve months amounts to ThU.S.$19,497 and ThU.S.$106,252, respectively.

Arauco does not offset deferred tax assets and deferred tax liabilities since there is no legal enforceable right to offset amounts recognized in these items that relate to different tax jurisdictions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of the asset and deferred tax liability

Deferred Tax Assets	Opening Balance 01-01-2014 ThU.S.$	Expenses (Income) for deferred tax recognized as a result ThU.S.$	Deferred tax of items directly credited to equity ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 06/30/2014 ThU.S.$
Deferred tax Assets relating to Provisions	12,016	58	—	171	12,245

Deferred tax Assets relating to accrued liabilities	7,367	(761)	28	83	6,717
Deferred tax Assets relating to Post-Employment benefits	9,012	(535)	481	(14)	8,944
Deferred tax Assets relating to Property, Plant and equipment	8,842	4,642	—	18	13,502
Deferred tax Assets relating to Financial Instruments	343	(343)	—	—	—
Deferred tax Assets relating to tax losses carryforwards	56,333	(2,950)	—	1,276	54,659
Deferred tax assets relating to biological assets	73	5,637	—	0	5,710
Deferred tax assets relating to provisions for income	4,910	869	—	54	5,833
Deferred tax assets relating to provisions for income	3,678	157	—	(3)	3,832
Deferred tax assets relating to provision for doubful accounts	3,104	142	—	12	3,258
Intangible revaluation differences	—	619	—	—	619
Defferred tax assets relating to other deductible temporary differences	54,920	(29,606)	—	206	25,520
Total deferred tax assets	160,598	(22,071)	509	1,803	140,839

Deferred Tax Liabilities	Opening Balance 01-01-2014 ThU.S.$	Expenses (Income) for deferred tax recognized as a result ThU.S.$	Deferred tax of items directly credited to equity ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 06/30/2014 ThU.S.$
Deferred tax liabilities relating to property, Plant and equipment	781,777	185	—	3,500	785,462
Deferred tax liabilities relating to financial instruments	10,060	46	(5,451)	—	4,655
Deferred tax liabilities relating to biological assets	534,161	25,818	—	4,571	564,550
Deferred tax liabilities relating to inventory	15,422	14,782	—	—	30,204
Deferred tax liabilities due to prepaid expenses	56,558	(19,161)	—	1	37,398
Deferred tax liabilities due to intangible	25,597	9,492	—	—	35,089
Deferred tax liabilities relating to other taxable temporary differences	38,720	(15,482)	—	1,039	24,277
Total deferred tax liabilities	1,462,295	15,680	(5,451)	9,111	1,481,635

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Temporary Differences

The following tables summarize the deductible and taxable temporary differences:

	06-30-2014		12-31-2013
Detail of classes of Deferred Tax Temporary Differences	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$
Deferred Tax Assets	86,180		104,265
Deferred Tax Assets - Tax losses	54,659		56,333
Deferred Tax Liabilities		1,481,635		1,462,295
Total	140,839	1,481,635	160,598	1,462,295

	January - June		April - June
Detail of Temporary Difference Income and Loss Amounts	2014 ThU.S.$	2013 ThU.S.$	2014 ThU.S.$	2013 ThU.S.$
Deferred Tax Assets	(22,492)	(10,414)	(14,552)	(7,895)
Deferred Tax Assets - Tax losses	421	(11,104)	(1,557)	(12,853)
Deferred Tax Liabilities	(15,680)	1,063	8,786	8,142
Total	(37,751)	(20,455)	(7,323)	(12,606)

Income Tax Expense

Income tax expense consists of the following:

	January - June		April - June
Income Tax composition	2014 ThU.S.$	2013 ThU.S.$	2014 ThU.S.$	2013 ThU.S.$
Current income tax expense	(55,531)	(37,490)	(33,980)	(28,331)

Tax benefit arising from unrecognized tax assets previously used to reduce tax expense	—	1,125	(58)	201

Previous period current tax adjustments	4,637	1,736	2,324	1,814

Other current tax expenses	4,630	(86)	2,621	(359)

Current Tax Expense, Net	(46,264)	(34,715)	(29,093)	(26,675)

Deferred tax income (expense) relating to origination and reversal of temporary differences	(38,172)	(9,351)	(5,766)	247

Tax benefit arising from previously unrecognized tax assets used to reduce deferred expense from taxes	421	(11,104)	(1,557)	(12,853)

Total deferred Tax Expense, Net	(37,751)	(20,455)	(7,323)	(12,606)

Income Tax Expense, Total	(84,015)	(55,170)	(36,416)	(39,281)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

The following table sets for the current income tax expense detailed by foreign and domestic companies at June 30, 2014 and 2013:

	January - June		April - June
	2014 ThU.S.$	2013 ThU.S.$	2014 ThU.S.$	2013 ThU.S.$
Foreign current income tax expense	(9,815)	(8,505)	(7,322)	(3,845)
Domestic current income tax expense	(36,449)	(26,210)	(21,771)	(22,830)
Total current income tax expense	(46,264)	(34,715)	(29,093)	(26,675)

Foreign deferred tax expense	(16,500)	(5,550)	(2,207)	(4,306)
Domestic deferred tax expense	(21,251)	(14,905)	(5,116)	(8,300)
Total deferred tax expense	(37,751)	(20,455)	(7,323)	(12,606)

Total tax income (expense)	(84,015)	(55,170)	(36,416)	(39,281)

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January - June		April - June
Reconciliation of Income tax from Statutory Rate to Effective Tax Rate	2014 ThU.S.$	2013 ThU.S.$	2014 ThU.S.$	2013 ThU.S.$
Tax Expense at applicable tax rate	(63,338)	(62,652)	(27,257)	(39,604)
Tax effect of foreign tax rates	(8,548)	(7,272)	(7,510)	(3,027)
Tax effect of revenues exempt from taxation	8,772	1,645	10,995	(5,960)
Tax effect of expense not deductible in determining taxable profit (tax loss)	(21,934)	(2,471)	(14,661)	(4,010)
Tax rate effect of tax losses	(1,098)	10,420	(1,098)	10,439
Tax rate effect of adjustments for current tax of prior periods	4,627	1,732	3,512	1,810
Other tax rate effects	(2,496)	3,428	(397)	1,071
Total adjustments to tax expense at applicable tax rate	(20,677)	7,482	(9,159)	323
Tax expense at effective tax rate	(84,015)	(55,170)	(36,416)	(39,281)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7.	PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment, Net	06-30-2014 ThU.S.$	12-31-2013 ThU.S.$
Construction in progress	1,636,555	1,542,739
Land	985,890	974,408
Buildings	1,716,409	1,694,924
Plant and equipment	2,783,030	2,774,551
Information technology equipment	29,525	25,575
Fixtures and fittings	7,526	7,627
Motor vehicles	18,905	13,597
Other property, plant and equipment	113,080	104,046
Total Net	7,290,920	7,137,467

Property, Plant and Equipment, Gross
Construction in progress	1,636,555	1,542,739
Land	985,890	974,408
Buildings	3,097,613	3,010,996
Plant and equipment	5,066,491	4,954,621
Information technology equipment	70,956	64,352
Fixtures and fittings	34,490	33,015
Motor vehicles	47,297	40,789
Other property, plant and equipment	130,799	120,810
Total Gross	11,070,091	10,741,730

Accumulated depreciation and impairment
Buildings	(1,381,204)	(1,316,072)
Plant and equipment	(2,283,461)	(2,180,070)
Information technology equipment	(41,431)	(38,777)
Fixtures and fittings	(26,964)	(25,388)
Motor vehicles	(28,392)	(27,192)
Other property, plant and equipment	(17,719)	(16,764)
Total	(3,779,171)	(3,604,263)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Description of Property, Plant and Equipment Pledged as Security for Liabilities

To date there are no assets pledged as collateral in these interim consolidated financial statements.

Commitments for project disbursements or for the acquisition of property, plant and equipment.

	06-30-2014 ThU.S.$	12-31-2013 ThU.S.$
Amount committed for the acquisition of property, plant and equipment	170,459	310,087

	06-30-2014 ThU.S.$	12-31-2013 ThU.S.$
Disbursements for property, plant and equipment under construction	242,693	671,128

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Movement on Property, Plant and Equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of June 30, 2014 and December 31, 2013:

Movement of Property, Plant and Equipment	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2014	1,542,739	974,408	1,694,924	2,774,551	25,575	7,627	13,597	104,046	7,137,467

Changes

Additions	242,693	572	365	45,350	783	595	3,077	8,536	301,971
Disposals	(2,692)	(317)	(169)	(3,157)	1	1	107	—	(6,226)
Retirements	(508)	(17)	(17,844)	(12,371)	(112)	—	(354)	(235)	(31,441)
Depreciation	—	—	(48,495)	(104,174)	(2,404)	(1,301)	(2,170)	(2,089)	(160,633)
Increase (decrease) through net exchange differences	4,496	11,244	(5,556)	33,821	(7)	62	(87)	3,884	47,857
Reclassification of assets held for sale	—	—	163	1,762	—	—	—	—	1,925
Increase (decrease) through transfers from construction in progress	(150,173)	—	93,021	47,248	5,689	542	4,735	(1,062)	—
Total changes	93,816	11,482	21,485	8,479	3,950	(101)	5,308	9,034	153,453
Closing balance 06-30-2014	1,636,555	985,890	1,716,409	2,783,030	29,525	7,526	18,905	113,080	7,290,920

Movement of Property, Plant and Equipment	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2013	1,291,259	986,033	1,654,955	2,731,233	26,094	13,396	11,094	102,679	6,816,742
Changes
Additions	671,128	13,385	20,359	64,952	1,297	912	2,987	6,160	781,179
Disposals	—	(801)	(1,747)	(606)	(11)	(3,934)	(74)	(344)	(7,516)
Retirements	(4,297)	(317)	(2,901)	(15,299)	(32)	(179)	(8)	(361)	(23,394)
Depreciation	—	—	(87,728)	(220,452)	(3,528)	(2,734)	(3,223)	(1,187)	(318,852)
Impairment loss recognized in profit or loss	—	—	(314)	(874)	(2)	—	—	—	(1,190)
Increase (decrease) through net exchange differences	(12,053)	(28,100)	(19,597)	(46,907)	28	288	(259)	(2,902)	(109,502)
Increase (decrease) through transfers from construction in progress	(403,298)	4,208	131,897	262,505	1,728	(122)	3,081	1	—
Total changes	251,480	(11,625)	39,970	43,319	(519)	(5,769)	2,504	1,367	320,726
Closing balance 12-31-2013	1,542,739	974,408	1,694,924	2,774,551	25,575	7,627	13,597	104,046	7,137,467

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

The depreciation expense for the period ending June 30, 2014 and 2013 is as follows:

	January-June		April-June
Depreciation for the year	2014 ThU.S.$	2013 ThU.S.$	2014 ThU.S.$	2013 ThU.S.$
Cost of sales	138,806	133,135	74,641	69,137
Administrative expenses	9,887	6,973	5,831	3,416
Other expenses	1,428	2,587	626	1,174
Total	150,121	142,695	81,098	73,727

The useful lives of property, plant and equipment estimated based on the expected use of the assets are as follows:

		Minimum	Maximum	Average
Buildings	Useful Life in Years	16	89	39
Plant and equipment	Useful Life in Years	8	67	29
Information technology equipment	Useful Life in Years	6	18	5
Fixtures and fittings	Useful Life in Years	6	12	10
Motor vehicles	Useful Life in Years	6	26	13
Other property, plant and equipment	Useful Life in Years	5	27	16

A significant portion of items of property, plant and equipment do not have significant differences between the fair value and the cost of these assets.

See Note 12 for details of capitalized borrowing costs.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8.	LEASES

Arauco acting as lessee

	06-30-2014 ThU.S.$	12-31-2013 ThU.S.$
Property, Plant and Equipment under finance leases	105,257	90,467
Plant and equipment	105,257	90,467

Reconciliation of Financial Lease Minimum Payments:

06-30-2014
Periods	Present Value ThU.S.$
Less than one year	31,835
Between one and five years	72,366
More than five years	—
Total	104,201

12-31-2013
Periods	Present Value ThU.S.$
Less than one year	26,949
Between one and five years	62,491
More than five years	—
Total	89,440

Lease obligations are presented in the consolidated statement of financial position in line items “Other current financial liabilities” and “Other non-current financial liabilities” depending on their respective maturities as stated above.

Arauco acting as lessor

Reconciliation of Financial Lease Minimum Payments:

	06-30-2014
Periods	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Less than one year	588	43	545
Between one and five years	34	1	33
More than five years	—	—	—
Total	622	44	578

	12-31-2013
Periods	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Less than one year	980	11	969
Between one and five years	131	1	130
More than five years	—	—	—
Total	1,111	12	1,099

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Finance lease receivables are presented in the consolidated statement of financial position in line items “Trade and other current receivable” and “Trade and other non-current receivable” depending on their maturities stated above.

Arauco accounts for its lease contracts as finance leases. These lease contracts are for a term of less than five-years at market interest rates and leased assets are forestry machinery and equipment. They also include an early termination option, under general and special conditions stipulated in each contract.

There are no contingent rents payable or restrictions imposed by any lease arrangements.

NOTE 9.	REVENUE

	January - June		April - June
Classes of revenue	2014 ThU.S.$	2013 ThU.S.$	2014 ThU.S.$	2013 ThU.S.$
Revenue from sales of goods	2,497,489	2,449,254	1,321,237	1,302,715
Revenue from rendering of services	101,770	102,681	53,405	62,304
Total	2,599,259	2,551,935	1,374,642	1,365,019

NOTE 10.	EMPLOYEE BENEFITS

Classes of Benefits and Expenses by Employee

	January - June		April - June
	2014 ThU.S.$	2013 ThU.S.$	2014 ThU.S.$	2013 ThU.S.$
Employee expenses	254,430	257,468	111,300	132,426
Wages and salaries	248,721	251,888	108,923	129,238
Severance indemnities	5,709	5,580	2,377	3,188

The main actuarial assumptions used by Arauco in the calculation of the severance indemnities obligation as of June 30, 2014 and 2013 are as follows:

Discount rate	3.50%
Inflation	3.00%
Mortality rate	RV-2009

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligation as of June 30, 2014 and December 31, 2013:

	06-30-2014 ThU.S.$	12-31-2013 ThU.S.$
Current	3,772	3,814
Non-current	41,794	42,170
Total	45,566	45,984

Reconciliation of the present value of severance indemnities obligation	06-30-2014 ThU.S.$	12-31-2013 ThU.S.$
Opening balance	45,984	47,436
Current service cost	1,056	3,241
Interest cost	1,465	1,510
Actuarial gains	2,526	4,143
Benefits paid	(3,090)	(6,628)
Increase (decrease) for foreign currency exchange rates changes	(2,375)	(3,718)
Closing balance	45,566	45,984

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11.	EFFECT OF FOREIGN CURRENCY EXCHANGE RATE VARIATIONS

Local and foreign currency

Assets and liabilities by class of currency as of 30, 2014 and December 31, 2013 are as follows:

	06-30-2014 ThU.S.$	12-31-2013 ThU.S.$
Total Current Assets	3,000,427	2,808,321

Cash and Cash Equivalents	640,724	667,212
U.S Dollar	486,755	534,575
Euro	2,480	4,681
Brazilian Real	67,043	68,658
Argentine pesos	8,355	13,942
Other currencies	2,357	3,473
Chilean Pesos	73,734	41,883

Other current financial assets	1,385	3,089
U.S Dollar	1,385	3,089

Other current non-financial assets	199,212	188,964
U.S Dollar	95,687	82,175
Euros	241	126
Brazilian Real	15,952	13,395
Argentine pesos	12,913	10,079
Other currencies	9,258	7,746
Chilean Pesos	65,161	75,443

Trade and other current receivables	826,323	711,678
U.S Dollar	570,077	446,386
Euro	18,571	33,072
Brazilian Real	71,835	55,756
Argentine pesos	23,851	33,130
Other currencies	25,071	24,513
Chilean Pesos	116,303	117,827
U.F.	615	994

Accounts receivable from related companies	24,512	8,243
U.S Dollar	—	135
Brazilian Real	19,681	3,654
Chilean Pesos	4,831	4,454

Current Inventories	940,347	900,590
U.S Dollar	835,882	791,271
Brazilian Real	83,812	87,638
Chilean Pesos	20,653	21,681

Current biological assets	315,448	256,957
U.S Dollar	291,033	256,957
Brazilian Real	24,415	—

Current tax assets	45,070	61,174
U.S Dollar	4,022	2,861
Euros	67	14
Brazilian Real	2,727	2,475
Argentine pesos	3,215	5,888
Other currencies	1,522	1,337
Chilean Pesos	33,517	48,599

Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	7,406	10,414
U.S Dollar	7,406	10,414

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

	06-30-2014 ThU.S.$	12-31-2013 ThU.S.$
Total Non Current Assets	11,795,184	11,685,074

Other non-current financial assets (*)	34,959	48,778
U.S Dollar	34,344	48,011
Argentine pesos	615	767

Other non-current non-financial assets	133,056	125,052
U.S Dollar	121,283	113,224
Brazilian Real	8,153	8,707
Argentine pesos	1,047	748
Other currencies	928	643
Chilean Pesos	1,645	1,730

Trade and other non-current receivables	40,259	40,729
U.S Dollar	36,528	35,743
Chilean Pesos	3,698	3,226
U.F.	33	1,760

Investments accounted for using equity method	361,387	349,412
U.S Dollar	123,784	126,564
Brazilian Real	237,603	222,848

Intangible assets other than goodwill	100,557	99,651
U.S Dollar	98,027	95,338
Brazilian Real	2,470	4,241
Chilean Pesos	60	72

Goodwill	90,969	88,141
U.S Dollar	43,048	43,086
Brazilian Real	47,921	45,055

Property, plant and equipment (**)	7,290,920	7,137,467
U.S Dollar	6,569,687	6,457,882
Brazilian Real	714,360	670,269
Chilean Pesos	6,873	9,316

Non-current biological assets	3,602,238	3,635,246
U.S Dollar	3,233,649	3,277,093
Brazilian Real	368,589	358,153

Deferred tax assets	140,839	160,598
U.S Dollar	108,566	138,486
Brazilian Real	31,576	21,321
Other currencies	226	223
Chilean Pesos	471	568

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

	06-30-2014			12-31-2013
	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$	Total ThU.S.$	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$	Total ThU.S.$
Total Liabilities, current	981,246	840,811	1,822,057	1,105,432	576,584	1,682,016

Other current financial liabilities	158,784	835,614	994,398	399,036	494,569	893,605
U.S Dollar	141,429	769,656	911,085	260,159	446,893	707,052
Brazilian Real	6,959	28,782	35,741	11,750	9,332	21,082
Argentine pesos	—	408	408	28,252	504	28,756
Chilean Pesos	305	887	1,192	168	886	1,054
U.F.	10,091	35,881	45,972	98,707	36,954	135,661

Bank Loans	109,986	424,143	534,129	262,010	451,282	713,292
U.S Dollar	103,027	394,953	497,980	222,008	441,446	663,454
Brazilian Real	6,959	28,782	35,741	11,750	9,332	21,082
Argentine pesos	—	408	408	28,252	504	28,756

Financial Leases	8,061	23,774	31,835	7,108	19,841	26,949
U.S Dollar	—	18	18	—	62	62
Chilean Pesos	305	887	1,192	168	886	1,054
U.F.	7,756	22,869	30,625	6,940	18,893	25,833

Other Loans	40,737	387,697	428,434	129,918	23,446	153,364
U.S Dollar	38,402	374,685	413,087	38,151	5,385	43,536
U.F.	2,335	13,012	15,347	91,767	18,061	109,828

Trade and other current payables	648,941	12	648,953	628,662	2,318	630,980
U.S Dollar	239,128	—	239,128	229,260	—	229,260
Euros	7,130	—	7,130	7,434	—	7,434
Brazilian Real	34,465	—	34,465	30,963	—	30,963
Argentine pesos	30,467	—	30,467	29,102	—	29,102
Other currencies	4,562	—	4,562	3,435	—	3,435
Chilean Pesos	330,776	12	330,788	328,358	12	328,370
U.F.	2,413	—	2,413	110	2,306	2,416

Accounts payable to related companies	11,654	—	11,654	14,406	—	14,406
U.S Dollar	1,448	—	1,448	2,893	—	2,893
Chilean Pesos	10,206	—	10,206	11,513	—	11,513

Other current provisions	721	—	721	9,696	—	9,696
U.S Dollar	721	—	721	830	—	830
Argentine pesos	—	—	—	8,866	—	8,866

Current tax liabilities	22,168	—	22,168	3,929	543	4,472
U.S Dollar	722	—	722	424	355	779
Euros	—	—	—	63	—	63
Brazilian Real	2,170	—	2,170	2,581	—	2,581
Argentine pesos	50	—	50	42	—	42
Other currencies	16	—	16	231	—	231
Chilean Pesos	19,210	—	19,210	588	188	776

Current provisions for employee benefits	1,203	2,569	3,772	806	3,008	3,814
Chilean Pesos	1,203	2,569	3,772	806	3,008	3,814

Other current non-financial liabilities	137,775	2,616	140,391	48,897	76,146	125,043
U.S Dollar	91,459	2,613	94,072	8,800	74,325	83,125
Brazilian Real	28,377	—	28,377	24,007	—	24,007
Argentine pesos	4,663	—	4,663	5,507	205	5,712
Other currencies	5,023	—	5,023	4,460	—	4,460
Chilean Pesos	8,141	3	8,144	6,002	2	6,004
U.F.	112	—	112	121	1,614	1,735

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

	06-30-2014			12-31-2013
	From 13 months to 5 years ThU.S.$	More than 5 years ThU.S.$	Total ThU.S.$	From 13 months to 5 years ThU.S.$	More than 5 years ThU.S.$	Total ThU.S.$
Total non-current liabilities	2,859,691	2,853,939	5,713,630	3,089,250	2,677,589	5,766,839

Other non-current financial liabilities (*)(**)	1,378,201	2,667,697	4,045,898	1,675,194	2,481,798	4,156,992
U.S Dollar	1,208,416	1,668,168	2,876,584	1,575,701	1,714,459	3,290,160
Brazilian Real	39,315	24,325	63,640	35,901	22,870	58,771
Argentine pesos	848	—	848	1,106	—	1,106
Chilean Pesos	3,214	—	3,214	3,300	—	3,300
U.F.	126,408	975,204	1,101,612	59,186	744,469	803,655

Bank Loans	824,103	311,985	1,136,088	822,461	358,301	1,180,762
U.S Dollar	783,940	287,660	1,071,600	785,454	335,431	1,120,885
Brazilian Real	39,315	24,325	63,640	35,901	22,870	58,771
Argentine pesos	848	—	848	1,106	—	1,106

Financial Leases	72,366	—	72,366	62,491	—	62,491
U.S Dollar	—	—	—	5	—	5
Chilean Pesos	3,214	—	3,214	3,300	—	3,300
U.F.	69,152	—	69,152	59,186	—	59,186

Other Loans	481,732	2,355,712	2,837,444	790,242	2,123,497	2,913,739
U.S Dollar	424,476	1,380,508	1,804,984	790,242	1,379,028	2,169,270
U.F.	57,256	975,204	1,032,460	—	744,469	744,469

Other non current payables	—	—	—	361	—	361
U.S Dollar	—	—	—	361	—	361

Other non-current provisions	60,967	—	60,967	24,167	—	24,167
U.S Dollar	97	—	97	4	—	4
Brazilian Real	31,647	—	31,647	24,163	—	24,163
Argentine pesos	28,709	—	28,709	—	—	—
Chileans $	514	—	514	—	—	—

Deferred tax liabilities	1,300,723	180,912	1,481,635	1,272,326	189,969	1,462,295
U.S Dollar	1,222,896	104,470	1,327,366	1,272,037	170,265	1,442,302
Brazilian Real	77,586	76,442	154,028	—	19,704	19,704
Other currencies	1	—	1	1	—	1
Chilean Pesos	240	—	240	288	—	288

Non-current provisions for employee benefits	36,464	5,330	41,794	36,685	5,485	42,170
Other currencies	193	—	193	177	—	177
Chilean Pesos	36,271	5,330	41,601	36,508	5,485	41,993

Other non-current non-financial liabilities	83,336	—	83,336	80,517	337	80,854
U.S Dollar	839	—	839	5	—	5
Brazilian Real	80,837	—	80,837	78,672	—	78,672
Argentine pesos	1,400	—	1,400	1,561	337	1,898
Chilean Pesos	255	—	255	274	—	274
U.F.	5	—	5	5	—	5

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. Dollar as follows:

Subsidiary	Country	Functional Currency
Arauco do Brasil S.A.	Brazil	Brazilian Real
Arauco Forest Brasil S.A.	Brazil	Brazilian Real
Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real
Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real
Arauco Distribución S.A.	Chile	Chilean Pesos
Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos
Controladora de Plagas Forestales S.A.	Chile	Chilean Pesos
Flakeboard Company Limited	Canada	Canadian Dollar

The table below shows a detail per company of the effect in the period of the Reserve for Exchange Differences resulting from conversion of currencies:

	06/30/2014 ThU.S.$	06/30/2013 ThU.S.$
Arauco Do Brasil S.A.	32,973	(45,470)
Arauco Forest Brasil S.A.	25,221	(35,027)
Arauco Florestal Arapoti S.A.	9,458	(14,554)
Arauco Distribución S.A.	(1,273)	(1,164)
Alto Paraná S.A.	1.637	(4.032)
Flakeboard Company Limited	34	(4,821)
Others	(173)	167)

Total reserve of exchange differences on translation	67,877	(104,901)

Effect of foreign exchange rates changes

	January-June		April-June
	2014 ThU.S.$	2013 ThU.S.$	2014 ThU.S.$	2013 ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	11,178	(7,289)	5,552	(3,206)
Reserve of exchange differences on translation (with Non-controlling interests)	70,226	(107,122)	35,613	(123,611)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 12.	BORROWING COSTS

Arauco estimates the average rate of borrowings to finance its investment projects, which to the closing date corresponds to the construction of pulp production plant of latest generation in Uruguay, improvements and expansions mainly in Chile, Brazil and Uruguay, in order to determine the amount of borrowing costs to be capitalized as part of property, plant and equipment.

	January - June		April - June
	2014 ThU.S.$	2013 ThU.S.$	2014 ThU.S.$	2013 ThU.S.$
Property, plant and equipment capitalized cost
Property, plant and equipment capitalized interest cost rate	4.78%	5.03%	4.78%	5.04%
Amount of the capitalized interest cost, property, presented as plant and equipment	15,785	13,201	8,113	6,960

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 13.	RELATED PARTIES

Related Party Disclosures

Related parties are those entities defined in IAS 24 and under the rules of the Chilean Superintendency of Securities and Insurance and the Chilean Corporations Law.

The receivable and payable amounts among related parties at the end of each period correspond to commercial and financing transactions denominated in Chilean Pesos, U.S. dollars and Euros, where collection or payment deadlines are shown in the following tables and in general do not bear interest, except for financing transactions.

As of the date of these consolidated financial statements, the main transactions with related parties are related to fuel purchases with Compañía de Petróleos de Chile S.A.

There is neither a provision for doubtful accounts nor any guarantees granted or received related to the balances with related parties.

Name of Group’s Main Shareholders

The ultimate shareholders of Arauco are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda.

Name of the Intermediate Controlling Entity that Prepares Financial Statements for Public Use

Empresas Copec S.A.

Compensation to Key Management Personnel

Compensation to key management personnel, including directors, managers and deputy managers, consist of a fixed monthly salary and an annual bonus subject to the results of the Company and the fulfillment of goals of the business as well as individual performance.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Related party transactions were made on terms of those prevailing under market conditions, with mutual independence of the parties.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth information about the Relationship between the Parent Company and its Subsidiaries

ID N°	Company Name	Country	Functional Currency	% Ownership interest			% Ownership interest
				03-31-2014			12-31-2013
				Direct	Indirect	Total	Direct	Indirect	Total
—	Agenciamiento y Servicios Profesionales S.A.	Mexico	U.S. Dollar	0.0020	99.9970	99.9990	0.0020	99.9970	99.9990
—	Alto Paraná S.A.	Argentina	U.S. Dollar	9.9753	90.0048	99.9801	9.9753	90.0048	99.9801
—	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
96547510-9	Arauco Bioenergía S.A.	Chile	U.S. Dollar	98.0000	1.9999	99.9999	98.0000	1.9999	99.9999
—	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.5000	98.4983	99.9983	1.5000	98.4983	99.9983
96765270-9	Arauco Distribución S.A.	Chile	Chilean Pesos	—	99.9996	99.9996	—	99.9996	99.9996
—	Arauco do Brasil S.A.	Brazil	Brazilian Real	1.4319	98.5671	99.9990	1.4319	98.5671	99.9990
—	Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real	—	79.9992	79.9992	—	79.9992	79.9992
—	Arauco Forest Brasil S.A.	Brazil	Brazilian Real	12.8141	87.1849	99.9990	12.8141	87.1849	99.9990
—	Arauco Forest Products B.V.	Holland	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Arauco Holanda Cooperatief U.A.	Holland	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Arauco Panels USA, LLC	USA	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Arauco Perú S.A.	Peru	U.S. Dollar	0.0013	99.9977	99.9990	0.0013	99.9977	99.9990
—	Arauco Wood Products, Inc.	USA	U.S. Dollar	0.0004	99.9986	99.9990	0.0004	99.9986	99.9990
—	Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0.0005	99.9985	99.9990	0.0005	99.9985	99.9990
96565750-9	Aserraderos Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9995	99.9995	99.0000	0.9995	99.9995
96657900-5	Controladora de Plagas Forestales S.A.	Chile	Chilean Pesos	—	57.8802	57.8802	—	57.9502	57.9502
—	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real	—	99.9789	99.9789	—	99.9789	99.9789
—	Flakeboard America Limited	USA	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Flakeboard Company Ltd.	Canada	Canadian Dollar	—	99.9990	99.9990	—	99.9990	99.9990
85805200-9	Forestal Arauco S.A. (Ex – Forestal Celco S.A.)	Chile	U.S. Dollar	99.9484	—	99.9484	99.9484	—	99.9484
93838000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	—	98.1796	98.1796	—	98.1796	98.1796
—	Forestal Concepción S.A.	Panama	U.S. Dollar	0.0050	99.9940	99.9990	0.0050	99.9940	99.9990
78049140-K	Forestal Los Lagos S.A.	Chile	U.S. Dollar	—	79.9587	79.9587	—	79.9587	79.9587
—	Forestal Nuestra Señora del Carmen S.A.	Argentina	U.S. Dollar	—	99.9805	99.9805	—	99.9805	99.9805
—	Forestal Talavera S.A.	Argentina	U.S. Dollar	—	99.9942	99.9942	—	99.9942	99.9942
—	Greenagro S.A.	Argentina	U.S. Dollar	—	97.9805	97.9805	—	97.9805	97.9805
96563550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.0186	1.9804	99.9990	98.0186	1.9804	99.9990
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos	1.0000	98.9489	99.9489	1.0000	98.9489	99.9489
—	Leasing Forestal S.A.	Argentina	U.S. Dollar	—	99.9801	99.9801	—	99.9801	99.9801
—	Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real	—	99.9934	99.9934	—	99.9934	99.9934
96510970-6	Paneles Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9995	99.9995	99.0000	0.9995	99.9995
—	Savitar S.A.	Argentina	U.S. Dollar	—	99.9841	99.9841	—	99.9841	99.9841
76375371-9	Servicios Aéreos Forestales Ltda.	Chile	Chilean Pesos	0.0100	99.9890	99.9990	—	—	—
96637330-K	Servicios Logísticos Arauco S.A.	Chile	U.S. Dollar	45.0000	54.9997	99.9997	45.0000	54.9997	99.9997

The companies in the table below are classified as joint operations in accordance with IFRS 11. The assets, liabilities, income and expenses are recorded in relation to the Company’s ownership percentage in accordance with accounting standards applicable in each case.

ID N°	Company Name	Country	Functional Currency
—	Euforest S.A.	Uruguay	U.S. Dollar
—	Celulosa y Energía Punta Pereira S.A.	Uruguay	U.S. Dollar
—	Zona Franca Punta Pereira S.A.	Uruguay	U.S. Dollar
—	Forestal Cono Sur S.A.	Uruguay	U.S. Dollar
—	Stora Enso Uruguay S.A.	Uruguay	U.S. Dollar
—	El Esparragal Asociación Agraria de R.L.	Uruguay	U.S. Dollar
—	Ongar S.A.	Uruguay	U.S. Dollar
—	Terminal Logística e Industrial M’Bopicua S.A.	Uruguay	U.S. Dollar

There are no significant restrictions on the ability of subsidiaries to transfer funds to Arauco, in the form of cash dividends or repayment of loans and/or advances.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Employee Benefits for Key Management Personnel

	January - June		April - June
	2014 ThU.S.$	2013 ThU.S.$	2014 ThU.S.$	2013 ThU.S.$
Salaries and bonuses	43,425	38,108	16,070	15,206
Per diem compensation to members of the Board of Directors	682	881	344	407
Termination benefits	2,983	3,051	1,553	2,034
Total	47,090	42,040	17,967	17,647

Accounts Receivable from Related Parties

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	06-30-2014 ThU.S.$	12-31-2013 ThU.S.$
Forestal Mininco S.A	91.440.000-7	Common director	Chile	Chilean pesos	30 days	67	—
Eka Chile S.A	99.500.140-3	Joint Venture	Chile	Chilean pesos	30 days	3,009	3,008
Stora Enso Arapoti Industria del Papel S.A	—	Associates	Brazil	Brazilian Real	30 days	961	629
Empresa Electrica Guacolda S.A.	96.635.700-2	Controlling Parent’s Associate	Chile	Chilean pesos	30 days	—	240
Unilin Arauco Pisos Ltda.	—	Joint Venture	Brazil	Brazilian Real	30 days	3,727	3,006
Unilin Flooring Ltda.	—	Common director	EEUU	U.S. Dollar	—	—	135
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	30 days	69	1,201
CMPC Maderas S.A.	95.304.000-K	Common director	Chile	Chilean pesos	—	—	5
Vale Do Corisco S.A.	—	Associates	Brazil	Brazilian Real	—	—	16
Novo Oeste Gestao de Ativo Florestais S.A.	—	Associates	Brazil	Brazilian Real	30 days	14,993	3
Fundación Educacional Arauco	71.625.000-8	Common director	Chile	Chilean pesos	30 days	946	—
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean pesos	30 days	1	—
TOTAL						23,773	8,243

Accounts Payable to Related Parties

Name of Related party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	06-30-2014 ThU.S.$	12-31-2013 ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Controlling Parent’s Subsidiary	Chile	Chilean pesos	30 days	9,777	9,964
Abastible S.A.	91.806.000-6	Controlling Parent’s Subsidiary	Chile	Chilean pesos	30 days	400	716
Fundación Educacional Arauco	71.625.000-8	Common director	Chile	Chilean pesos	—	—	661
Sigma S.A.	86.370.800-1	Common director	Chile	Chilean pesos	30 days	1	10
Forestal del Sur S.A	79.825.060-4	Common director	Chile	Chilean pesos	—	—	37
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean pesos	30 days	14	119
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common director	Chile	Chilean pesos	30 days	1	2
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	30 days	13	4
Puerto Lirquén S.A.	96.959.030-1	Associate	Chile	U.S. Dollar	30 days	858	2,041
Compañía Puerto de Coronel S.A.	79.895.330-3	Associate	Chile	U.S. Dollar	30 days	590	845
Stora Enso AB	—	Joint Operations	Finland	U.S. Dollar	—	—	4
Stora Enso Portugal	—	Joint Operations	Portugal	U.S. Dollar	—	—	3
TOTAL						11,654	14,406

Related party transactions

Purchases
Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	06-30-2014 ThU.S.$	12-31-2013 ThU.S.$
Abastible S.A.	91.806.000-6	Controlling Parent’s Subsidiary	Chile	Chilean pesos	Fuel	2,119	5,928
Empresas Copec S.A	90.690.000-9	Controlling Parent	Chile	Chilean pesos	Management service	140	306
Compañía de Petróleos de Chile S.A.	99.520.000-7	Controlling Parent’s Subsidiary	Chile	Chilean pesos	Fuel	47,596	101,547
Compañía Puerto de Coronel S.A.	79.895.330-3	Associate	Chile	U.S. Dollar	Transport and stowage	5,001	7,966
Puerto Lirquén S.A.	96.959.030-1	Associate	Chile	U.S. Dollar	Port services	4,742	10,012
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	Sodium chlorate	20,708	56,134
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Wood and ships	—	294
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean pesos	Legal services	1,378	1,684
Puertos y Logística S.A.	82.777.100-7	Associate	Chile	Chilean pesos	Port services	—	339
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common director	Chile	Chilean pesos	Telephone services	316	387
CMPC Maderas S.A.	95.304.000-K	Common director	Chile	Chilean pesos	Wood and logs	336	349
Forestal Mininco S.A.	91.440.000-7	Common director	Chile	Chilean pesos	Wood and logs	101	258
Empresa de Residuos Resiter Ltda	89.696.400-3	Common director	Chile	Chilean pesos	Industrial Cleaning Services	1,339	—
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean pesos	Others purchases	937	1,633

Sales
Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	06-30-2014 ThU.S.$	12-31-2013 ThU.S.$
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	Electrical Power	1,197	39,379
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Electrical Power	13,347	24,990
Stora Enso Arapoti Industria de Papel S.A.	—	Associate	Brazil	Brazilian Real	Wood	4,216	8,503
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Wood and chips	12,865	20,796
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean pesos	Wood	237	239
Empresa Eléctrica Guacolda S.A.	96.635.700-2	Controlling Parent’s Associate	Chile	Chilean pesos	Electrical Power	1,264	3,783
Unilin Arauco Pisos Ltda.	—	Joint venture	Brazil	Brazilian Real	Wood	7,000	11,425

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 14.	CONSOLIDATED FINANCIAL STATEMENTS

Subsidiaries

Merger of forest companies

For the purpose of continuing to optimize processes and adopt the best practices within the Forestry Business’s operations, companies were integrated through a gradual process of mergers. Said task began with the integration of companies Bosques Arauco S.A. and Forestal Valdivia S.A. which with the prior approval of their respective shareholders, merged as of July 1, 2013, operating under the name Forestal Valdivia S.A.

On that same date, Forestal Arauco S.A. was split-off, creating a new entity called Forestal Viñales S.A., to which shares in Forestal Celco S.A. were contributed.

As of September 1, 2013, Forestal Arauco S.A. merged and absorbed Forestal Valdivia S.A., a transaction which generated a tax gain (Income Tax Act, Article 31, No. 9), of ThU.S.$99,437, and resulted in a deferred tax asset of ThU.S.$ 19,887 (See Note 6).

On November 1, 2013, Celulosa Arauco y Constitución S.A. absorbed Forestal Viñales S.A., generating, as a result of the transaction, a capital increase of MUS$442 equal to 7,209 shares, corresponding to Empresas Copec S.A.’s participation.

On December 1 of 2013, the new Forestal Arauco S.A. was merged with Forestal Celco S.A., thus resulting in most of Arauco’s foresty assets to be grouped under a single entity. With this merger the unification process for Chile’s main forestry companies was concluded.

This restructuring has been registered as an under common control transaction.

(See Note 1K)

Investments

On March 27, 2014 the company Servicios Aereos Forestales Ltda was established with contributions to pay Inversiones Arauco Internacional Ltda ThUS$ 25,997.4 and Celulosa Arauco y Constitución S.A. ThUS$ 2.6. This company’s main objective is the provision of air transportation services for passengers and cargo, forest patrol, photography, advertising, magnetic survey, all by its own and others’ aircraft and perform maintenance of aeronautical products.

On January 1, 2013, the company Arauco Panels Canada ULC merged with its subsidiary Flakeboard Company Ltd. This operation had no effect on the results of the company.

Arauco carried out the initial recording of the acquisition of Flakeboard Company Limited in 2012 based on the information that was available as of that date and performing a preliminary determination of the allocation of the fair value in this Company’s acquisition. As of the closing of September 2013, the determination of the fair values of the assets acquired and liabilities assumed was concluded and resulted in the final allocation being retroactively applied in the consolidated financial statements as of December 31, 2012, in accordance with the requirements of IFRS 3. See Note 2 for the effects of this change.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

The detail of the recorded valuation is the following:

Th.U.S$
Fair value of net assets acquired, determined at the date of acquisition	242,502
Value of the consideration given at the beginning	242,502
Proportional goodwill determined at December 31, 2012	0
Adjustment to the amounts of fair value of net assets acquired	40,477
Goodwill at the end of the measurement period	40,477

The following tables exposed the fair values at the date of acquisition of the assets and liabilities acquired in 2012 whose final fair value was determined in 2013:

ARAUCO PANELS CANADA ULC	09-24-2012 ThU.S.$
Cash	52,427
Trade and other receivables	38,089
Inventories	44,444
Property, plant and equipment	222,083
Intangible assets other than goodwill	84,300
Goodwill	40,477
Other assets	8,527
Total Assets	490,347
Deferred taxes	11,282
Financial liabilities, current and non-current	189,129
Trade payables	47,434
Total Liabilities	247,845

The following table sets forth the amounts of revenue and profits or losses recognized from the date of acquisition by investment in Arauco Panels Canada ULC (actual Flakeboard Company Ltd.)

Arauco Panels Canada ULC	09-24-2012 to 12-31-2012 ThU.S.$
Revenue	131,094
Profit/(Loss)	(5,558)

The following table sets forth the revenue and recognized results as if the acquisition date had been as of the beginning of the annual investment in Arauco Panels Canada ULC (actual Flakeboard Company Ltd.):

Arauco Panels Canada ULC	January-December 2012 ThU.S.$
Revenue	518,071
Profit/(Loss)	4,711

The details of the subsidiaries included in the consolidation of Arauco are disclosed in Note 13.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 15.	INVESTMENTS IN ASSOCIATES

At June 30, 2014, there are no new investments in associates to report.

The following tables set forth information about Investments in associates as of June 30, 2014 and December 31, 2013, respectively:

Name	Puertos y Logística S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Docking and warehousing operations for proprietary and third party use, cargo of all classes of goods, as well, as warehousing and transport operations.
Ownership interest (%)	20.2767%
	06-30-2014	12-31-2013
Carrying amount	ThU.S.$ 62,990	ThU.S.$ 64,285

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50.0000%
	06-30-2014	12-31-2013
Carrying amount	ThU.S.$ 38,235	ThU.S.$ 38,522

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%
	06-30-2014	12-31-2013
Carrying amount	ThU.S.$ (607)	ThU.S.$ (210)

Name	Stora Enso Arapoti Industria de Papel S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Industrialization and commercialization of paper and cellulose, raw materials and by-products
Ownership interest (%)	20.0000%
	06-30-2014	12-31-2013
Carrying amount	ThU.S.$ 31,477	ThU.S.$ 31,753

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Name	Genómica Forestal S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%
	06-30-2014	12-31-2013
Carrying amount	ThU.S.$ 54	ThU.S.$ 113

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing of technologies which will promote the development of a biofuels industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Ownership interest (%)	20.0000%
	06-30-2014	12-31-2013
Carrying amount	ThU.S.$ 142	ThU.S.$ 345

Name	Novo Oeste Gestao de Ativos Florestais S.A.
Country	Brazil
Functional Currency	Real
Corporate purpose	Management of forestry activities and commercialization of wood and other products.
Ownership interest (%)	48.9912%
	06-30-2014	12-31-2013
Carrying amount	ThU.S.$ (22,624)	(ThU.S.$ 15,453)

Name	Vale do Corisco S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Management of forestry activities.
Ownership interest (%)	49.0000%
	06-30-2014	12-31-2013
Carrying amount	ThU.S.$ 201,225	ThU.S.$ 186,628

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Summarized Financial Information of Associates

06-30-2014
	Assets
	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Novo Oeste Gestao de Ativos Florestais S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	76,831	17	0	102,015	8,635	30,192	1,449	223	219,362
Non-current	328,179	76,551	3,923	57,286	141,574	518,150	2,059	317	1,128,039
Total	405,010	76,568	3,923	159,301	150,209	548,342	3,508	540	1,347,401

	Liabilities
	Puertos y Logística S.A.	Inversiones Puerto Coronel S.A.	Serv.Corporativos Sercor S.A.	Stora Enso Arapoti Ind.de Papel S.A.	Novo Oeste Gestao de Ativos Florestais S.A.	Vale do Corisco S.A.	Consorcio Tecnológico Bioenercel S.A.	Genómica Forestal S.A.	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	8,352	83	5,185	21,260	196,382	19,721	2,114	13	253,110
Non-current	86,004	15	1,776	6,979	0	117,957	682	311	213,724
Equity	310,654	76,470	(3,038)	131,062	(46,173)	410,664	712	216	880,567
Total	405,010	76,568	3,923	159,301	150,209	548,342	3,508	540	1,347,401

Revenues	40,932	—	2,273	90,787	116	25,809	97	9	160,023
Expenses	(38,023)	(672)	(3,901)	(87,617)	(12,286)	(16,107)	(533)	(38)	(159,177)
Profit or loss	2,909	(672)	(1,628)	3,170	(12,170)	9,702	(436)	(29)	846

12-31-2013
	Assets
	Puertos y Logística S.A.	Inversiones Puerto Coronel S.A.	Serv.Corporativos Sercor S.A.	Stora Enso Arapoti Ind.de Papel S.A.	Novo Oeste Gestao de Ativos Florestais S.A.	Vale do Corisco S.A.	Consorcio Tecnológico Bioenercel S.A.	Genómica Forestal S.A.	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	65,928	17	1,120	103,480	10,319	14,335	5,053	1,156	201,408
Non-current	324,605	77,120	4,310	58,464	131,689	484,619	1,363	684	1,082,854
Total	390,533	77,137	5,430	161,944	142,008	498,954	6,416	1,840	1,284,262

	Liabilities
	Puertos y Logística S.A.	Inversiones Puerto Coronel S.A.	Serv.Corporativos Sercor S.A.	Stora Enso Arapoti Ind.de Papel S.A.	Novo Oeste Gestao de Ativos Florestais S.A.	Vale do Corisco S.A.	Consorcio Tecnológico Bioenercel S.A.	Genómica Forestal S.A.	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	18,842	83	2,109	27,928	152,200	7,450	228	1,387	210,227
Non-current	54,654	11	1,699	—	21,344	110,631	4,464	—	192,803
Equity	317,037	77,043	1,622	134,016	(31,536)	380,873	1,724	453	881,232
Total	390,533	77,137	5,430	161,944	142,008	498,954	6,416	1,840	1,284,262

06-30-2013
Revenues	41,656	705	1,928	79,390	44	26,640	505	172	151,040
Expenses	(40,913)	0	(2,157)	(74,999)	(7,958)	(24,534)	(552)	(172)	(151,285)
Profit or loss	743	705	(229)	4,391	(7,914)	2,106	(47)	0	(245)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Movement in Investment in Associates and Joint Ventures

	06-30-2014	12-31-2013
	ThU.S.$	ThU.S.$
Opening balance as of January 1	349,412	382,427
Changes
Investments in associates, Additions	—	334
Share of profit (loss) in investment in associates	(741)	5,657
Share of profit (loss) in investment in joint ventures	642	603
Dividends Received, Investments in Associates	(5,103)	(17,074)
Increase (Decrease) in foreign exchange currency on translation of Associates and Joint Ventures	14,296	(32,060)
Other increase (decrease) in investment and associates and joint ventures	2,881	9,525
Total changes	11,975	(33,015)
Ending balance	361,387	349,412

	06-30-2014	12-31-2013
	ThU.S.$	ThU.S.$
Carrying amount of associates accounted for using equity method	334,124	321,970
Carrying amount of joint ventures accounted for using equity method	27,263	27,442
Total investment accounted for using equity method	361,387	349,412

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 16.	INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions made

As of June 30, 2014, Arauco, through its subsidiary Arauco Holanda Cooperatief U.A, made capital contributions for a total of ThU.S.$16,426 (ThU.S.$103,196 as of December 31, 2013) to two Uruguayan joint arrangements in order to maintain its 50% of ownership in Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A. This transaction had no effect on the consolidated statement of income.

Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A. are both involved in the project known as “Montes del Plata”, the purpose of which was to build a cutting edge cellulose production plant, with a capacity of 1.3 million tons per year, a port and an energy generation unit utilizing renewable resources, which is located at the town of Punta Pereira, Province of Colonia, Uruguay.

As of the closing of these financial statements, Arauco has committed to “Montes del Plata” in capital contributions 8.9 million Euros (equivalent to U.S.$12,2 million) and U.S.$140 million in loans.

Investments in Uruguay are joint operations because of existing contracts that stipulate that both Arauco and Stora Enso maintain joint control of such investments, and since there is a contractual commitment of the sale of the entire pulp production to be generated from the future plant to Arauco and Stora Enso in the proportion of each entity’s 50% ownership interest. Arauco has recognized the assets, liabilities, income and expenses relating to its ownership percentage from January 1, 2012, in accordance with IFRS11.

Furthermore, Arauco holds a 50% in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to cellulose plants in Chile. A contractual agreement in effect between Arauco and Eka has permitted Arauco and Eka to initiate certain joint venture activities.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

	06-30-2014		12-31-2013
Celulosa y Energía Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	95,743	579,058	63,009	292,869
Non-current	2,209,441	1,059,181	2,003,894	1,109,329
Equity		666,945		664,705
Total Joint Arrangement	2,305,184	2,305,184	2,066,903	2,066,903

Investment	333,473		332,353

	06-30-2014		06-30-2013
	ThU.S.$		ThU.S.$
Income	4,672		3,386
Expenses	(32,868)		(16,919)
Joint Arrangement Net Income (Loss)	(28,196)		(13,533)

	06-30-2014		12-31-2013
Forestal Cono Sur S.A.(consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	24,027	23,135	14,480	14,127
Non-current	169,301	2,813	172,540	2,076
Equity		167,380		170,817
Total Joint Arrangement	193,328	193,328	187,020	187,020

Investment	83,690		85,409

	06-30-2014 ThU.S.$		06-30-2013 ThU.S.$
Income	1,080		39,040
Expenses	(1,958)		(2,042)
Joint Arrangement Net Income (Loss)	(878)		36,998

	06-30-2014		12-31-2013
Eufores S.A.(consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	143,189	387,622	131,068	383,978
Non-current	647,549	31,315	682,695	35,852
Equity		371,801		393,933
Total Joint Arrangement	790,738	790,738	813,763	813,763

Investment	185,819		201,016

	06-30-2014 ThU.S.$		06-30-2013 ThU.S.$
Income	92,841		38,497
Expenses	(110,202)		(39,382)
Joint Arrangement Net Income (Loss)	(17,361)		(885)

	06-30-2014		12-31-2013
Zona Franca Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	7,413	167,844	20,179	129,029
Non-current	436,837	85,801	382,859	87,451
Equity		190,605		186,558
Total Joint Arrangement	444,250	444,250	403,038	403,038

Investment	95,303		93,279

	06-30-2014 ThU.S.$		06-30-2013 ThU.S.$
Income	10,291		3,203
Expenses	(6,244)		(3,327)
Joint Arrangement Net Income (Loss)	4,047		(124)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint ventures:

	06-30-2014		12-31-2013
Unilin Arauco Pisos Ltda.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	11,176	7,342	8,548	4,753
Non-current	6,030	63	5,173	33
Equity		9,801		8,935
Total Joint Arrangement	17,206	17,206	13,721	13,721

Investment	4,901		4,546

	06-30-2014 ThU.S.$		06-30-2013 ThU.S.$
Income	5,915		4,872
Expenses	(5,649)		(5,906)
Joint Arrangement Net Income (Loss)	266		(1,034)

	06-30-2014		12-31-2013
Eka Chile S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	27,047	7,655	26,596	6,541
Non-current	29,310	3,977	29,853	3,957
Equity		44,725		45,951
Total Joint Arrangement	56,357	56,357	56,449	56,449

Investment	22,363		22,975

	06-30-2014 ThU.S.$		06-30-2013 ThU.S.$
Income	22,683		33,365
Expenses	(21,665)		(32,725)
Joint Arrangement Net Income (Loss)	1,018		640

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 17.	IMPAIRMENT OF ASSETS

To June 30, 2014 there is still a balance of impairment provision of machinery and equipment of ThUS$ 688 due to the closure of the Plant Board lines Curitiba (Brazil) at the end of 2011.

In the period 2014, there are no new provisions for impairment associated cash generating units to inform.

Disclosure of Impairment Losses of Assets

Provisions for impairment of property, plant and equipment due to technical obsolescence have been recorded as of June 30, 2014 and December 31, 2013 respectively, as shown below:

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversal of Losses	Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversal of losses	Technical Obsolescence and Claim
	06-30-2014	12-31-2013
Information relevant to the sum of all impairment	ThU.S.$ 6,313	ThU.S.$ 5,386

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these financial statements, the balance of Goodwill is ThU.S.$ 90,969 (ThU.S.$ 88,141, at December 31, 2013), of which ThU.S.$ 40,234 was mainly generated by the acquisition of “Flakeboard” (see Note 14) and ThU.S.$ 47,921 (ThU.S.$ 45,055 at December 31, 2013) by the investment in Arauco do Brasil S.A. Both values were assigned to the panel segment.

The goodwill generated by the investment in Arauco do Brasil S.A. was allocated to the panel segment plant. The recoverable amount of the cash-generating unit was determined based on calculations of its value in use. For this calculation we used the expected future cash flows based on the operational plan approved by the management for 10-year period, applying a discount rate of 10%, which does not exceed the long-term average growth rate for the panel segment in Brazil.

The change in the balance of goodwill is due solely to the exchange difference on foreign currency translation. Therefore, there has been no increase in the provision of impairment.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 18.	PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The contingent liabilities that Arauco deems appropriate to disclose are as follows:

Celulosa Arauco y Constitución S.A.

1. On April 27, 2005, the National Defense Council (Consejo de Defensa del Estado) filed a civil lawsuit against Celulosa Arauco y Constitución S.A. for reparation of environmental harm and indemnification, caused by the Valdivia Mill Plant, before the First Civil Court of Valdivia (Primer Juzgado Civil de Valdivia) (Rol 746-2005).

The Company filed its response, arguing that it is not responsible for the environmental damages and therefore that the indemnification payments as well as the alleged reparation, are inadmissible. Currently, expert reports have been submitted, most of which were against the Company’s position. On September 5, 2011, observations regarding the experts’ reports were presented. The inspection by the Court was held on the 13, 14 and 15 of March 2012. On March 13, 2013 the Court ordered the parties to hear judgment.

Subsequently, on March 26, 2013, the Court summoned the parties to two settlement hearings, which were conducted without favorable results. Subsequently, Celulosa Arauco y Constitución S.A. proposed a settlement offer which was not accepted.

On July 27, 2013, the first definitive ruling was issued in favor of the claim, with court expenses mainly ordering that the Company execute (at its own cost) the following measures in order to preserve the Nature Sanctuary:

1)	To perform a study of the current status of the Wetland, through an interdisciplinary team comprised of various experts in the fields of biology, chemistry and physics, for which it must create an independent committee in which the parties participate, for a term that shall not exceed one year. The studies shall include the status of water and the Wetland’s flora and fauna.

2)	The creation of an artificial wetland, as a sentinel controlled environment, with representative species of the Río Cruces wetland, which receive the first impact of the discharge of riles, which shall be located immediately after the tertiary treatment and before their discharge into the Río Cruces.

3)	The performance of a continuous environmental monitoring program by the Company, for a period that shall not be less than 5 years, and shall be conducted pursuant to the environmental assessment conditions set forth in RCA 279/98 and its subsequent amendments.

4)	The creation of a Wetlands Investigation Center, pursuant to what was proposed by the Company.

5)	Community development programs related to the Wetland in the manner that was proposed by the Company.

With regard to monetary damages, the ruling ordered the Company to pay in the compliance stage, however the form and amount of the payments were not determined.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

The ruling was communicated to the Company on August 9, 2013. After a thorough analysis of the ruling, Celulosa Arauco y Constitución S.A. decided not to appeal. This decision was made as it would allow the creation of the conditions for commencing the implementation of the measures in favor of the Wetland, without waiting for further judicial terms.

Currently, the decision is binding and conclusive, and all personal and court expenses have been paid.

With regard to damages, the State Defense Council and the Company reached an agreement on the amount thereof, which equalled $2,600 million Chilean pesos, payable to the State in April 2014.

The referred amount would be in addition to the $2,600 million Chilean pesos (ThU.S.$ 4,956) that the Company has committed to and will spend to finance the implementation of the community development programs ordered by the decision, which shall be to the benefit of the community.

On April 7, 2014 the parties notified the Court of this agreement, which was approved by the Court on April 8, 2014.

The amount of $5,200 million Chilean pesos (ThU.S.$9,408 as of June 30, 2014) corresponding to the sum indicated in the preceding paragraphs, is recognized in the financial statements of Arauco at end of 2013.

Arauco, the State Defense Council and an interdisciplinary committee are working on the measures to preserve the Nature Sanctuary listed in points 1) to 4). While the form to carry out the measures is finalized, the associated costs will be determined and will be disbursed gradually beginning in 2014. For example, the measure indicated in the previous section “1” was ordered to the Universidad Austral de Chile.

2. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax calculations No. 184 and No. 185 of 2005, objecting to certain capital reduction transactions effected by Arauco on April 16, 2011 and October 31, 2001, and furthermore, requested reimbursement from the Company for amounts returned to it in respect of certain claimed tax losses. On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed a claim disputing the abovementioned tax calculations No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, which resolution, however, only partially sustained the Company’s request. In response, the Company filed an additional complaint with regard to the portion of the RAF that was not granted by the administrative review. On February 19, 2010, the Court acknowledged receipt of the Company’s request. Subsequently, the tax authority issued a report and the Company commented on such report. This case is currently pending.

3. On June 22, 2011 the Company was notified of a civil claim for compensation of prejudice for an alleged tort liability, filed by twelve fishermen of the Mataquito River before the Court of First Instance, Guarantee and Family of Licantén under Docket number 73-2011. The case arose out of dead fish allegedly found in the Mataquito River on June 5, 2007 caused by the Licancel Plant. The plaintiffs seek to be compensated for alleged damages that they have suffered from the aforementioned event, including lost profits, pain and suffering and an alleged contractual liability. The probationary period was finished, and only letters addressed to several authorities need to be answered.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

4. On December 20, 2012, the Company was notified of a civil damages claim in summary proceedings, lodged by a group of settlers in the La Concepción sector, near to the Nueva Aldea Plant. The settlers are claiming compensation for alleged environmental damages that affected their quality of life. The claim demands monetary and non-monetary damages. The purported damages refer to atmospheric emissions, pollution in river streams, risks related with truck transit and forest fire risks.

On December 27, 2012, the Company requested and obtained from the Court that the lawsuit be treated as ordinary and not summary proceedings. Currently the case is in the preliminary stage of evidence gathering, having already exhausted the discussion period.

Alto Paraná S.A.

1. (i) On October 8, 2007, the Federal Administration of Public Income (Administración Federal de Ingresos Públicos) (“AFIP”) initiated an ex oficio proceeding against the Company’s Argentine affiliate Alto Paraná S.A. (hereafter “APSA”) questioning whether APSA erred in deducting from its income tax liability certain expenses, interest payments and exchange rate differences generated by Private Negotiable Obligations which were issued by APSA in 2001 and paid in 2007.

On November 20, 2007, APSA submitted a counterclaim to the claims presented by AFIP, completely rejecting all of AFIP’s allegations and asserting legal arguments that justify its actions in the determination of its tax burden.

On December 14, 2007, AFIP notified APSA that its counterclaim had been dismissed, thus issuing an ex oficio ruling and ordering the payment, within 15 working days, of the calculated income tax difference for the 2002, 2003 and 2004 fiscal years of $417,908,207 Argentine Pesos including capital (ThU.S.$ 51,384 at June 30, 2014), compensatory interest, and fines for omission. On February 11, 2008, APSA appealed the aforementioned ruling before the National Tax Court (Tribunal Fiscal de la Nación) (“TFN”).

On February 8, 2010, APSA was notified of TFN’s ruling, which confirmed the ruling issued by AFIP, with court expenses, based on arguments different from those that justified AFIP’s ex oficio decision. This decision by the TFN extinguished the administrative process. As a result, the Company’s only remaining option was to pursue a remedy before the Contentious Administrative Matters Federal Appeals Court (Cámara de Apelaciones en lo Contencioso Administrativo Federal) (“CACAF”) and, subsequently, the National Supreme Court of Justice (Corte Suprema de Justicia de la Nación).

On February 15, 2010, APSA appealed before the CACAF, making all necessary submissions with the purpose of attaining a revocation of the contested decision. APSA paid litigation fees (tasa de justicia) in the amount of $5,886,053 Argentine Pesos (ThU.S.$ 723 at June 30, 2014).

On March 18, 2010, the CACAF issued a court decree in which it ordered the AFIP to refrain from requesting the blocking of preventive interim relief measures, administratively demanding payment, issuing debt invoices, or initiating judicial collection actions, including seizure of property and other enforcement measures, against APSA until CACAF reaches a decision on APSA’s request for an injunction.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

On May 13, 2010, the CACAF decided to grant the injunction requested by APSA, ordering to suspend the enforcement of the AFIP resolution until the final decision on this matter. This injunction was granted by the CACAF subject to the granting of a corresponding bond. On May 19, 2010, APSA filed with the Appeal Court a surety policy issued by Zurich Argentina Cía. de Seguros S.A. On May 20, 2010, the CACAF asked APSA to specify the areas covered by the surety insurance. On May 28, 2010 APSA complied with this request and attached Endorsement No. 1 of the surety policy in favor of the CACAF – Trial Chamber I – in the amount of $ 633,616,741 Argentine Pesos (equivalent to ThU.S.$ 77,906 as of June 30, 2014), which includes initial capital, plus adjustments and interests to the date of the bond. On June 2, 2010 the CACAF accepted this surety filed by APSA and sent notice to AFIP of the injunction granted. On June 4, 2010 the AFIP was notified of the ruling dated May 13, 2010, which is final since June 22, 2010.

On February 1, 2013, APSA received notice of the decision dated December 28, 2012, whereby the First Chamber of Appeals rejected the appeal lodged by the Company, confirming the ex officio determination of the AFIP, and imposed the judicial fees for both instances as per their generation, since there was contradictory case law. The Company appealed this decision before the Supreme Court of the Nation via the various legal procedural remedies available. On February 4, 2013, the Company filed an ordinary appeal against the Chamber’s decision and on February 19, 2013, it also filed an extraordinary appeal against the same judgment, both before the Supreme Court of the Nation. On May 6, 2013, APSA was notified of the decision of the Court of Appeals that, as of April 23, 2013 granted the ordinary appeal to the Supreme Court of Justice of the Nation and was present, to her chance the Extraordinary Appeal field. On May 27, 2013, the file was forwarded to the Supreme Court of Justice of the Country. On June 3, 2013, APSA was notified of the procedural ruling issued by the High Court on May 29, 2013, declaring that the Ordinary Appeal had been duly received. On June 17, 2013, APSA submitted a duly founded presentation in connection with the Appeal, which the Court subsequently ordered to be transferred to AFIP, a circumstance of which the Company was notified on June 28, 2013.

The reasoning of the Chamber of Appeals’ decision did not modify the opinion of our external counsel in that the Company acted in accordance with law when deducting the interest, expenses and exchange differences in the indebtedness challenged by the State, and they still hold that there are good possibilities for the decision to be quashed, rendering without effect AFIP’s ex officio determination.

(ii) Within the course of this case’s proceedings, and particularly regarding payment of the litigation fees (tasa de justicia) before the TFN, on July 18, 2008, the Examining Officer ordered APSA to pay $10,447,705 Argentine Pesos (ThU.S.$ 1,284 at June 30, 2014) as payment of Tasa de Actuación (Litigation Fee) before the TFN. On August 14, 2008, APSA filed a petition with the court requesting that this order be reconsidered, or alternatively, rejected it on the grounds that the requested amount was unreasonable. APSA provided evidence that it had paid $1,634,914 Argentine Pesos (ThU.S.$ 201 at June 30, 2014), considering that this was the actual amount due, pursuant to Law, for the Tasa de Actuación (Litigation Fee). On April 13, 2010, the First Chamber of the CACAF denied APSA’s appeal. On April 26, 2010 APSA filed an ordinary appeal against the latter decree before the Supreme Court of the Justice, which was granted on February, 3, 2011. On June 23, 2011 the brief with the ordinary appeal was filed before the Supreme Court. On July, 14, 2011 the AFIP answered the petition of this brief. On May 8, 2012, the Supreme Court ruled that the ordinary remedy was wrongly admitted, since the appealed sentence was not a final ruling. The case file was returned to First Chamber of the National Appeals Court of

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Contentious Administrative Matters. On June 15, 2012, APSA requested that the case be suspended until the substantial issues of the case were resolved, a request which was rejected by the CACAF on June 25, 2012. On July 2, 2012, APSA filed a motion to reconsider, requesting that such ruling be rendered ineffective and the extraordinary proceeding be suspended until the substantial issues of the case were ruled on, also expressing that it still maintained its interest in the extraordinary remedy that was submitted. On August 21, 2012, APSA filed a presentation which expressed its interest to maintain the extraordinary appeal. Based on their analysis of the grounds underlying the appeal, APSA’s counsel has an optimistic view of the case.

2. By way of Resolutions Nos. 952/2000 and 83/03, and within the context of the provisions of Law No. 25,080, the former Secretary for Agriculture, Ranching, Fishing and Foods approved the projects submitted by Alto Paraná S.A. to build an MDF plant (boards) and a sawmill, along with the forestation of several hectares for supplying said industries.

In March of 2005, by way of Note No. 145/05, issued by the Undersecretary for Agriculture, Ranching and Forestation, the exemption to pay exportation duties granted to Alto Paraná S.A. was suspended, as were the exemptions granted to all other companies benefited by this system under Law No. 25,080, a suspension which was implemented as a preventive measure, invoking the need to review the proceedings conducted in the respective case files. After the exhaustion of the administrative procedures, the measure is being argued by the Company before the courts. In said context, on November 8, 2006, the V Chamber of the National Appeals Court for Adversarial Administrative and Federal Matters issued a ruling ordering Alto Paraná S.A. to continue to enjoy an exemption from paying the exportation duties, provided that it guarantee said duties by taking out warranty insurance. The judicial measure became effective beginning on March of 2007 by collateralization through the granting of bond (caución) policies for each shipment permits exempted from payment of export duty. Notwithstanding this ruling, the issuance of the ruling on the substantial issues of the matter is still pending. The Company maintains an assignment of funds equivalent to ThU.S.$20,762 in connection to the aforementioned export duties, which is shown under not current provisions.

The export duties paid by the Company while the benefit was suspended were allocated to the results of each financial year. As of this date, the Company has submitted a claim against the National Government demanding the return of ThU.S.$6,555, plus interest accrued as from the serving of process of said claim, amount which corresponds to the Export Duties paid between March of 2005 and March of 2007 as a result of the benefit’s suspension.

In turn, during April of year 2005, the Secretary for Agriculture, Ranching, Fishing and Foods issued resolution No. 260/2005, requiring that holders of any firms that had received the fiscal benefits granted under Law No. 25,080 should establish guarantees to cover the total amount of any such benefits, considering for such purposes all benefits that had been enjoyed until the date of their establishment. APSA then proceeded to establish the required guarantees, which - as of the date of these financial statements - amount to $136,406,620 (equivalent to ThU.S.$16,722 at June 30, 2014).

APSA believes that it has complied with all of the obligations imposed upon it by the system set forth under Law No. 25,080.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

3. On November 28, 2008, Alto Paraná S.A. was notified of Resolution 212 issued by the Argentine Central Bank (BCRA) on November 19, 2008, by which the BCRA ordered Indictment No. 3991 questioning the timely liquidation of certain foreign currency.

With respect to APSA’s export proceeds. APSA responded to the charges in a timely and correct manner. Currently, the report is in Nº 8 Economic Criminal Court, 16th Secretariat.

As of the date of these consolidated financial statements and considering the preliminary state of proceedings, Alto Paraná S.A. legal advisors are not in a position to estimate the outcome. Therefore, with the understanding that there are no legal grounds for the charges, no provision has been made for this claim. At the closing date there are no other contingencies that might significantly affect the Company’s financial, economic or operational conditions.

4. On December 6, 2013, Alto Paraná S.A. was served upon Resolution 803 issued by the Central Bank of the Republic of Argentina (BCRA) on November 22, 2013. By means of such resolution, the BCRA initiated Investigation No. 5581, whereby it is sought to determine the absence of currency inflow and liquidation, and the delayed inflow of currency arising from export operations.

On March 6, 2014 the BCRA notified APSA that it had received the APSA’s response and was opening the case for the presentation of evidence. On June 18, 2014 the BCRA notified the company of the closure of the trial period. On June 26, 2014 APSA presented its answer.

As of the date of issuance of these financial statements, in the opinion of the Company´s legal advisors, the likelihood in obtaining a favorable outcome (that is to say, no fines imposed) is high, given the solid defense arguments raised by APSA and the judicial background related to infractions of a similar nature.

Arauco do Brasil S.A.

On November 8, 2012, Brazilian Tax Authorities issued an Infraction Notice against one of our Brazilian subsidiaries, Arauco do Brasil S.A., for alleged unpaid taxes purportedly due by such company for the years 2006 to 2010. In particular, the Tax Authorities (i) objected to the deductibility of certain payments made and expenses incurred (including premium amortization, interest and legal expenses) by Arauco do Brasil between 2005 and 2010 and (ii) alleged that Arauco do Brasil made certain underpayments in respect of the Brazilian Corporate Income Tax (“IRPJ”) and the Brazilian Social Contribution on Net Profits (“CSL”) during 2010.

On December 11, 2012, Arauco do Brasil filed an objection to cancel the Infraction Notice before the Judgment Office of the Brazilian Revenue Service, first administrative level. As of the date of this annual report, judgment in respect of this objection remains pending. The Company believes that its objection to the Infraction Notice is supported by solid legal arguments and that there is a reasonable likelihood that this matter will result in a favorable outcome for the Company. However, if this result does not occur, it is possible that an obligation will arise for the amount specified, plus any accrued interest and penalties as of the payment date.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Forestal Arauco S.A. (ex Forestal Celco S.A.)

1. On April 14, 2009, Forestal Celco S.A., now Forestal Arauco S.A., was notified of a civil lawsuit filed by Mario Felipe Rojas Sepúlveda, on behalf of Víctor Adrián Gavilán Villarroel against Cooperativa Eléctrica de Chillán Limitada and against Forestal Celco S.A. The lawsuit aims to make both companies jointly and severally liable for compensation of alleged material damages suffered as a result of a fire that occurred on January 12, 2007 on the El Tablón county property, which belongs to Forestal Celco S.A.

On April 30, 2009 Forestal Celco S.A. filed dilatory exceptions, which pointed to some defects in the demand. The plaintiff rectified the defects, and the Company replied to the demand. On March 8, 2011 the Court issued the legal judgment of first instance rejecting the claim. On March 21, 2011, the plaintiff appealed against the first instance verdict. The Court of Appeals confirmed the Civil Court’s ruling. The plaintiff filed cassation appeals before the Supreme Court, and their decision is still pending. The Court of Appeals of Chillán rejected both appeals. Against the latter judgment, the plaintiff filed a cassation appeal on the merits and the form. The case was forwarded to its Excellence the Supreme Court. The Company appeared before the Court on October 11, 2012, under case file No. 7610-2012. The case was heard. The Supreme Court urged the parties to settle, but the parties did not reach an agreement. On March 19, 2014, a settlement was achieved between the plaintiff and the defendant, Forestal Celco S.A., terminating the trial only with regards to these two parties, maintaining the proceedings against Cooperativa Eléctrica Chillán. On May 7, 2014 the Supreme Court decided on the appeal, cancelling the Court of Appeals’ decision and instead ordered the remaining defendant, Cooperativa Eléctrica de Chillán Ltda, to pay plaintiff $1.289.362.828 plus readjustments and interests as indicated by the judgment, a figure which must be discounted by the amounts already paid by Forest Celco S.A. Final Ruling.

2. On January 26, 2011, Forestal Celco S.A., now Forestal Arauco S.A., was notified of a civil claim submitted by Mr. Hans Fritz Muller Knoop against Cooperativa Eléctrica de Chillán Limitada and Forestal Celco S.A., which seeks that both companies be condemned to pay (jointly and severally) an indemnity for the alleged material damages caused as a result of the spreading of a fire on January 12, 2007, in the estate named “El Tablon”, owned by Forestal Celco S.A. The case was filed as Case N°4.860-2010 in the Second Civil Court of Chillán.

On January 10, 2012, the court ruled first instance verdict condemning both defendants to pay the plaintiff jointly the sum of $288,479,831. Both defendants contested the ruling. On June 4, 2013, the Court of Appeals of Chillán revoked the sentence, deciding to reject the claim in all its parts. On June 21, 2013, the plaintiff submitted a Casation Appeal for annulment, based in the inobservance to both procedural and legal provisions. Currently, the declaration of admissibility for these proceedings is pending before the Supreme Court. The case was forwarded to its Excellence the Supreme Court. The Company appeared before the Court on July 10, 2013, under case file No. 4,553-2013. The case was heard. The Supreme Court urged the parties to settle, but the parties did not reach an agreement. On March 19 of 2014, a settlement was achieved between the plaintiff and the defendant, Forestal Celco S.A., terminating the trial only with regards to these two parties, maintaining the proceedings against Cooperativa Eléctrica Chillán Limitada. On May 7, 2014 Supreme Court received the resource of cassation in the form, annulling the failure, and in his replacement resolved to receive partially the demand condemning the defendant Cooperativa Eléctrica de Chillán Ltda to pay plaintiff $205.148.111 plus readjustments and interests as indicates the judgment, figure which must be discounted the already paid by Forest Celco S.A. Final Ruling.

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Amounts in thousands of U.S. dollars, except as indicated

3. On September 26, 2005, in proceedings numbered 48,679-2006 of the Civil Court of Constitución, Forestal Celco S.A., now Forestal Arauco S.A., submitted a claim against Forestal Constitución Ltda. and Ms Vitelia Morán Sepúlveda and other 7 natural persons, with the goal of obtaining a ruling that acknowledges its sole ownership over the Lierecillo estate (1,126 hectares), formed by various property registrations, also seeking that the defendants be sentenced to jointly and severally pay $20,000,000 as well as a damage compensation for having harvested a portion of the aforementioned estate. On April 23, 2006, Mr. Adolfo Numi Velasco, acting on behalf of all the aforementioned natural persons, answered the claim requesting its rejection, arguing that his clients are the sole owners of the estate named “Lierencillo” which they call “El Macaco”, also submitting a counterclaim with the purpose of demanding that Forestal Celco S.A. return such estate, of 162.7 hectares, plus a damage compensation for the resulting damages, loss of profit and moral damage. On June 29, 2009, a first instance ruling was issued in favor of Forestal Celco S.A’s claim, only with regards to the declaration of ownership, rejecting all other aspects of that claim as well as the corresponding counterclaim.

On March 17, 2014, the Court of Appeals of Talca, revoked the first instance sentence upholding the counterclaim for vindication, declaring that the counterclaimants are the sole owners of the Macaco real property, of 61.32 hectares. On April 3 of 2014, Forestal Celco S.A. contested the ruling through the submittal of cassation appeals both in consideration to substantial and procedural matters. Currently, the trial is awaiting a decision by the Supreme Court with regards to the admissibility of the submitted appeals. (Supreme Court Case File No. 10.840-2014). On July 2, 2014, the Supreme Court issued a ruling refusing to discuss the case in a hearing. Pending.

4. On September 11, 2012, Forestal Celco S.A., now Forestal Arauco S.A., was served with a voidance claim regarding the partition award and the purchase and sale agreement dated November 28, 1994, regarding the property called “Loma Angosta”, which occupies an area of 281,89 hectares. As part of the claim, Forestal Celco S.A. was also sued for damages. The lawsuit was filed by Mr Julián Eduardo Rivas Alarcón, on behalf of Mrs Nimia del Carmen Álvarez Delgado, against Patricia del Carmen Muñoz Zamorano and Forestal Celco S.A. The lawsuit was filed before the Civil and Criminal Court of Quirihue, under docket number C-108-2012. On October 4, 2012, Forestal Celco S.A. submitted before the court a relative incompetence defense. On October 10, 2012, the other co-defendant also filed a defense arguing the Court’s relative incompetence. The Court’s decision on both defenses is currently pending. On October 4, 2012 Forestal Celco S.A. opposed dilatory exception of relative incompetence. Dated October 10, 2012, the other defendant also objected dilatory exception of lack of jurisdiction. Both exceptions are pending resolution by the Court. On August 1, 2013, the Court decided to dismiss the motions to correct the proceedings on formal grounds submitted by both defendants - additionally sentencing them to pay court costs - a ruling that was appealed by Forestal Celco S.A. In parallel, on August 7, 2013, Forestal Celco S.A. filed a motion to declare the proceedings abandoned, a request that was rejected by the Court on August 8, 2013, by way of a resolution that was appealed by Forestal Celco S.A. The Court of Appeals confirmed the dismissal of the dilatory pleas and the motion to adjudge procedural abandonment. On August 13, 2013, Forestal Celco S.A. answered the claim, requesting that it be rejected. On June 17, 2014, a term to submit the rejoinder was granted. On May 12, 2014, the plaintiff requested and obtained a ruling from the Court ordering the measure of interim relief that banned the execution of acts or contracts regarding the forest or forestry projection of the property, registered on page 770 No. 993 of the Property Registry of the Real Estate of Quirihue corresponding to the year

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Amounts in thousands of U.S. dollars, except as indicated

1994, granting the plaintiff a term of 20 business days to notify such measure to the parties. The measure is still pending notification, thus being rendered without effect due to expiration.

On July 3, 2014, Forestal Arauco S.A. submitted a new motion to declare the abandonment of proceedings. The motion is currently pending decision.

5. On January 4, 2013, Forestal Celco S.A. now Forestal Arauco, was served with a civil claim by Sociedad de Transportes Juan y Joel Cea Cares y Compañía Limitada which seeks to terminate the document known as “General Framework Agreement” including damages allegedly brought by Forestal Celco S.A. A conciliation hearing was held without any resolution. On January 24, 2014, the order to produce evidence was issued. Reconsideration appeal was brought against such order. On May 13, 2014, the Court upheld the appeal that contested the ruling that establishes the evidential guidelines proceeding to modify it in the manner requested by the plaintiff. On May 16, 2014, the plaintiff submitted its list of witnesses and requested an extraordinary extension of the term for production of evidence. On May 19, 2014, the Court granted the extension of the term for production of evidence. The case is currently in its evidentiary stage. Pending

6. On December 21, 2013, Forestal Celco S.A., now Forestal Arauco, was served upon an ordinary damages claim based on tort liability, brought by Mr. Eduardo Alberto Contreras Lagos on behalf of Mrs. Olga Albina Gajardo Domínguez, her spouse Mr. Jorge Leonidas Machuca Vilugrón and their sons, Johnatan David Machuca Gajardo, Walter Eduardo Machuca Gajardo and Brian Esteban Machuca Gajardo, in case docket No. C-7008-2013, before the First Civil Court of Chillán. The plaintiffs demand compensation for the physical and moral damages arising from the fall of a 20 meter tall tree, which allegedly fell on property of the defendant, on their vehicle when they were travelling through Route 160 towards Laraquete in the Eighth Region. This event occurred on January 3, 2010. Currently the proceedings are at the stage in which the parties shall be summoned to a settlement hearing, upon termination of the period for discussion.

7. On September 4, 2013, Forestal Arauco S.A., was notified of a civil damages claim for alleged non-compliance with contractual obligations, filed by Mr. José René Campos Castillo, Ms. Guadalupe del Carmen Gallardo Rivas, Mr. Iván Patricio Campos Gallardo, Ms. Elizabeth del Carmen Campos Gallardo, Mr. Remigio Pedreros Catril, Ms. Rosa Eudolia García Díaz, Mr. Edgardo Remigios Pedreros García, Ms. Marianela Judelina Pedreros García, Mr. Jorge Antonio Petit-Laurent Pries, Ms. Ida Haydeé Sáez Arriagada, Mr. Jaime Antonio Petit-Laurent Sáez and Mr. Víctor Mauricio Petit-Lauren Sáez against Empresa de Transportes y Servicios Forestales Trayenko Ltda. and Forestal Arauco S.A. The claim sought for the defendant companies to be held jointly and severally liable or jointly liable in equal proportions, or in the proportion established by the Court, or in lieu thereof, to hold only the latter company liable for the payment of non-monetary damages suffered by the relatives identified in the claim. Based on the claim, a mechanical failure, among other reasons, resulted in the death of Mr. Víctor Campos Gallardo, Mr. Danilo Pedreros García and Mr. Emilio Joaquín Petit-Laurent Sáez (the driver and occupants of a truck that overturned) due to a traffic accident that occurred on September 10, 2009, in the Curaquilla Intersection, borough of Arauco.

The claim was filed before the Civil Court of Arauco (Case File No. C-371-2013). Forestal Arauco appeared in the trial presenting a motion to annul all proceedings, as well as, a motion to amend the proceedings as per N°6 of Article 303 of the Civil Procedures Code. The Court admitted both motions and suspended the main proceedings while the motions

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Amounts in thousands of U.S. dollars, except as indicated

were addressed, opening a term for evidence for the first of said motions. Forestal Arauco filed a reconsideration appeal with respect to this ruling. Concurrently, the main defendant answered the claim directly.

On July 31, 2014, the Court rejected the motion. On August 8, 2014, Forestal Arauco S.A. answered the claim. On August 11, 2014, the Court transmitted it to the plaintiff in order of the latter to submit the corresponding rejoinder. Pending.

8. On October 26, 2012, Forestal Valdivia S.A., now Forestal Arauco S.A., was notified of a restitution suit filed by Mr. Nelson Vera Moraga, Attorney representing the estate of Mrs. Julia Figueroa Oliveiro, which occurred over 60 years ago. That application was lodged with the Civil Court of Loncoche, Docket Number 79-2012, and the lawsuit demanded the recovery and restitution of two estates, with their products and improvements, arguing that the aforementioned estate is the sole and exclusive owner of two real estate properties whose total surface amounts to 1,210 hectares and are allegedly occupied by Forestal Valdivia S.A. On March 13 of 2014, the Court issued a first instance ruling rejecting the claim. On March 31 of 2014 the plaintiff appealed the first instance ruling through the submittal of a cassation appeal with regards to procedural aspects for before. The Court of Appeals of Temuco On May 5, 2014 cassation appeals were declared admissible in the form and appeal. Currently the case is being processed by the Court of Appeals of Temuco, File No. 295-2014, and in May 6, 2014, the Court issued the ruling to prepare the case for the hearing.

9. On November 17, 2003, Bosques Arauco S.A., now Forestal Arauco S.A., was notified of a property restitution claim brought by Ms. Celmira Maria Curin Tromo, who requested the restitution of certain real estate property profits and damages in a Special Indigenous Lawsuit, claiming that she is the sole and exclusive owner of the 5.5 hectares of land, which are allegedly occupied by Bosques Arauco S.A. in blatant disregard of her property interest. On June 6, 2008, the first decision was issued, rejecting the claim. The decision was appealed and the Corte de Apelaciones de Temuco (High Court of Appeals of Temuco) overturned the decision on January 6, 2009, ruling in favor of the plaintiff with regard to every portion of the claim and ordering the restitution of the land, along with all profits and damages caused by Bosques Arauco S.A. to the land, the assessment of which was deferred to the ruling’s execution phase.

On October 28, 2009, the plaintiff requested the execution of the ruling with notice to the defendant, in addition to compensation for the alleged moral harm personally experienced by her. After being notified of the request, Bosques Arauco S.A., in turn, requested that this request be nullified on the grounds that the alleged harm and suffering was not part of the judicial proceedings and that therefore was not part of the final judgment. This application has not yet been resolved by the court.

On July 10, 2013 Bosques Arauco S.A. appropriated the amount sued for in property damages and on July 15, 2013, the Court recorded that appropriation.

10. In 1999, Bosques Arauco S.A., now Forestal Arauco S.A., was notified of a property recovery claim filed by Ms. Silvia Aurora Escalona Fernández, Mr. Nazario Israel Escalona Fernández and Mr. Carlos Alfonso Escalona Fernández, who demanded the restitution of a portion of land equal to 426.93 hectares located within a larger rural property named Cerro Alto y Las Ánimas, located in the borough of Los Álamos, with a total surface of 505.27 hectares. The claimants have reserved their right to discuss damages for deterioration and products for a later stage in the trial. The claim ultimately requested the court to declare

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June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

that the claimants are the exclusive and lawful owners of the land named Cerro Alto y Las Ánimas in its entire surface, and, in lieu thereof, in the area determined by the court. The claim was filed before the Civil Court of Lebu, under Case File Number C-16,073-1999. The defendant responded to the claim noting that the facts presented in said claim were untrue, and that the claimant only had rights and actions over a lot of forty blocks, Bosques Arauco S.A. being the exclusive owner of the land known as Cuyinco Alto, with an aggregate surface of 4,800 hectares. On April 29, 2013, the Court issued its decision wholly dismissing the claim. On June 21, 2013, the claimant appealed the judgment by way of an ordinary appeal and a cassation appeal on formal grounds. (Court of Appeals of Concepción. Court Case File No. 1.229-2013). On January 8, 2014, the Court decided to return the proceedings to first instance in order to for the ruling to fully address the decision regarding documentary objections, suspending (in the interim) the ruling to prepare the case for the hearing. On January 9, 2014, the proceedings were once again submitted to the decision of the Court of Appeals. On April 8, 2014, the ruling to prepare the case for the hearing was issued.

On August 18, 2014, the Court of Appeals rejected the remedies and cassation appeal submitted by the plaintiff. Pending.

11. On October 8, 2013, Bosques Arauco S.A., now Forestal Arauco S.A. was notified of a civil claim filed by Mr. Manuel Antonio Fren Casanova, requesting the court to declare the properties known as Cuyinco and Cuyinco Alto as two different properties and, therefore, to order the cancellation of the ownership registration in the name of Bosques Arauco S.A. found on N° 290 of page 266 of the Registry of Property kept by the Real Estate Registrar of Cuyinco Alto, on the grounds that, Bosques Arauco S.A. erroneously understood that its property, Cuyinco Alto of 4,600 hectares, would also encompass the land known as Cuyinco, which allegedly belongs to the claimant.

The claim was filed before the Civil Court of Lebu (Case File No. C-269-2013). On November 21, 2013, the claim was answered. The plaintiff did not submit a rejoinder. The defendant submitted its rejoinder. On March 18 of 2014 the conciliation hearing was conducted with no results. The resolution that shall order the submission of evidence is currently pending.

On July 11, 2014, the Court ordered the case file to be archived due to its inactivity.

12. On March 25 of 2014, Forestal Arauco S.A was notified of a civil claim for compensation of damages in connection to an alleged tort liability, submitted by Mr. Mauricio Chacón Gómez on behalf of Mrs. Edita del Carmen Cisterna Fernández, Mr. José Luis Salas Ciestera and Mr. Sergio Hernán Vasquez Muños, in proceedings under File No. C-38-2014 of the Civil Court of Arauco. The plaintiffs request a compensation for the alleged material and moral

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June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

damages they experienced as a result of the fire that took place on December 1 of 2013 in the El Piure, Llico, Rumena and Lavapaie sectors of the borough of Arauco, which would have allegedly been originated in the Quinguen estate owned by Forestal Arauco S.A., in the moment in which the company’s staff was performing duties within said estate. On April 14 of 2014 the defendant opposed its dilatory defenses. Currently that decisions with regards to the submitted defenses is pending, without the defendant issuing any comments or rebuttal in connection to same, with the expiration of the legal term to do. On June 27, 2014, the Court accepted the opposing dilatory exceptions. The applicant did not challenge the resolution, which should correct the defects in demand.

Aserraderos Arauco S.A.

On January 30, 2014, Aserraderos Arauco S.A. was served with a damages claim based on alleged tort liability on grounds of shared or combined negligence, lodged by Messrs. Marilyn Jane Medina Fuentes, Griselott Yazmin Villegas Medina, José Manuel Villegas Medina and Yerman Leandro Villegas Medina, surviving spouse and sons, respectively, of the late subcontracted worker Mr. Roberto Villegas Medina, employee of the subcontractor Company Recursos Humanos Sergall Ltda., who passed away on his way to the hospital of Curanilahue as a consequence of an accident that had occurred at the Station located at the Horcones complex (borough of Arauco) in the early morning on February 27, 2010, day of the earthquake that struck the central-southern area of Chile. The lawsuit was brought against Productora de Maderas Paranal Ltda. and Aserraderos Arauco S.A., and seeks the compensation of physical or pecuniary damages (loss of profits), as well as of moral (non-punitive) damages. As a result, in the event that the lawsuit is dismissed, the same is brought against the Asociación Chilena de Seguridad (ACHS). (File C-506-2013 of the Civil Court of Arauco). Currently the proceedings are awaiting a decision with regards to the dilatory defenses submitted by Recursos Humanos Segal Ltda. and the decision of a nullity incident submitted by Asociación Chilena de Seguridad, also awaiting the acknowledgement of the submission of the dilatory exceptions submitted by Asseraderos Arauco S.A. The defendant Aserraderos Arauco S.A. submitted its procedural defenses. The Court transmitted the procedural defenses to the plaintiff. The defendant Asociación Chilena de Seguridad submitted a motion to annul based on the failure to properly notify the claim. Proceedings are suspended until a ruling is issued regarding the motion to annul, after which a decision must be issued regarding the procedural defenses. Pending (Case File No. C-506-2014 of the First Instance and Guarantee Court of Arauco).

Inversiones Arauco Internacional Ltda.

1. On May 5, 2011, the Chilean Internal Revenue Service (“Chilean IRS”) issued liquidations N° 7 and 8 to Inversiones Arauco Internacional Ltda., objecting the reasonableness and necessity that a compensation payment made by the Company under the framework of partnership and participation in Forestal Cono Sur S.A. of Uruguay, is regarded as a deductible expense.

On May 4, 2012, the Company presented a claim to the Tax Court against liquidations No. 7 and 8. The Inspector issued a report. The Company submitted observations to the report of the Inspector. On April 30, 2014, an order to produce evidence was reported. On May 7, 2014 the Company filed an administrative appeal against the order to produce evidence. Pending resolution.

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June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Celulosa y Energía Punta Pereira S.A. (joint venture)

In May of 2014, Celulosa y Energía Punta Pereira (CEPP), a company belonging to the Montes del Plata Group - a joint venture between Arauco and Stora Enso - was notified of the commencement of a series of arbitral proceedings against it, all lodged before the International Chamber of Commerce (ICC) by Andritz Pulp Technologies Punta Pereira S.A., a subsidiary of Andritz AG, claiming a total of approximately € 200 million.

These arbitration proceedings are related to the contracts for the delivery, construction, installation, commissioning and completion - by Andritz - of the main components of the Project for the Montes del Plata Cellulose Plant, located in Punta Pereira, Uruguay.

CEPP has powerful arguments for requesting the dismissal of the aforementioned claims and, in turn, has filed a counterclaim against Andritz based on the latter’s breach of its contractual obligations, requesting a sum of approximately US$110 million (€ 60 million).

These arbitral proceedings are currently in the stage of appointing the third arbitrator of the panel. This arbitrator shall also be the Chief Arbitrator.

As of the date of issuance of these financial statements, it is the opinion of Montes del Plata’s legal counsel that the probabilities of CEPP needing to make expenditures as a result of this arbitration are low.

Consequently, neither CEPP, nor Arauco, have made any provisions of funds on account of these proceedings.

At the end of each reporting period there are no other contingencies that might significantly affect the Company’s financial, position or results of operations.

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June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Provisions recorded as of June 30, 2014 and December 31, 2013 are as follow:

	06-30-2014	12-31-2013
Classes of Provisions	ThU.S.$	ThU.S.$
Provisions, Current	721	9,696
Provisions for litigations	721	9,696
Provisions, non-Current	60,967	24,167
Provisions for litigations	16,969	8,710
Other provisions	43,998	15,457

Total Provisions	61,688	33,863

	06-30-2014
Movements in Provisions	Litigations ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	18,406	15,457	33,863
Changes in provisions
Increase in existing provisions	1,949	6,571	8,520
Used provisions	(1,001)	—	(1,001)
Increase (decrease) in foreign currency exchange	(1,325)	1,208	(117)
Other Increases (Decreases)	(339)	20,762	20,423
Total Changes	(716)	28,541	27,825
Closing balance	17,690	43,998	61,688

	12-31-2013
Movements in Provisions	Litigations ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	13,846	8,614	22,460
Changes in provisions
Increase in existing provisions	12,903	8,575	21,478
Used provisions	(5,183)	—	(5,183)
Increase (decrease) in foreign currency exchange	(3,009)	(1,732)	(4,741)
Other Increases (Decreases)	(151)	—	(151)
Total Changes	4,560	6,843	11,403
Closing balance	18,406	15,457	33,863

Provisions for litigations are for labor and tax claims whose payment period is uncertain. Other provisions include the liability recognition for investments with net asset deficiency at the end of the reporting period.

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June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 19.	INTANGIBLE ASSETS

	06-30-2014	12-31-2013
Classes of Intangible Assets, Net	ThU.S.$	ThU.S.$
Intangible assets, net	100,557	99,651
Computer software	20,772	17,004
Water rigths	5,442	5,422
Customer	67,431	70,054
Other identifiable intangible assets	6,912	7,171
Classes of intangible Assets, Gross	135,060	135,790
Computer software	44,922	43,197
Water rigths	5,442	5,422
Customer	76,457	78,800
Other identifiable intangible assets	8,239	8,371
Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(34,503)	(36,139)
Accumulated amortization and impairment, intangible assets	(34,503)	(36,139)
Computer software	(24,150)	(26,193)
Customer	(9,026)	(8,746)
Other identifiable intangible assets	(1,327)	(1,200)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	06-30-2014
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rigths ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	17,004	5,422	70,054	7,171	99,651
Changes
Additions	8,871	—	—	130	9,001
Amortization	(2,887)	—	(2,526)	(369)	(5,782)
Increase (decrease) in foreign currency conversion	(2,216)	20	(97)	(20)	(2,313)
Changes Total	3,768	20	(2,623)	(259)	906
Closing Balance	20,772	5,442	67,431	6,912	100,557

	12-31-2013
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rigths ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	14,467	5,114	77,454	8,199	105,234

Changes
Additions	5,870	19	—	—	5,889
Disposals	(335)	—	—	(4)	(339)
Amortization	(3,917)	—	(5,158)	(761)	(9,836)
Increase (decrease) in foreign currency conversion	912	—	(2,242)	(259)	(1,589)
Others Increases (Decreases)	7	289	—	(4)	292
Changes Total	2,537	308	(7,400)	(1,028)	(5,583)
Closing Balance	17,004	5,422	70,054	7,171	99,651

		Minimum life	Maximum life
Computer Software	Years	3	16
Customer	Years	15	15
Trademark	Years	7	7

The amortization of customer base and computer software is presented in the Consolidated Statements of Income line item Administrative Expenses.

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Amounts in thousands of U.S. dollars, except as indicated

NOTE 20.	BIOLOGICAL ASSETS

Biological assets comprise forestry plantations, mainly radiata and taeda pine, and to a lower extent of eucalyptus. The plantations are located in Chile, Argentina, Brazil and Uruguay, with a total surface of 1.6 million hectares, out of which 994 million hectares are used for forestry planting, 390 thousand hectares are native forest, 178 thousand hectares are used for other purposes and 74 thousand hectares not yet planted.

As of June 30, 2014, the production volume of logs totaled 9.8 million cubic meters (10.1 million cubic meters as of June 30, 2013).

Measurements of fair value of Arauco’s biological assets are classified as Level 3, due to the fact that inputs are not observable. However, this information reflects the assumptions that market participants would use in pricing the asset, including assumptions about risk.

These unobservable inputs were developed using the best information available and includes own information of Arauco. These unobservable inputs can be adjusted if the available information indicates that other market participants would use different information or there is something specific in Arauco that is not available to other market participants.

The main considerations in determining the fair value of biological assets include the following:

•	Arauco uses the discounted expected future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

•	Current forestry plantations are projected based on a net decrease total volume, with a minimum growth equivalent to the current supply demand.

•	Future plantations are not considered.

•	The harvest of forestry plantations supplies raw materials for all other products that Arauco produces and sells. By directly controlling the development of forests that will be processed, Arauco ensures high quality timber for each of its products.

•	Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s owned industrial centers and sales to third parties at market prices. Sales margin is also considered in the valuation of the different products that are harvested in the forest. Any changes in the fair value of the plantations are recognized in profit or loss in the line item Other income within the consolidated statement of income. Changes in fair value of biological assets were ThU.S.$133,644 at June 30, 2014 (ThU.S.$136,643 at June 30, 2013). As a result of measuring biological assets at its fair value a higher cost of sales of ThU.S.$102,571 at June 30, 2014 (ThU.S.$108,340 at June 30, 2013).

•	Forestry plantations are harvested according to the needs of Arauco’s production plants.

•	The discount rates used are 8% in Chile, Brazil and Uruguay, and 12% in Argentina.

•	It is expected that prices of harvested timber are constant in real terms based on market prices.

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Amounts in thousands of U.S. dollars, except as indicated

•	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

•	The average crop age by species and country is:

	Chile	Argentina	Brazil	Uruguay
Pine	24	15	15	—
Eucalyptus	12	10	7	10

The following table sets forth changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0.5	(114,760)
	-0.5	121,685
Margins (%)	10	400,869
	-10	(400,869)

Differences in valuation of biological assets, in the discount rate and in the margins are recognized in the consolidated statement of income under line items “other income” and “other expenses”, as appropriate.

Forestry plantations classified as current Biological assets are those to be harvested and sold within twelve months after the reporting period.

The Company has contracted fire insurance policies for its forestry plantations, which in conjunction with Company resources and efficient protection measures for these forestry assets allow financial and operational risks to be minimized.

Uruguay

Arauco owns biological assets in Uruguay through a joint venture in association with Stora Enso, which are recognized in the consolidated financial statements under the equity method of accounting. From 2013, in accordance with IFRS11, Arauco recognizes the assets, liabilities, income and expenses relating to their ownership percentage (see Note 16).

Detail of Biological Assets Pledged as Security

As of June 30, 2014, there are no forestry plantations pledged as security.

Detail of Biological Assets with Restricted Ownership

As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

As of the date of these Financial Statements, the Current and Non-current biological assets are as follows:

	06-30-2014	12-31-2013
	ThU.S.$	ThU.S.$
Current	315,448	256,957
Non-current	3,602,238	3,635,246
Total	3,917,686	3,892,203

Reconciliation of carrying amount of biological assets

Movement	06-30-2014 ThU.S.$
Opening Balance	3,892,203
Changes in Biological Assets
Additions	64,454
Decreases due to Sales	(576)
Decreases due to Harvest	(157,858)
Gain (losses) arising from changes in fair value less costs to sale	133,644
Increases (decreases) in Foreign Currency Translation	22,978
Loss of forest due to fires	(32,029)
Other Increases (decreases)	(5,130)
Total Changes	25,483
Closing Balance	3,917,686

Movement	12-31-2013 ThU.S.$
Opening Balance	3,873,070
Changes in Biological Assets
Additions	161,459
Decreases due to Sales	(10,688)
Decreases due to Harvest	(342,227)
Gain (Loss) of Changes in Fair Value, less estimated Costs at Point of Sale Held For Sale	269,671
Increases (decreases) in Foreign Currency Translation	(49,405)
Loss of forest due to fires	(7,904)
Other Increases (decreases)	(1,773)
Total Changes	19,133
Closing Balance	3,892,203

As of the date of these consolidated financial statements, there are no disbursements related to the acquisition of biological assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 21.	ENVIRONMENTAL MATTERS

Environment Management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put in to practice in everyday company operations.

All of Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the Company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all of Arauco’s business units.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Detail information of disbursements related to the environment

At June 30, 2014 and December 31, 2013, Arauco has made and / or has committed the following disbursements by major environmental projects:

		Disbursements undertaken 2014				Committed Disbursements
06/30/2014		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Arauco Do Brasil S.A.	Environmental improvement studies	In process	0	Assets	Property, plant and equipment	3,957	2014
Arauco Do Brasil S.A.	Environmental improvement studies	In process	889	Expense	Administration expenses	6,257	2014
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	5,182	Assets	Property, plant and equipment	266	2014
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	5,438	Assets	Property, plant and equipment	6,813	2014
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	3,540	Assets	Property, plant and equipment	6,521	2014
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	21,533	Expense	Operating cost	6,301	2014
Alto Parana S.A.	Construction emisario	In process	13	Assets	Property, plant and equipment	731	2014
Alto Parana S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	98	Assets	Property, plant and equipment	1,596	2014
Alto Parana S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,753	Assets	Property, plant and equipment	3,475	2014
Paneles Arauco S.A.	Environmental improvement studies	In process	416	Assets	Property, plant and equipment	2,123	2014
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	488	Expense	Operating cost	823	2014
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	265	Expense	Administration expenses	169	2014
Paneles Arauco S.A.	Environmental improvement studies	In process	1	Expense	Administration expenses	338	2014
Forestal Celco S.A.	Environmental improvement studies	In process	430	Expense	Administration expenses	611	2014
Aserraderos Arauco S.A	Environmental improvement studies	In process	274	Assets	Property, plant and equipment	136	2014
Celulosa y energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	925	Assets	Property, plant and equipment	1,200	2014
Forestal los Lagos S.A	Environmental improvement studies	In process	103	Expense	Operating cost	240	2014

		TOTAL	41,348			41,557

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

12-31-2013		Disbursements undertaken 2013				Committed Disbursements
		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Arauco Do Brasil S.A.	Environmental improvement studies	In process	243	Assets	Property, plant and equipment	925	2014
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	6,524	Assets	Property, plant and equipment	7,620	2014
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	2,293	Assets	Property, plant and equipment	2,024	2014
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,945	Assets	Property, plant and equipment	33	2014
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	21,838	Expense	Operating cost	0	0
Alto Parana S.A.	Construction emisario	In process	8	Assets	Property, plant and equipment	758	2014
Alto Parana S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	213	Assets	Property, plant and equipment	1,723	2014
Alto Parana S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	2,326	Assets	Property, plant and equipment	0	0
Paneles Arauco S.A.	Environmental improvement studies	In process	69	Assets	Property, plant and equipment	0	0
Paneles Arauco S.A.	Environmental improvement studies	In process	218	Expense	Administration expenses	153	2014
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,480	Expense	Operating cost	108	2014
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	317	Expense	Administration expenses	15	2014
Forestal Celco S.A.	Environmental improvement studies	In process	855	Expense	Administration expenses	793	2014
Aserraderos Arauco S.A	Environmental improvement studies	In process	196	Assets	Property, plant and equipment	5,330	2014
Celulosa y energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	925	Assets	Property, plant and equipment	1,200	2014
Forestal los Lagos S.A	Environmental improvement studies	In process	217	Expense	Operating cost	209	2014

		TOTAL	39,667			20,891

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22.	NON-CURRENT ASSETS HELD FOR SALE

As a result of decreases in demand for sawn timber products due to the economic downturn in years 2008 and 2009, Arauco’s Management decided in December of 2010 to permanently close the following sawmills: La Araucana, Escuadrón, Lomas Coloradas, Coelemu and the remanufacturing plant Lomas Coloradas. Property, plant and equipment related to these facilities were classified held for sale. As of June 30, 2014, Arauco has made sales of these units and remains committed to its plan to sell these assets, although the completion of these sales have been delayed more than expected as the Company is seeking for more favorable offers.

The following table sets forth information on the main types of non-current assets held for sale:

	06-30-2014 ThU.S.$	12-31-2013 ThU.S.$
Land	3,114	4,244
Buildings	3,798	3,934
Property, plant and equipment	494	2,236
Total	7,406	10,414

As of June 30, 2014 the effect on income related to the sale of held assets for sale is a loss of ThUS$ 730.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23.	FINANCIAL INSTRUMENTS

Classification

The following table sets forth the fair value of financial assets and financial liabilities as compared with the carrying amount as of June 30, 2014 and December 31, 2013.

Financial Instruments	June 2014		December 2013
Thousands of dollars	Carrying amount	Fair Value	Carrying amount	Fair Value
Assets Current and non Current

Fair value through profit or loss (held for trading)	157,194	157,194	160,184	160,184
Interest Rate Swaps	—	—	—	—
Forward	—	—	696	696
Mutual funds (2)	122,850	122,850	111,435	111,435
Hedging instruments	34,344	34,344	48,052	48,052
Forward foreign exchange	—	—	41	41
Interest Rate Swaps	—	—	1,962	1,962
Swap foreign exchange	34,344	34,344	46,049	46,049
Loans and Accounts Receivables	1,408,229	1,408,229	1,316,427	1,316,427
Cash and cash equivalents	517,874	517,874	555,777	555,777
Cash	184,510	184,510	155,538	155,538
Time deposits	325,088	325,088	391,588	391,588

Agreements	8,276	8,276	8,651	8,651
Accounts Receivables (net)	866,582	866,582	752,407	752,407
Trades and other receivables	712,017	712,017	578,946	578,946
Lease receivable	578	578	1,099	1,099
Other receivables	153,987	153,987	172,362	172,362
Accounts receivable from related parties	23,773	23,773	8,243	8,243
Other Financial Assets	2,000	2,000	3,119	3,119

Financial Liabilities, Total	5,700,903	6,343,649	5,696,343	5,975,222
Financial Liabilities at amortized cost (3)	5,673,383	6,316,129	5,672,240	5,951,119
Bonds issued denominated in U.S. dollars	2,186,367	2,360,825	2,184,294	2,309,763
Bonds issued denominated in U.F. (4)	1,047,807	1,109,837	854,297	883,237
Banck Loans in Dollars	1,411,561	1,822,552	1,635,053	1,759,019
Banck Loans in others currencies	258,655	253,922	259,001	259,505
Financial Leasing	104,201	104,201	89,440	89,440
Government Loans	4,185	4,185	4,408	4,408
Trades and other payables	648,953	648,953	631,341	631,341
Accounts payable to related parties	11,654	11,654	14,406	14,406
Financial liabilities at fair value through profit or loss	27,520	27,520	24,103	24,103
Hedging instruments	27,520	27,520	24,103	24,103
Swap	27,159	27,159	23,996	23,996

Forward	361	361	107	107

(1)	Assets measured at fair value through profit or loss other than mutual funds classified as cash equivalents, are presented in the line item “other financial assets” in the consolidated statement of financial position.
(2)	Although mutual funds are measured at fair value through profit or loss for purposes of the consolidated statement of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short term investment.
(3)	Financial liabilities measured at amortized cost, other than “Trade and other payables” and derivatives are presented in the consolidated statement of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.
(4)	The Unidad de Fomento (“UF”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Valuation techniques and assumptions applied for the purpose of measuring fair value

The carrying amount of trade and other receivables, trade and others payables, accounts payables related parties, cash and cash equivalents, and other financial assets and liabilities approximate their fair value due to the short-term nature of such instruments, and, in the case of trade and other receivables, due to the fact that any loss resulting from its recoverability is already reflected in the provision for impairment losses.

The fair value of non-derivative financial assets and financial liabilities that are not traded in active markets is estimated through the use of discounted cash flows that are calculated using market variables that are observable at the date of the financial statements.

The fair value of bonds issued was determined with reference to quoted market prices as they have standard terms and conditions and are traded on an active liquid market.

The fair value of bank borrowings were determined based on discounted cash flow analysis, applying the corresponding discount yield curves to the remaining term to maturity.

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of June 30, 2014, and December 31, 2013.

	June 2014 ThU.S.$	December 2013 ThU.S.$
Bank borrowings - current portion	308,897	70,431
Bonds issued - current portion	427,942	152,922
Total	736,839	223,353

The following table shows the compliance with financial covenants (debt to equity ratio) required by domestic bond indentures:

	June 2014 ThU.S.$	December 2013 ThU.S.$
Financial debt, current	994,039	893,497
Financial debt, non-current	4,018,738	4,132,996
Other debt guaranteed by Arauco
Total	5,012,776	5,026,493
Cash and cash equivalent	(640,724)	(667,212)
Net financial debt	4,372,052	4,359,281
Non-controlling interests	55,342	52,242
Equity attributable to owners of parent	7,204,582	6,992,298
Total equity	7,259,924	7,044,540

Debt to equity ratio	0.60	0.62

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth a reconciliation between the financial liabilities and the statement of financial position as of as of June 30, 2014 and December 31 2013:

Thousands of dollars	June 2014
	Current	Non Current	Total
Bonds obligations	427,941	2,806,232	3,234,173
Bank borrowings	534,128	1,136,088	1,670,216
Financial Leasing	31,835	72,366	104,201
Government Loans	133	4,052	4,185
Swap and Forward	361	27,159	27,520
Other Financial Liabilities	994,398	4,045,897	5,040,295

Trades and Other Payables	648,953	—	648,953
Related party payables	11,654	—	11,654

Accounts Payable, Total	660,607	—	660,607

Financial Liabilities, Total	1,655,005	4,045,897	5,700,902

	December 2013
Thousands of dollars	Current	Non Current	Total
Bonds obligations	152,922	2,885,669	3,038,591
Bank borrowings	713,292	1,180,762	1,894,054
Financial Leasing	26,949	62,491	89,440
Government Loans	334	4,074	4,408
Swap and Forward	107	23,996	24,103
Other Financial Liabilities	893,604	4,156,992	5,050,596

Trades and Other Payables	630,980	361	631,341
Related party payables	14,406	—	14,406

Accounts Payable, Total	645,386	361	645,747

Financial Liabilities, Total	1,538,990	4,157,353	5,696,343

Financial Assets Measured at Fair Value through Profit or Loss (Held for Trading)

Financial assets measured at fair value through profit or loss are financial assets held for trading. Financial assets classified in this category are mainly acquired for sale in the short term. Derivatives are also classified as trading unless they are designated and effective as hedging instruments. Assets in this category are classified as current assets and are recorded at fair value with changes in value recognized in profit or loss. These financial assets are held with the objective of maintaining adequate liquidity levels to meet Arauco’s obligations.

The following table details Arauco’s financial assets measured at fair value through profit or loss:

	June 2014 ThU.S.$	December 2013 ThU.S.$	Period Variation
Fair value through profit or loss (held for trading)	122,850	112,131	10%
Forward	—	696	-100%
Mutual Funds	122,850	111,435	10%

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Mutual Funds:

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean Pesos or in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted by Arauco’s Investment Policy. At the date of these financial statements the Company has increased its position in these instruments compared to December 2013 by 10%.

The following table sets forth the risk classification of mutual funds as of June 30, 2014 and December 31, 2013:

	June 2014 Th.U.S.$	December 2013 Th.U.S.$
AAAfm	122,748	109,397
AAfm	102	2,039
Total Mutual Funds	122,850	111,436

Hedging Instruments

As of June 30, 2014, Arauco held certain derivatives designated as hedging instruments for cash flow hedge purposes. Specifically, Arauco has designated cross currency swaps as hedging instruments whose fair value was ThU.S.$33,548 for those in an asset position and ThU.S.$ 27,159 for those in a liability position, which are presented in the consolidated statements of financial position in the line items “other non-current financial assets” and “other non-current financial liabilities”, respectively. Arauco has also designated foreign exchange forwards as hedging instruments whose fair value was ThU.S.$ 641, which is presented in the consolidated statements of financial position in the line item “other current financial assets”. Changes in fair value during the period have been recognized in other comprehensive income and have been accumulated in equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Nature of Risk

Arauco is exposed to the risk of variability in cash flows from changes in foreign exchange rates, mainly due to balances of assets denominated in U.S. Dollars and liabilities denominated in UF (obligations to the public), which causes mismatches that could affect operating results.

Cross currency swap contracts that Arauco owns at June 30, 2014 are detailed in the following table:

Bond	Institution	Amount US$	Amount UF	Rate US$	Rate UF	Start date	End Date	Market Value	Effectiveness
F	Barclays 1	38,378,440	1,000,000	5.86%	4.25%	04/30/2009	10/30/2014	4,696,453	100%
F	Deutsche 1	37,977,065	1,000,000	5.80%	4.25%	10/30/2009	10/30/2014	5,120,925	100%
F	Deutsche 2	37,621,562	1,000,000	5.79%	4.25%	10/30/2009	10/30/2014	5,488,440	100%
F	Barclays 2	38,426,435	1,000,000	5.62%	4.25%	10/30/2009	10/30/2014	4,693,912	100%
F	Deutsche 4	43,618,307	1,000,000	5.29%	4.25%	10/30/2011	10/30/2021	(1,320,148)	100%
F	JP Morgan 2	43,618,307	1,000,000	5.23%	4.25%	10/30/2011	10/30/2021	(1,142,030)	100%
J	Corpbanca	42,864,859	1,000,000	5.20%	3.25%	09/01/2010	09/01/2020	(3,285,804)	100%
J	BBVA 1	42,864,859	1,000,000	5.20%	3.25%	09/01/2010	09/01/2020	(3,285,804)	100%
J	Deutsche 3	42,864,859	1,000,000	5.25%	3.25%	09/01/2010	09/01/2020	(3,408,106)	100%
J	Santander	42,873,112	1,000,000	5.17%	3.25%	09/01/2010	09/01/2020	(3,215,042)	100%
J	BBVA 2	42,864,257	1,000,000	5.09%	3.25%	09/01/2010	09/01/2020	(2,989,271)	100%
E	Corpbanca 2	43,284,746	1,000,000	3.36%	4.00%	10/30/2011	10/30/2014	24,292	100%
P	Corpbanca 3	46,474,122	1,000,000	4.39%	3.96%	11/15/2011	11/15/2021	(2,435,906)	100%
P	JP Morgan 3	47,163,640	1,000,000	3.97%	3.96%	11/15/2012	11/15/2021	(1,811,164)	100%
F	Deutsche*	37,977,065	1,000,000	4.69%	4.25%	04/30/2014	04/30/2019	6,060,227	100%
F	BBVA*	38,426,435	1,000,000	5.75%	4.25%	10/30/2014	04/30/2023	(645,671)	100%
F	BBVA*	38,378,440	1,000,000	5.61%	4.25%	10/30/2014	04/30/2023	(251,872)	100%
F	Santander*	37,977,065	1,000,000	5.59%	4.25%	10/30/2014	04/30/2023	(111,626)	100%
F	BCI*	37,621,562	1,000,000	5.54%	4.25%	10/30/2014	04/30/2023	98,225	100%
P	BBVA	42,412,852	1,000,000	5.00%	3.96%	11/15/2013	11/15/2023	1,369,257	100%
P	SANTANDER	41,752,718	1,000,000	4.93%	3.96%	11/15/2013	11/15/2023	2,406,681	100%
P	DEUTSCHE	41,752,718	1,000,000	4.92%	3.96%	11/15/2013	11/15/2023	2,442,061	100%
R	SANTANDER	128,611,183	3,000,000	5.17%	3.60%	10/01/2014	04/01/2024	(3,043,296)	100%
R	JP Morgan	43,185,224	1,000,000	4.84%	3.60%	10/01/2014	04/01/2024	(129,852)	100%
R	Corpbanca	43,277,070	1,000,000	4.80%	3.60%	10/01/2014	04/01/2024	(83,642)	100%
Q	BCI	43,185,224	1,000,000	3.48%	3.00%	10/01/2014	04/01/2021	493,173	100%
Q	BCI	43,196,695	1,000,000	3.40%	3.00%	10/01/2014	04/01/2021	654,418	100%

Based on its test of effectiveness, Arauco determined that the hedging instrument is highly effective to offset the variability in cash flows of the hedged item from changes in the exchange rate.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Hedging Strategy

Considering that Arauco has a high percentage of assets denominated in U.S. Dollars (its functional currency), it is exposed to the risk of exchange rate as it has bonds issued denominated in U.F. (Chilean inflation-indexed, peso-denominated monetary unit). The objective of entering into cross currency swaps is to hedge the variability in cash flows for the U.F. exchange rate, exchanging the cash flows from the bonds issued denominated in U.F., with cash flows in U.S. Dollar at a fixed exchange rate determined at inception of the cross currency swaps.

The table below sets forth summarized information of the fair value of the hedging instruments for exchange rate as of June 30, 2014:

Company	Coverage Type	Risk	Classification	Type	Instrument	Fair value ThU.S.$	Type
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Assets	Bonds issued in UF	Swap BARAU - F	4,696	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Assets	Bonds issued in UF	Swap BARAU - F	5,121	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Assets	Bonds issued in UF	Swap BARAU - F	5,488	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Assets	Bonds issued in UF	Swap BARAU - F	4,694	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - F	(1,320)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - F	(1,142)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - J	(3,286)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - J	(3,286)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - J	(3,408)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - J	(3,215)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - J	(2,989)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Assets	Bonds issued in UF	Swap BARAU - E	24	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - P	(2,436)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - P	(1,811)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Assets	Bonds issued in UF	Swap BARAU - F*	6,060	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - F*	(646)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - F*	(252)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - F*	(112)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Assets	Bonds issued in UF	Swap BARAU - F*	98	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Assets	Bonds issued in UF	Swap BARAU - P	1,369	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Assets	Bonds issued in UF	Swap BARAU - P	2,407	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Assets	Bonds issued in UF	Swap BARAU - P	2,442	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - R	(3,043)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - R	(130)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - R	(84)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Assets	Bonds issued in UF	Swap BARAU - Q	493	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Assets	Bonds issued in UF	Swap BARAU - Q	654	Cross Currency swap
Arauco Colombia S.A.	Cash flow	Exchange rate	Financial Liabilities	Forward	Forward Colombian Peso	(307)	Forward
Arauco Colombia S.A.	Cash flow	Exchange rate	Financial Liabilities	Forward	Forward Colombian Peso	(343)	Forward
Arauco Colombia S.A.	Cash flow	Exchange rate	Financial Assets	Forward	Forward Colombian Peso	9	Forward

(*)	These swaps are “forward starting swap”, whose start dates are during 2014 (check date in the description of each contract)

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the consolidated statements of financial position they are included in line items “Cash and cash equivalents” (certain components of cash and cash equivalents), “Trade and Other Current/Non-Current Receivables” and “Accounts receivable from related parties”.

Loans and receivables are measured at amortized cost using the effective interest rate method and are tested for impairment. Financial assets that are classified as loans and receivables are: cash and cash-equivalents, time deposits, repurchase agreements, trade and other current/non-current receivables, and account receivables from related parties.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

	June 2014 ThU.S.$	December 2013 ThU.S.$
Loans and Receivables	1,408,229	1,316,427
Cash and cash equivalents	517,874	555,777
Cash	184,510	155,538
Time Deposits	325,088	391,588
Financial instruments under resale agreements	8,276	8,651
Trade and other receivables	890,355	760,650
Trades and Other receivables	712,595	580,045
Other receivables	153,987	172,362
Accounts receivable from related parties	23,773	8,243

Cash and Cash Equivalents: Includes cash on hand, bank checking accounts balances and time deposits. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

The following table sets forth the cash and cash equivalents balances classified by currency as of June 30, 2014 and December 31, 2013.

	06-30-2014	12-31-2013
	ThU.S.$	ThU.S.$

Cash and Cash Equivalents	640,724	667,212
US Dollar	486,755	534,575
Euro	2,480	4,681
Other currencies	77,755	86,073
Chilean pesos	73,734	41,883

Time Deposits and Repurchase Agreements:

The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are authorized by Arauco’s Investment Policy, which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Trades and Other Receivables: These represent enforceable rights for Arauco resulting from the normal course of the business.

Other Receivables: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

The provision for doubtful accounts is presented as a deduction of trade and other receivables. The provision for doubtful accounts is established when there is objective evidence that Arauco will not receive payments under the original sale terms. Provisions are made when the customer is a party to a bankruptcy court agreement or cessation of payments, and are written-off when Arauco has exhausted all levels of recovery of debt in a reasonable time.

Accounts receivable from related parties: Represent enforceable rights for Arauco generated in the ordinary course of business, in which Arauco owns a non-controlling interest in the ownership of the counterparty.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth trade and other current/non-current receivables classified by currencies as of June 30, 2014 and December 31, 2013:

	06-30-2014	12-31-2013
	ThU.S.$	ThU.S.$
Trades and other current receivables	826,323	711,678
US Dollar	570,077	446,386
Euros	18,571	33,072
Other currencies	120,757	113,399
Chilean pesos	116,303	117,827
U.F.	615	994

Accounts receivable from related parties, current	23,773	8,243
US Dollar	—	135
Other currencies	19,681	3,654
Chilean pesos	4,092	4,454

Trade and other non-current receivables	40,259	40,729
US Dollar	36,528	35,743
Chilean pesos	3,698	3,226
U.F.	33	1,760

The following table summarizes Arauco’s categories of financial assets at the end of each reporting period:

	June 2014 ThU.S.$	December 2013 ThU.S.$
Financial Assets	1,565,423	1,475,914
Fair value through profit or loss	157,194	159,487
Mutual Funds	122,850	111,435
Hedging Assets	34,344	48,052
Loans and receivables	1,408,229	1,316,427

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Financial Liabilities Measured at Amortized Cost

Financial liabilities correspond to non-derivative financial instruments with contractual cash flow payments that can be either fixed or variable.

Also, this category includes those non-derivative financial liabilities for services or goods delivered to Arauco at the end of each reporting period that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

As the end of each reporting period, Arauco includes in this category bank borrowings, bonds issued denominated in U.S. Dollars and in UF, trade and other payables.

		June	December	June	December
		2014	2013	2014	2013
	Currency	Amortized Cost ThU.S.$		Fair Value ThU.S.$
Total Financial Liabilities		5,673,384	5,672,240	6,316,129	5,951,119
Bonds Issued	U.S. Dollar	2,186,367	2,184,294	2,360,825	2,309,763
Bonds Issued	U.F.	1,047,807	854,297	1,109,837	883,237
Bank borrowings	U.S. Dollar	1,569,580	1,784,339	1,822,552	1,759,019
Bank borrowings	Other currencies	100,637	109,715	253,922	259,505
Government Loans	U.S. Dollar	4,185	4,408	4,185	4,408
Financial Leasing	Other currencies	99,777	85,019	99,777	85,019
Financial Leasing	Chilean pesos	4,406	4,354	4,406	4,354
Financial Leasing	U.S. Dollar	18	67	18	67
Trades and Other Payables	U.S. Dollar	239,128	229,621	239,128	229,621
Trades and Other Payables	Euro	7,130	7,434	7,130	7,434
Trades and Other Payables	Other currencies	69,494	63,500	69,494	63,500
Trades and Other Payables	Chilean pesos	330,788	328,370	330,788	328,370
Trades and Other Payables	U.F.	2,413	2,416	2,413	2,416
Related party payables	U.S. Dollar	1,448	2,893	1,448	2,893
Related party payables	Chilean pesos	10,206	11,513	10,206	11,513

The financial liabilities at amortized cost presented in the consolidated statements of financial positions as of June 30, 2014 and December 31, 2013 are as follows:

	June 2014
	Current ThU.S.$	Non Current ThU.S.$	Total
Other financial liabilities	994,039	4,018,738	5,012,776
Trade and other payables	648,953	—	648,953
Related party payables	11,654	—	11,654
Total Financial Liabilities Measured at Amortized Cost	1,654,646	4,018,738	5,673,383

	December 2013
	Current ThU.S.$	Non Current ThU.S.$	Total
Other financial liabilities	893,497	4,132,996	5,026,493
Trade and other payables	630,980	361	631,341
Related party payables	14,406	—	14,406
Total Financial Liabilities Measured at Amortized Cost	1,538,883	4,133,357	5,672,240

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Financial Liabilities Measured at Fair Value

At the closing date, Arauco did not hold rate swap as financial liabilities at fair value through profit or loss.

The table below sets forth Arauco’s categories of financial liabilities at the end of each reporting period:

Financial Liabilities	June 2014 ThU.S.$	December 2013 ThU.S.$
Total Financial Liabilities	5,700,903	5,696,343
Financial liabilities at fair value through profit or loss (held for trading)	0	0
Hedging Liabilities	27,520	24,103
Financial Liabilities Measured at Amortized Cost	5,673,383	5,672,240

Cash Flow Hedges Amounts Recognized in Other Comprehensive Income

The following table sets forth the reconciliation of cash flow hedges presented in Other Comprehensive Income:

	January - June
	2014	2013
	ThU.S.$	ThU.S.$
Opening balance	(21,507)	(46,016)
Fair value gains (losses) arising during the year	(16,956)	(3,654)
Exchange differences of bonds hedged	11,573	40,646
Finance costs	5,973	3,243
Settlements during the period	8,440	(2,070)
Deferred taxes	(2,064)	(7,175)
Closing balance	(14,541)	(15,026)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Effect in Profit or Loss

The following table sets forth the net gains/losses and impairment losses recognized in the statement of income on financial instruments:

		Net Gain (loss)		Impairment
	Financial Instrument	06-30-2014 ThU.S.$	06-30-2013 ThU.S.$	06-30-2014 ThU.S.$	06-30-2013 ThU.S.$
Assets
Financial assets measure at fair value through profit or loss	Swap	(408)	745
	Forward	(948)	2,297
	Mutual Funds	116	518
	Total	(1,240)	3,560	—	—

Loans and Receivables	Fix terms deposits	5,040	3,588
	Repurchased agreements	875	673
	Trades and Other receivables	—	—	156	1,339
	Total	5,915	4,261	156	1,339

Hedges Instruments	Cash flow swap	(5,973)	(2,070)
	Total	(5,973)	(2,070)

Liabilities
At amortized cost	Bank loans	(12,359)	(10,899)
	Bond issued obligations	(88,361)	(90,194)
	Total	(100,720)	(101,093)	—	—

Fair Value Hierarchy of Financial Assets and Liabilities

The assets and liabilities measured at fair value in the consolidated statements of financial position as of June 30, 2014, have been measured based on the valuation methodologies provided in IAS 39. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

•	Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities.

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

Thousands of dollars	Fair Value June 2014	Fair value hierarchy levels
		Level 1	Level 2	Level 3
Financial assets measured at fair value
Hedging instruments	34,344	—	34,344	—
Foreign exchange forwards	—	—	—	—
Mutual Funds	122,850	122,850	—	—
Financial liabilities measured at fair value
Hedging instruments	27,159	—	27,159	—
Foreign exchange forwards	361	—	361	—

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

To value Level 2 instruments, primarily related to foreign currency swaps, the present value of the future cash flows calculated, in this case being the future cash of UF and U.S. Dollars. To discount the future cash flows, the zero coupon discount rate for UF and U.S. is utilized. In each case, price quotes from Bloomberg are used.

Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long term;

b)	Ensuring funding for new investments to achieve sustainable growth over time;

c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and

d)	Maximizing the Company’s value and providing an adequate return to shareholders.

Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings and bonds issued).

Quantitative Information on Capital Management

The following table sets forth the financial covenants that the Company has to comply with as part of the terms of certain of its obligations:

			Coverage Ratio equal to or greater than 2.0 times	Debt to equity ratio(1) <= 1,2	Debt Total
Instrumento	06/30/2014 Th.U.S.$	12/31/2013 Th.U.S.$
Domestic bonds	1,047,807	854,297	N/R	✓	N/R
Bilateral BBVA Bank Loan	60,142	75,186	✓	✓	N/R
Crédito Bilateral Scotiabank	199,775	199,398	✓	✓	N/R
Others credits	967,447	1,176,869	No se exigen resguardos
Foreing bonds	2,186,367	2,184,294	No se exigen resguardos
Commited line	0	0	✓	✓	✓
Flakeboard credit with Arauco warranty	149,475	149,286	✓	✓	✓
Syndicate Loan	297,562	297,723	✓	✓	N/R

N/R: Not required for the financial obligation

(1)	Debt to equity ratio (financial debt divided by equity plus non-controlling interests)
(2)	Debt to total assets ratio (financial debt divided by total assets)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

As of June 30, 2014 and December 31, 2013, Arauco has complied with all of its financial covenants.

The following table sets forth the credit ratings of our debt instruments as of June 30, 2014, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	—	AA -	—	AA -
Foreign bonds	BBB -	BBB	Baa3	—

Capitalization requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt arrangements. The Company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions, and based on opportunities that may arise to improve the Company’s level of liquidity.

The capitalization of Arauco as of June 30, 2014 and December 31, 2013 is as follows:

Thousands of dollars	06-30-2014	12-31-2013
Equity	7,259,924	7,044,540
Bank borrowings	1,674,401	1,898,462
Financial leasing	104,201	89,440
Bonds issued	3,234,173	3,038,591

Capital	12,272,699	12,071,033

The nature of external capital requirements is determined by the obligation to maintain certain financial ratios that ensure payment compliance with bank borrowings or bonds issued, which provide guidelines on the capital ranges required for compliance with these requirements. Arauco has fulfilled all its external requirements.

Risk Management

Arauco’s financial instruments are exposed to various financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks). Arauco’s overall risk management program focuses on uncertainty in financial markets and aims to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Finance Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units.

Credit Risk

Description

Credit risk refers to financial uncertainty at different periods of time relating to the fulfillment of obligations with counterparties, at the time of exercising the contract rights to receive cash or other financial assets on behalf of Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Credit Risk Exposure and How This Risk Arises

Arauco’s exposure to credit risk is directly related to each of its customer’s individual abilities to fulfill their contractual commitments, reflected in trade receivables. Furthermore, credit risk also arises for time deposits, repurchase agreements and mutual funds.

As a policy for its trade receivables, Arauco entered into insurance policies for open account sales. The insurance policies are used to cover export sales from Arauco, Aserraderos Arauco S.A., Paneles Arauco S.A., Forestal Arauco S.A., and Alto Paraná S.A. as well as domestic sales of Arauco Distribución S.A., Arauco México S.A. de C.V., Arauco Wood Inc., Arauco Colombia S.A., Arauco Perú S.A., Arauco Panels USA LLC, Flakeboard Co Ltd., Flakeboard America Ltd. and Alto Paraná S.A. (and subsidiaries). Arauco contracts its insurance policies with Continental Credit Insurance Company (rated AA- by credit agencies as Humphreys and Fitch Ratings on April 4, 2012). Until November 30, 2012, Arauco do Brasil (and subsidiaries) insured its domestic credit sales with Euler Hermes Insurance Company. Beginning on December 1, 2012, all insurance policies for credit sales in the Arauco Group were insured with the Continental Credit Insurance Company. The insurance policies cover 90% of the amount invoiced with no deductible.

In order to secure a credit line or an advanced payment to a supplier approved by the Credit Committee, Arauco gives several types of guarantees, such as mortgages, pledges, standby letters of credit, certificates of deposit, checks, promissory notes, mutual loans or any other guarantee that may be requested pursuant to each country’s legislation. The procedure to issue a guarantee is established in the Arauco’s Guarantee Policy, which has the purpose of controlling the accounting, maturity and valuation of such guarantees.

As of June 2014, the total amount of guarantees given was US$136 million which is summarized in the following table. The procedure of guarantees is regulated by the Politics of Arauco’s Guarantees which aims to control the accounting, the maturity and the valuation of these.

Guarantees Arauco Group
Guarantees Debtors		107,186,754	79%
	Certificate of deposits	6,754,541	6%
	Standby	24,572,000	23%
	Promissory notes	52,212,093	49%
	Finance	10,007,189	9%
	Mortgage	6,403,087	6%
	Pledge	1,837,844	2%
	Promissory notes	5,400,000	5%
Guarantees Creditors		28,522,498	21%
	Certificate of deposits	18,479,629	65%
	Standby	3,552,321	12%
	Promissory notes	2,200,972	8%
	Mortgage	3,400,955	12%
	Pledge	854,641	3%
	Term deposit	33,979	0.12%

Total Guarantees		135,709,251	100%

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

At the end of each reporting period, the Company’s maximum credit risk exposure is limited to the carrying amount of the recognized trade receivables less the amounts receivable insured by credit insurance companies and the guarantees received by Arauco.

As of June 30, 2014, Arauco’s consolidated revenues from sales were ThU.S.$2,599,259 of which 62.89% correspond to credit sales, 27.87% to sales with letters of credit, and 9.24% to other classes of sales.

As of June 30, 2014, of the trade receivables balance of ThU.S.$717,453 that had agreed term of sales, 58.97% corresponded to credit sales, 37.77% to sales with letters of credit and 3.26% to other classes of sales, distributed among 1,928 customers. The customer with the largest open account outstanding did not exceed 5.12% of total.

Arauco has not entered into any refinancing or renegotiations with its customers which involve amendments to the invoice due, and if necessary, any renegotiation of debt with a customer will be analyzed on a case by case basis and approved by the Corporate Finance Department.

The receivables covered by credit insurance and collateral were 95.7%. Therefore, Arauco’s credit risk exposure of its portfolio is 4.3%.

Secured Open Account Receivables
	Th.U.S	%
Total open account receivables	411,474	100.0
Secured receivables	393,781	95.7
Unsecured receivables	17,693	4.3

(*)	Secured receivables are defined as the amount of trade receivables that are covered by credit insurance or collateral such as: stand-by letter of credits, mortgage or certificates of deposit, among others.

Accounts exposed to this type of risk are: trade receivable, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

	June 2014 Th.U.S.$	December 2013 Th.U.S.$
Current Receivables

Trades receivables	708,872	577,868
Financial lease receivables	545	969
Other Debtors	116,906	132,841
Net subtotal	826,323	711,678

Trades receivables	717,453	586,506
Financial lease receivables	545	969
Other Debtors	124,008	140,042
Gross subtotal	842,007	727,517

Provision for doubtful trade receivables	8,581	8,638
Provision for doubtful lease receivables	0	0
Provision for doubtful other debtors	7,102	7,201
Subtotal Bad Debt	15,684	15,839

Non Current Receivables

Trades receivables	3,145	1,078
Financial lease receivables	33	130
Other Debtors	37,081	39,521
Net Subtotal	40,259	40,729

Trades receivables	3,145	1,078
Financial lease receivables	33	130
Other Debtors	37,081	39,521
Gross subtotal	40,259	40,729

Provision for doubtful trade receivables	—	—
Provision for doubtful lease receivables	—	—
Provision for doubtful other debtors	—	—
Subtotal Bad Debt	—	—

The following table sets forth the reconciliation of changes in the allowance for doubtful accounts as of June 30, 2014 and December 31, 2013:

	06-30-2014	12-31-2013
	Th.U.S.$	Th.U.S.$
Opening balance	8,637	12,972
Impairment losses recognized on receivables	64	102
Increase (decrease) of foreign exchange translation	—	0
Reversal of impairment losses	(120)	(4,436)
Closing balance	8,581	8,638

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Department, which reports to the Financial Department, is responsible for minimizing receivables credit risk and supervising past due accounts. It is also responsible for the approval or rejection of credit limits for all sales. The standards and procedures governing the control and risk management of credit sales are set forth, in the Company’s Credit Policy.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

For customer credit line approval and/or modification, all Arauco group companies must follow an established procedure. All Credit requests are entered into a Credit Evaluation model (EVARIE) where all available information is analyzed, including the credit line given by the credit insurance company. Subsequently, credit requests are approved or rejected by the internal committee of each company within the Arauco group considering the maximum amount authorized by the Credit Policy Department. If the credit line exceeds the maximum established amount, it is subsequently analyzed by the Corporate Committee. Credit lines are renewed on a yearly basis.

Sales with letters of credit are mainly to Asia and the Middle East. Credit assessments of the issuing banks are performed periodically, in order to obtain domestic and international credit ratings made by the principal credit rating agencies, and of their financial position over the past five years. Depending on this evaluation, it is decided whether the issuing bank is approved or confirmation of the letter of credit is requested.

All sales are controlled by a credit verification system that has set parameters to block orders from customers who have accumulated past due amounts of a defined percentage of the debt and/or customers who at the time of product delivery have exceeded their credit limit or whose credit limit has expired.

Of total trade receivables as of June 30, 2014, 90.61% are current (i.e. non-past due), 8.43% are between 1 and 30 days past due, 0.18% are between 30 and 60 days past due, 0.02% are between 180 and 210 days past due, 0.01% are between 210 and 250 days past due, and 1.06% are more than 250 days past due.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

June 30, 2014

	Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
MUS$	660,478	28,477	4,444	675	306	672	152	661	220	21,369	717,453
%	92.06%	3.97%	0.62%	0.09%	0.04%	0.09%	0.02%	0.09%	0.03%	2.98%	100.00%

	Financial Deterioration in sections
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
MUS$	-12	-3	0	10	-51	2	-1	5	-1	-8,530	-8,581
%	0.14%	0.03%	0.00%	-0.12%	0.60%	-0.03%	0.01%	-0.06%	0.02%	99.40%	100.00%

December 31, 2013

	Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThUS$	513,393	63,458	630	1,278	392	—	257	—	90	7,008	586,506
%	87.53%	10.82%	0.11%	0.22%	0.07%	0.00%	0.04%	0.00%	0.02%	1.19%	100.00%

	Financial deterioration in sections
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThUS$	5	0	-9	8	1	15	-55	211	-34	-8,780	-8,638
%	-0.06%	0.00%	0.11%	-0.09%	-0.0074%	-0.17%	0.64%	-2.44%	0.39%	101.63%	100.00%

Arauco has recognized provisions for doubtful accounts on trade receivables for a total of ThUS$7,6 over the last five years which represents 0.37% of total revenues from sales during that five-year period.

Provisions for doubtful accounts of trade receivables as a percentage of total revenues from sales
	2014	2013	2012	2011	2010	Last 5 years
Percentage of impairment losses	0.02%	0.009%	0.01%	0.15%	0.01%	0.041%

The amount recovered through possession of collateral, credit insurance reimbursements or any other credit enhancement during the year 2014 was ThU.S.$751, which represents 43.69% of the total provisioned assets.

Explanation of any changes to risk exposure or changes in objectives, processes and policies regarding previous years’ risk management

In March 2009, Arauco implemented a Guarantee Policy in order to control accounting, valuation and expiration dates of collaterals received.

In May 2013, Arauco updated its Corporate Credit Policy.

Regarding the credit risk of time deposits, repurchase agreements and mutual funds, Arauco has in place a policy that minimizes the risk through guidelines for management of cash flow surpluses in low-risk institutions.

Currently there is a policy for provisions for doubtful accounts receivable under IFRS for all the Arauco group companies.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Investment Policy:

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities that Arauco and its subsidiaries are authorized to invest in.

The company’s Treasury Department is centralized with operations in Chile. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long term debt subscriptions. Exceptions to this rule are specific investments made through other companies where authorization is required from the Chief Financial Officer.

For financial instruments, the only permitted investments are fixed income investments and instruments with adequate liquidity. Each instrument has defined classifications and limits, depending on duration and type of issuer.

Regarding intermediaries (such as banks, securities brokers and broker/dealers of mutual funds), a scoring methodology is used to determining the relative degree of risk of each intermediary based on their financial position and assigning score points that result in a credit risk rating to each intermediary. Arauco uses this scoring system to determine its investment limits for each intermediary.

The required information to evaluate the various criteria are obtained from published financial statements from the banks under evaluation and from the credit risk ratings of short and long term debt securities obtained from rating agencies authorized by the Superintendency of Banks and Financial Institutions (Fitch Ratings Chile, Humphreys and Feller Rate).

The criteria evaluated are: Capital and Reserves, Current Ratio, Return on equity, Net Income to Operating income Ratio, Debt to Equity Ratio and the Credit Risk rating of each entity.

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Liquidity Risk

Description

This risk corresponds to Arauco’s ability to fulfill its financial obligations upon maturity.

Explanation of Liquidity Risk Exposure and How This Risk Arises

Arauco’s exposure to liquidity risk is mainly from its obligations to bondholders, banks and financial institutions, creditors and other payables. Liquidity risk may arise if Arauco is unable to meet the net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Financial Management Department monitors on an ongoing basis the Company’s cash flow forecasts based on short and long term forecasts and available financing alternatives. In order to manage the risk level of financial assets, Arauco follows its investment policy.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of March 31, 2014 and December 31, 2013. The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities:

June 30, 2014:

				Maturity							Total
Tax ID	Name	Currency	Name - country Loans with banks	0 to 1 month Th.U.S.$	1 to 3 months Th.U.S.$	3 to 12 months Th.U.S.$	1 to 3 years Th.U.S.$	3 to 5 years Th.U.S.$	5 to 7 years Th.U.S.$	More than 7 years Th.U.S.$	Current Th.U.S.$	Non Current Th.U.S.$	Type Amortization	Effective rate %	Nominal Rate
—	Flakeboard Company Limited	U.S. Dollar	J.P.Morgan - Estados Unidos	—	—	467	123,557	30,220	—	—	467	153,777	maturity	Libor + 1,35%	Libor + 1,35%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA - Estados Unidos	—	15,142	15,000	30,000	—	—	—	30,142	30,000	(i) semmiannual; (k) semmiannual from 2011	Libor 6 months + 0,2%	Libor 6 months + 0,2%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Bancoestado NY	—	9,085	9,000	18,309	—	—	—	18,085	18,309	(i) semmiannual; (k) semmiannual from 2011	Libor 6 months + 0,2%	Libor 6 months + 0,2%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Santander - Chile	—	—	100,286	—	—	—	—	100,286	—	maturity	0.70%	0.70%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank - Chile	—	—	199,775	—	—	—	—	199,775	—	maturity	1.69%	1.69%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank - Chile	—	—	34	300,685		—	—	34	300,685	maturity	1.42%	1.42%
—	Alto Parana S.A.	U.S. Dollar	Banco BBVA - Argentina	—	—	3,519	—	—	—	—	3,519	—	maturity	26.25%	26.25%
—	Alto Parana S.A.	U.S. Dollar	Banco BBVA - Argentina	—	5,024	—	—	—	—	—	5,024	—	maturity	3.25%	3.25%
—	Alto Parana S.A.	Argentine pesos	Banco Macro - Argentina	—	—	79	—	192	—	—	79	192	maturity	15.25%	15.25%
—	Alto Parana S.A.	Argentine pesos	Banco Galicia - Argentina	—	—	329	656	—	—	—	329	656	maturity	15.25%	15.25%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank		126		5,537	5,566	5,573	8,398	126	25,074	maturity	Libor + 1,80%	Libor + 1,80%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	—	2,194	—	2,029	2,058	2,065	11,483	2,194	17,635	maturity	Libor + 2,05%	Libor + 2,05%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Finnish Export Credit	—	26,245	19,692	133,374	124,669	115,859	107,262	45,937	481,164	semmiannual	3.20%	3.20%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Interamerican Development bank	—	4,710	4,021	28,626	26,956	25,195	29,014	8,731	109,791	semmiannual	Libor + 2,05%	Libor + 2,05%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Interamerican Development bank		633		27,149	53,445	38,881	—	633	119,474	semmiannual	Libor + 1,80%	Libor + 1,80%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Dnb Nor Bank	—	336	—	—	—	—	—	336	—	maturity	Libor + 2,05%	Libor + 2,05%
—	Eufores S.A.	U.S. Dollar	Banco BBVA - Uruguay	9,109	—	3,015	—	—	—	—	12,124	—	maturity	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	11,164	11,579	12,543	—	—	—	—	35,286	—	maturity	Libor + 1,75%	Libor + 1,75%
—	Eufores S.A.	U.S. Dollar	Citibank	—	—	2,510	—	—	—	—	2,510	—	maturity	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco HSBC - Uruguay	1,201	—	—	—	—	—	—	1,201	—	maturity	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco Itau - Uruguay	5,056	—	5,002	—	—	—	—	10,058	—	maturity	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Heritage	—	1,356	—	—	—	—	—	1,356	—	maturity	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco Santander	—	—	20,090			—	—	20,090	—	maturity	Libor + 2,00%	Libor + 2,00%
—	Arauco Do Brasil S.A.	Real	Banco ABC	39	—	—	2	94	—	—	39	96	maturity	2.50%	2.50%
—	Arauco Do Brasil S.A.	Real	Banco Alfa - Brasil	9	—	—	—	—	—	—	9	—	monthly	6.80%	6.80%
—	Arauco Do Brasil S.A.	Real	Banco Bradesco	146	—	—	51	—	—	—	146	51	maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco Bradesco	1,516	3,234	956	—	—	—	—	5,706	—	maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	169	—	—	331	—	—	—	169	331	maturity	8.70%	8.70%
—	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	—	—	—	—	—	—	—	—	—	maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco HSBC - Brasil	45	—	—	23	—	—	—	45	23	maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco HSBC - Brasil	—	152		13,807	—	—	—	152	13,807	maturity	8.00%	8.00%
—	Arauco Do Brasil S.A.	Real	Banco Itau - Brasil	57	—	—	8	—	—	—	57	8	monthly	4.50%	4.50%
—	Arauco Do Brasil S.A.	Real	Banco Itau - Brasil	31	—	—	24	—	—	—	31	24	maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco Itau - Brasil	237	—	—	235	—	—	—	237	235	maturity	8.70%	8.70%
—	Arauco Do Brasil S.A.	Real	Banco Itau - Brasil	69	—	—	69	—	—	—	69	69	maturity	8.70%	8.70%
—	Arauco Do Brasil S.A.	Real	Banco Santander	—	200		23,011				200	23,011	maturity	8.00%	8.00%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	61	—	—	77	—	—	—	61	77	maturity	8.70%	8.70%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	75	—	—	47	173	—	—	75	220	maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Fundo de Desenvolvimiento Econom. - Brasil	61	—	—	102	—	—	—	61	102	monthly	0%	0%
—	Arauco Florestal Arapoti S.A.	Real	Banco Itau	15	—	—	24	40	—	—	15	64	maturity	2.50%	2.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Itau	2	62	—	82	249	—	—	64	331	maturity	3.50%	3.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Itau	9	—	—	3	33	—	—	9	36	maturity	3.50%	3.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Bradesco	—	—	7,415	—	—	—	—	7,415	—	maturity	5.50%	5.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Bradesco	—	—	4,740	—	—	—	—	4,740	—	maturity	5.50%	5.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Bradesco	—	—	1,720	—	—	—	—	1,720	—	maturity	5.50%	5.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Safra		1	97		486	—	—	98	486	maturity	0.60%	0.60%
—	Arauco Forest Brasil S.A.	Real	Banco Bradesco	—	—	13,854	—	—	—	—	13,854	—	maturity	5.50%	5.50%
—	Arauco Forest Brasil S.A.	Real	Banco Bradesco	2	—	—	—	18	—	—	2	18	maturity	3.50%	3.50%
—	Arauco Forest Brasil S.A.	Real	Banco Bradesco	14				280	—	—	14	280	maturity	6.00%	6.00%
—	Arauco Forest Brasil S.A.	Real	Banco Itau -Brasil	260	—	—	65	61	—	—	260	126	maturity	4.70%	4.70%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim - Brasil	54	—	—	616	144	3,025	—	54	3,785	monthly	8.80%	8.80%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brasil	6	—	—	—	—	403	—	6	403	maturity	3.30%	3.30%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito A	—	2	—	103	103	103	667	2	976	maturity	7.91%	7.91%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito B	—	1	—	73	73	73	409	1	627	maturity	8.91%	8.91%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Bndes Subcrédito C	4	—	—	35	35	35	316	4	422	maturity	6.55%	6.55%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito D	—	1	—	96	96	96	465	1	752	maturity	10.11%	10.11%
—	Arauco Forest Brasil S.A.	Real	Banco John Deere	368	—	—	699	—	—	—	368	699	maturity	6.00%	6.00%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito E-I	—	27	—	1,890	1,890	10,695	—	27	14,475	maturity	7.91%	7.91%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito F-J	—	18	—	1,283	1,283	6,567	—	18	9,132	maturity	8.91%	8.91%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollar	Bndes Subcrédito G-K	58	—	—	610	610	4,683	—	58	5,902	maturity	6.55%	6.55%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito H-L	—	22	—	1,623	1,623	7,495	—	22	10,741	maturity	10.11%	10.11%

			Total	29,837	80,150	424,143	714,909	250,395	220,748	158,013	534,129	1,344,065

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

				Maturity							Total
Tax ID	Name	Currency	Name - country bonds	0 to 1 month Th.U.S.$	1 to 3 months Th.U.S.$	3 to 12 months Th.U.S.$	1 to 3 years Th.U.S.$	3 to 5 years Th.U.S.$	5 to 7 years Th.U.S.$	More than 7 years Th.U.S.$	Current Th.U.S.$	Non Current Th.U.S.$	Type Amortization	Effective rate %	Nominal Rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-E	—	—	7,217	—	—	—		7,217	—	(i) semmiannual; (k) maturity	4.02%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	—	—	2,132	25,592	25,592	22,684	337,232	2,132	411,100	(i) semmiannual; (k) maturity	4.24%	4.25%
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	—	2,335	—	19,618	19,618	231,889	—	2,335	271,125	(i) semmiannual; (k) maturity	3.23%	3.22%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-P	—	—	1,076	17,215	17,215	17,215	267,945	1,076	319,591	(i) semmiannual; (k) maturity	3.96%	3.96%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-Q	—	—	647	5,177	4,206	89,519		647	98,902	(i) semmiannual; (k) maturity	2.98%	2.98%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-R	—	—	1,940	15,509	15,509	15,509	324,760	1,940	371,286	(i) semmiannual; (k) maturity	3.58%	3.57%
—	Alto Paraná S.A.	U.S. Dollar	Bono 144 A - Argentina	—	—	1,004	302,908	—	—	—	1,004	302,908	(i) semmiannual; (k) maturity	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	15,205	—	—	72,500	72,500	514,202	—	15,205	659,202	(i) semmiannual; (k) maturity	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2a Emisión	—	—	2,734	18,750	129,469	—	—	2,734	148,219	(i) semmiannual; (k) maturity	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 6a Emisión	—	—	373,548	—	—	—	—	373,548	—	(i) semmiannual; (k) maturity	5.64%	5.63%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	8,889	—	—	40,000	40,000	434,883	—	8,889	514,883	(i) semmiannual; (k) maturity	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	11,215	—	—	47,500	47,500	47,500	513,298	11,215	655,798	(i) semmiannual; (k) maturity	4.77%	4.75%

			Total	35,309	2,335	390,298	564,770	371,609	1,373,401	1,443,234	427,942	3,753,014

				Maturity							Total
Tax ID	Name	Currency	Name - country Others loans	0 to 1 month Th.U.S.$	1 to 3 months Th.U.S.$	3 to 12 months Th.U.S.$	1 to 3 years Th.U.S.$	3 to 5 years Th.U.S.$	5 to 7 years Th.U.S.$	More than 7 years Th.U.S.$	Current Th.U.S.$	Non Current Th.U.S.$	Type Amortization	Effective rate %	Nominal Rate
—	Flakeboard Company Limited	U.S. Dollar	Business New Brunswick	—	—	—	4,029	—	—	—	—	4,029	maturity	4.70%	4.70%
—	Flakeboard Company Limited	U.S. Dollar	Fednor (industry Canada)	—	—	16		—	—	—	16	—	maturity	0.00%	0.00%
—	Flakeboard Company Limited	U.S. Dollar	SSM EDC	—	—	117	23	—	—	—	117	23	maturity	1.80%	1.80%

			Total	0	0	133	4,052	0	0	0	133	4,052

				Maturity							Total
Tax ID	Name	Currency	Name - country Finance leasing	0 to 1 month Th.U.S.$	1 to 3 months Th.U.S.$	3 to 12 months Th.U.S.$	1 to 3 years Th.U.S.$	3 to 5 years Th.U.S.$	5 to 7 years Th.U.S.$	More than 7 years Th.U.S.$	Current Th.U.S.$	Non Current Th.U.S.$	Type Amortization	Effective rate %	Nominal Rate
85.805.200-9	Forestal Arauco S.A.	UF	Banco Santander	491	627	2,798	5,241	417	—	—	3,916	5,658	monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco Scotiabank	350	701	3,154	8,409	5,367	—	—	4,205	13,776	monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco Estado	9	18	79	211	70	—	—	106	281	monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco de Chile	1,430	2,280	10,146	21,919	7,344	—	—	13,856	29,263	monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco BBVA	617	1,233	6,692	16,139	4,035	—	—	8,542	20,174	monthly	—	—
85.805.200-9	Forestal Celco S.A.	Chilean pesos	Banco Santander	82	160	700	1,818	1,075	—	—	942	2,893	monthly	—	—
85.805.200-9	Forestal Celco S.A.	Chilean pesos	Banco Chile	21	42	187	265	56	—	—	250	321	monthly	—	—
—	Flakeboard Company Limited	U.S. Dollar	Automotive Leases	—	—	18	—	—	—	—	18	0

			Total	3,000	5,061	23,774	54,002	18,364	0	0	31,835	72,366

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2013:

				Maturity							Total
Tax ID	Name	Currency	Name - Country Loans with banks	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 years ThU.S.$	3 to 5 years ThU.S.$	5 to 7 years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortization	Effective Rate %	Nominal Rate
—	Flakeboard Company Limited	U.S. Dollar	J.P.Morgan - Estados Unidos	—	—	433	94,304	60,649	—	—	433	154,953	Maturity	—	Libor +1,35%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA - Estados Unidos	—	15,186	15,000	45,541	—	—	—	30,186	45,541	(i) semiannual; (k) semiannualy from 2011	—	Libor 6 months + 0,2%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Bancoestado NY	—	9,111	9,000	27,000	—	—	—	18,111	27,000	(i) semiannual; (k) semiannualy from 2011	—	Libor 6 months + 0,2%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Santander - Chile	50,153	—	—	—	—	—	—	50,153	—	Maturity	—	0.58%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Santander - Chile	—	—	50,013	—	—	—	—	50,013	—	Maturity	—	0.43%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Santander - Chile	—	50,051	—	—	—	—	—	50,051	—	Maturity	—	0.37%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank - Chile	—	—	199,398	—	—	—	—	199,398	—	Maturity	—	1.69%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank - Chile	—	—	45	302,148		—	—	45	302,148	Maturity	—	1.42%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	30,004	—	—	—		—	—	30,004	—	Maturity	—	0.19%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Bancoestado	—	—	40,013	—		—	—	40,013	—	Maturity	—	0.51%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank - Chile	—	—	40,009	—		—	—	40,009	—	Maturity	—	0.41%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Santander - Chile	—	30,005	—	—		—	—	30,005	—	Maturity	—	0.29%
—	Alto Parana S.A.	Argentine pesos	Banco Macro - Argentina	—	4,757	—	—	—	—	—	4,757	—	Maturity	—	25.75%
—	Alto Parana S.A.	Argentine pesos	Banco BBVA - Argentina	125	6,134	—	—	—	—	—	6,259	—	Maturity	—	26.25%
—	Alto Parana S.A.	Argentine pesos	Banco Santander	3,217	—	—	—	—	—	—	3,217	—	Maturity	—	24.75%
—	Alto Parana S.A.	Argentine pesos	Banco Galicia - Argentina	48	3,067	—	—	—	—	—	3,115	—	Maturity	—	26.00%
—	Alto Parana S.A.	Argentine pesos	Banco BBVA - Argentina	4,696	—	—	—	—	—	—	4,696	—	Maturity	—	23.00%
—	Alto Parana S.A.	Argentine pesos	Banco BBVA - Argentina	72	6,134	—	—	—	—	—	6,206	—	Maturity	—	19.40%
—	Alto Parana S.A.	Argentine pesos	Banco Macro - Argentina	2	—	95	—	288	—	—	97	288	Maturity	—	15.25%
—	Alto Parana S.A.	Argentine pesos	Banco Galicia - Argentina	—	—	409	818	—	—	—	409	818	Maturity	—	15.25%
—	Forestar Cono Sur S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	—	5,037	—	—	—	—		5,037	—	Maturity	—	Libor + 1,75%
—	Zona Franca Punta Pereira S.A.	U.S. Dollar	Interamerican Development Bank	—	1,288	—	—	—	—	18,780	1,288	18,780	Maturity	—	Libor + 2,05%
—	Zona Franca Punta Pereira S.A.	U.S. Dollar	Interamerican Development Bank	—	—	—	—	—	24,935	—	—	24,935	Maturity	—	Libor + 1,80%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Finnish Export Credit	—	24,906	20,852	137,880	128,615	117,230	130,526	45,758	514,250	semiannual	—	3.20%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Interamerican Development bank	—	3,199	1,970	27,841	27,326	25,487	34,786	5,169	115,440	semiannual	—	Libor + 2,05%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Dnb Nor Bank	—	325	—	—	—	—	—	325	—	Maturity	—	Libor + 2,05%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Interamerican Development bank	—	—	—	13,840	53,619	52,522	—	—	119,980	semiannual	—	Libor + 1,80%
—	Eufores S.A.	U.S. Dollar	Banco BBVA - Uruguay	—		12,047	—	—	—	—	12,047	—	Maturity	—	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	—	61	20,065	—	—	—	—	20,126	—	Maturity	—	Libor + 1,75%
—	Eufores S.A.	U.S. Dollar	Citibank	—	—	2,506	—	—	—	—	2,506	—	Maturity	—	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco HSBC - Uruguay	1,201	—	—	—	—	—	—	1,201	—	Maturity	—	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco Itau - Uruguay	55	—	10,005	—	—	—	—	10,060	—	Maturity	—	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	lloyds Bank	—	1,358	—	—	—	—	—	1,358	—	Maturity	—	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco Santander	—	—	20,090	—		—	—	20,090		Maturity	—	Libor + 2,00%
—	Arauco Do Brasil S.A.	Real	Banco ABC	37	—	—	3	107	—	—	37	110	Maturity	—	2.50%
—	Arauco Do Brasil S.A.	Real	Banco Alfa - Brasil	59	—	—	—	—	—	—	59	—	Monthly	—	6.80%
—	Arauco Do Brasil S.A.	Real	Banco Bradesco	137	—	—	120	—	—	—	137	120	Maturity	—	5.50%
—	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	160	—	—	417	—	—	—	160	417	Maturity	—	8.70%
—	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	6,683	—	—	—	—	—	—	6,683	—	Maturity	—	5.50%
—	Arauco Do Brasil S.A.	Real	Banco HSBC - Brasil	42	—	—	44	—	—	—	42	44	Maturity	—	5.50%
—	Arauco Do Brasil S.A.	Real	Banco HSBC - Brasil	—	135		13,303	—	—	—	135	13,303	Maturity		8.00%
—	Arauco Do Brasil S.A.	Real	Banco Itau - Brasil	54	—	—	33	—	—	—	54	33	Monthly	—	4.50%
—	Arauco Do Brasil S.A.	Real	Banco Itau - Brasil	29	—	—	39	—	—	—	29	39	Maturity	—	5.50%
—	Arauco Do Brasil S.A.	Real	Banco Itau - Brasil	223	—	—	447	—	—	—	223	447	Maturity	—	8.70%
—	Arauco Do Brasil S.A.	Real	Banco Itau - Brasil	65	—	—	129	—	—	—	65	129	Maturity	—	8.70%
—	Arauco Do Brasil S.A.	Real	Banco Itau - Brasil	2,036	—	—	—	—	—	—	2,036	—	Maturity	—	5.50%
—	Arauco Do Brasil S.A.	Real	Banco Santander	—	188		22,172	—	—	—	188	22,172	Maturity	—	8.00%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	57	—	—	109	—	—	—	57	109	Maturity	—	8.70%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	71	—	—	29	200	—	—	71	229	Maturity	—	5.50%
—	Arauco Do Brasil S.A.	Real	Fundo de Desenvolvimiento Econom. - Brasil	58	—	—	—	121	—	—	58	121	Monthly	—	0%
—	Arauco Florestal Arapoti S.A.	Real	Banco Itau	14	—	—	3	44	—	—	14	47	Maturity	—	2.50%
—	Arauco Forest Brasil S.A.	Real	Banco Bradesco	—	—	9,332	—	—	—	—	9,332	—	Maturity	—	5.50%
—	Arauco Forest Brasil S.A.	Real	Banco HSBC - Brasil	—	1,334	—	—	—	—	—	1,334	—	Maturity	—	5.50%
—	Arauco Forest Brasil S.A.	Real	Banco Itau - Brasil	246	—	—	247	—	—	—	246	247	Maturity	—	4.50%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim - Brasil	52	—	—	651	274	2,844	—	52	3,769	Monthly	—	8.80%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brasil	6	—	—	25	6	403	—	6	433	Maturity	—	3.30%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito A	—	2	—	—	—	—	555	2	555	Maturity	—	7.91%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito B	—	1	—	—	—	—	333	1	333	Maturity	—	8.91%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Bndes Subcrédito C	4	—	—	—	—	—	289	4	289	Maturity	—	6.55%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito D	—	1	—	—	—	—	369	1	369	Maturity	—	10.11%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito E-I	—	27	—	2,168	2,168	10,448	—	27	14,784	Maturity	—	7.91%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito F-J	—	18	—	1,465	1,465	6,433	—	18	9,363	Maturity	—	8.91%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollar	Bndes Subcrédito G-K	58	—	—	694	694	4,767	—	58	6,156	Maturity	—	6.55%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito H-L	—	21	—	1,847	1,847	7,368	—	21	11,062	Maturity	—	10.11%

			Total	99,664	162,346	451,282	693,315	277,423	252,437	185,638	713,292	1,408,812

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

				Maturity							Total
Tax ID	Name	Currency	Name - Country Bonds Obligation	0 to 1 month ThU.S.	1 to 3 months ThU.S.	3 to 12 months ThU.S.	1 to 3 years ThU.S.	3 to 5 years ThU.S.	5 to 7 years ThU.S.	More than 7 years ThU.S.	Current ThU.S.	Non Current ThU.S.	Type of Amortization	Effective Rate %	Nominal Rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-E	—	—	14,756	—	—	—		14,756	—	(i) semiannual; (k) Maturity	4.02%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	—	—	2,180	26,165	26,165	24,381	349,987	2,180	426,700	(i) semiannual; (k) Maturity	4.24%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-H	88,717	663	—	—	—	—	—	89,380	—	(i) semiannual; (k) Maturity	2.40%	2.25%
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	—	2,387	—	20,058	20,058	242,063	—	2,387	282,178	(i) semiannual; (k) Maturity	3.23%	3.22%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-P		—	1,125	17,601	17,601	17,601	278,324	1,125	331,126	(i) semiannual; (k) Maturity	3.96%	3.96%
—	Alto Paraná S.A.	U.S. Dollar	Bono 144 A - Argentina	—	—	1,004	34,425	276,829	—	—	1,004	311,254	(i) semiannual; (k) Maturity	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	15,205	—	—	72,500	72,500	531,942	—	15,205	676,942	(i) semiannual; (k) Maturity	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2a Emisión	—	2,734	—	18,750	134,122	—	—	2,734	152,872	(i) semiannual; (k) Maturity	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 5a Emisión	—	—	—	—	—	—	—	—	—	(i) semiannual; (k) Maturity	5.14%	5.13%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 6a Emisión	—	—	4,047	379,608	—	—	—	4,047	379,608	(i) semiannual; (k) Maturity	5.64%	5.63%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	8,889	—	—	40,000	40,000	40,000	404,475	8,889	524,475	(i) semiannual; (k) Maturity	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	11,215	—	—	47,500	47,500	47,500	524,486	11,215	666,986	(i) semiannual; (k) Maturity	4.77%	4.75%

			Total	124,026	5,784	23,112	656,607	634,775	903,487	1,557,272	152,922	3,752,141

				Maturity							Total
Tax ID	Name	Currency	Name - Country Others Loans	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 years ThU.S.$	3 to 5 years ThU.S.$	5 to 7 years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortization	Effective Rate %	Nominal Rate
—	Flakeboard Company Limited	U.S. Dollar	Business New Brunswick	—	—	—	3,956	—	—	—	—	3,956	Maturity	—	4.70%
—	Flakeboard Company Limited	U.S. Dollar	Fednor (industry Canada)	—	—	65		—	—	—	65	—	Maturity	—	0.00%
—	Flakeboard Company Limited	U.S. Dollar	SSM EDC	—	—	269	118	—	—	—	269	118	Maturity	—	1.80%

			Total	—	—	334	4,074	—	—	—	334	4,074

				Maturity							Total
Tax ID	Name	Currency	Name - Country Lease	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 years ThU.S.$	3 to 5 years ThU.S.$	5 to 7 years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortization	Effective Rate %	Nominal Rate
85.805.200-9	Forestal Celco S.A.	UF	Banco Santander	499	802	2,970	6,936	635	—	—	4,271	7,571	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco Scotiabank	284	568	2,557	6,819	4,577	—	—	3,409	11,396	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco Estado	9	18	81	216	126	—	—	108	342	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco de Chile	1,124	2,249	9,123	20,742	6,246	—	—	12,496	26,988	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco BBVA	462	925	4,162	11,953	936	—	—	5,549	12,889	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	Chilean pesos	Banco Santander	15	76	585	1,530	1,230	—	—	676	2,760	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	Chilean pesos	Banco Chile	26	51	301	451	89	—	—	378	540	Monthly	—	—
—	Flakeboard Company Limited	U.S. Dollar	Automotive Leases	—	—	62	5	—	—	—	62	5		—	—

			Total	2,419	4,689	19,841	48,652	13,839	—	—	26,949	62,491

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Guarantees provided

As of the date of these financial statements, Arauco has financial assets of approximately ThU.S.$84 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of June 30, 2014, the total assets pledged as an indirect guarantee were ThU.S.$947. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

On September 29, 2011, Arauco entered into a Security Agreement under which it granted a non-joint guarantee limited to 50% of the obligations of the Uruguayan companies (joint ventures) Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., under the IDB Facility Agreement in the amount of up to ThU.S.$454,000 and the Finnevera Guaranteed Facility Agreement in the amount of up to ThU.S.$900,000. Both loan agreements were signed with the International Development Bank. Such guarantee is included in the table below, under indirect guarantees.

Direct and indirect guarantees granted by Arauco:

DIRECT
Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	397	Bank Itaú BBA S.A.
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	154	Bank Itaú BBA S.A.
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	436	Bank Itaú BBA S.A.
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	106	Bank Itaú BBA S.A.
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil + Guarantee Letter AISA	—	US Dollar	4,089	Bank Votorantim S.A.
Arauco Forest Brasil S.A.	Mortgage Industrial Plant of Jaguariaíva of Arauco do Brasil	—	US Dollar	69,608	BNDES
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	202	Bank Bradesco S.A.
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	1,094	Bank John Deere S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	429	Bank Alfa S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	242	Bank Votorantim S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	582	Bank Bradesco S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	200	Bank HSBC Bank Brasil S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	258	Bank Itaú BBA S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	140	Bank Itaú BBA S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	1,513	Bank Itaú BBA S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	672	Bank Do Brasil S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	298	Bank Votorantim S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	580	Bank ABC Brasil S.A.
Arauco Florestal Arapoti S.A.	Equipment	Property, plant and equipment	US Dollar	302	Bank Itaú BBA S.A.
Arauco Florestal Arapoti S.A.	Equipment	Property, plant and equipment	US Dollar	584	Bank Safra S.A.
Arauco Bioenergía S.A.	Guarantee Letter	—	Chilean Pesos	1,553	Minera Escondida Ltda.
Arauco Bioenergía S.A.	Guarantee Letter	—	Chilean Pesos	380	Minera Spence S.A.
Arauco Bioenergía S.A.	Guarantee Letter	—	Chilean Pesos	135	Corporación Nacional del Cobre de Chile
		Total		83,954

INDIRECT
Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Suretyship not supportive and cumulative	—	US Dollar	677,000	Joint ventures-Uruguay
Celulosa Arauco y Constitución S.A.	Full Guarantee	—	US Dollar	270,000	Alto Paraná (bondholders)
		Total		947,000

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Type of Risk: Market Risk – Exchange Rate

Description

Market risk arises from the probability of being affected by losses from fluctuations in currencies exchange rates in which assets and liabilities are denominated, in a functional currency other than the functional currency of Arauco.

Explanation of Currency Risk Exposure and How This Risk Arises

Arauco is exposed to the foreign currency risk from currency fluctuations arising from sales, purchases and obligations undertaken in foreign currencies, such as the Chilean Peso, Euro, Brazilian Real or other foreign currencies. In the case of significant exchange rate variations, the Chilean Peso is the currency that represents the main currency risk. See note 11 for details assets and liabilities classified by currency.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the currency risk over the EBITDA and Net Income.

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean Peso. This fluctuation range is considered possible given current market conditions at the closing date. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of +/- 10% in relation to the Chilean Peso would mean a change in the net income after tax +/- 2.2% (equivalent to ThU.S.$ +/- 9,896), and +/- 0.07% of assets (equivalent to ThU.S.$ +/- 4.902).

The main financial instrument subject to the risk in exchange rate as of December 2013 corresponded to domestic bonds issued denominated in UF and that were not hedged with cross currency swaps described in the hedge accounting disclosures. As of June 30, 2014 these bonds are covered by foreign exchange swap.

	June 2014	December 2013
Bonds Issued in UF (P Series)	—	3,000,000

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian Real, which is considered a possible range of fluctuation given the market conditions at the closing date. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian Real would mean a variation on the net income after tax +/- 0.11% (equivalent to ThU.S.$496) and a change on the equity of +/- 0.01% (equivalent to ThU.S.$496).

Market Risk – Interest rate risk

Description

Interest rate risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Interest Rate Risk Exposure and How This Risk Arises

Arauco is exposed to risks due to interest rate fluctuations for bonds issued, bank borrowings and financial instruments that bear interest at a variable rate.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of June 30, 2014, 21.6% of the Company’s bonds and bank loans bear interest at variable rates. A change of +/- 10% interest, rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 0.03% (equivalent to ThU.S.$+/- 129) and +/- 0.001% (equivalent to ThU.S.$+/- 73) on equity.

Thousands of dollars	June 2014	Total
Fixed rate	3,930,952	78.4%
Bonds issued	3,234,174
Bank borrowings (*)	588,392
Government Loans	4,185
Financial leasing	104,201
Variable rate	1,081,825	21.6%
Bonds issued	—
Loans with Banks	1,081,825
Total	5,012,776	100.0%

Thousands of dollars	December 2013	Total
Fixed rate	3,933,546	78.3%
Bonds issued	3,038,591
Bank borrowings (*)	801,107
Government Loans	4,408
Financial leasing	89,440
Variable rate	1,092,947	21.7%
Bonds issued	—
Loans with Banks	1,092,947
Total	5,026,493	100.0%

(*)	Includes variable rate bank borrowings changed by fixed rate swaps.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Market Risk – Price of Pulp Risks

Description

Pulp prices are determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of Price Risk Exposure and How This Risk Arises

Pulp prices are reflected in revenue from sales and directly affect the net income for the period.

As of June 30, 2014, revenue due to pulp sales accounted for 41% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean an EBITDA annual variation of +/- 8.8% (equivalent to U.S.$122 million), on the income after tax and +/- 18.1% (equivalent to U.S.$97 million) and +/- 0.8% (equivalent to U.S.$58 million) on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24.	OPERATING SEGMENTS

The main products that generate revenue for each operating segment are described as follows:

•	Pulp: The main products sold by this operating segment are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), and pulp fluff.

•	Panels: The main products sold by this operating segment are plywood panels, MDF panels (medium density fiberboard), Hardboard Panels, PB Panels (agglomerated) and MDF Moldings.

•	Sawn Timber: The range of products sold by this operating segment includes different sizes of sawn wood and remanufactured products such as moldings, precut pieces and finger joints.

•	Forestry: This operating segment produces and sells sawn logs, pulpable logs, posts and chips made from owned forests of Radiata and Taeda pine, eucalyptus globulus and nitens forests. Additionally, purchases logs and woodchip from third parties, which it sells to its other operating segment.

Pulp

The Pulp operating segment uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. On the other hand, fluff pulp is mainly used in the production of diapers and female hygiene products.

Arauco has six plants, five in Chile and one in Argentina, and they have a total production capacity of approximately 3.9 million tons per year. Pulp is sold in more than 39 countries, mainly in Asia and Europe.

Panels

The Panels operating segment produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries. It consists of 17 industrial plants: 5 in Chile, 2 in Argentina, 2 in Brazil, and 8 plants around USA and Canada. The Company has a total annual production capacity of 6.6 million cubic meters of PBO, MDF, Hardboards, plywood and moldings.

Sawn Timber

The Sawn Timber operating segment produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 9 saw mills in operation (8 in Chile and 1 in Argentina), the Company has a production capacity of 2.9 million cubic meters of sawn wood.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Furthermore, the Company has 5 remanufacturing plants, 4 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces.

Forestry

The Forestry operating segment is Arauco’s core business. It provides raw materials for all products manufactured and sold by the Company. By directly controlling the growth of the forests to be processed, Arauco guarantees itself quality wood for each of its products.

Arauco holds forestry assets distributed throughout Chile, Argentina, Brazil and Uruguay, reaching 1.6 million hectares, of which 994 million hectares are used for plantations, 390 thousand hectares for native forests, 178 thousand hectares for other uses and 74 thousand hectares are to be planted. Arauco’s principal plantations consist of radiata and taeda pine and eucalyptus to a lesser degree. These are species that have fast growth rates and short harvest cycles compared with other long fiber commercial woods.

Arauco has no customers representing 10% or more of its revenues.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

A summary of financial information of assets, liabilities, profit or loss for each operating segment is presented in the tables below:

Period ended June 30, 2014	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Revenues from external customers	1,148,084	454,760	76,540	903,108	16,767	0	2,599,259	0	2,599,259
Revenues from transactions with other operating segments	25,089	0	214,128	4,344	16,898	0	260,459	(260,459)	0

Finance income	0	0	0	0	0	7,506	7,506	0	7,506
Finance costs	0	0	0	0	0	(110,058)	(110,058)	0	(110,058)
Net finance costs	0	0	0	0	0	(102,552)	(102,552)	0	(102,552)

Depreciation and amortizations	82,993	11,614	6,919	48,435	1,949	3,993	155,903	0	155,903
Sum of significant income accounts	9	0	134,898	0	0	0	134,907	0	134,907
Sum of significant expense accounts	0	0	32,030	0	0	0	32,030	0	32,030

Profit (loss) of each reportable segment	260,321	75,318	46,373	79,500	5,130	(233,967)	232,675	0	232,675

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	0	0	0	0	0	(740)	(740)	0	(740)
Joint ventures	0	0	0	133	0	508	641	0	641

Income tax expense	0	0	0	0	0	(84,015)	(84,015)	0	(84,015)

Geographical information on revenues
Revenue – Chilean entities	1,022,662	419,906	44,668	282,604	90	0	1,769,930	0	1,769,930
Revenue – Foreign entities	125,422	34,854	31,872	620,504	16,677	0	829,329	0	829,329
Total Ordinary Income	1,148,084	454,760	76,540	903,108	16,767	0	2,599,259	0	2,599,259

Period ended June 30, 2013	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Amounts of additions to non-current assets (*)

Acquisition of property, plant and equipment and biological assets	197,570	6,410	98,324	67,310	699	143	370,456	0	370,456

Segment Cash Flows
Cash Flows from (used in) Operating Activities	171,107	61,892	101,466	89,518	2,646	(12,018)	414,611	0	414,611
Cash flows (used in) investing activities	(203,127)	2,361	(84,939)	(66,785)	(699)	1,901	(351,288)	0	(351,288)
Cash flows from (used in) Financing Activities	(23,684)	0	11,365	(4,269)	0	(76,099)	(92,687)	0	(92,687)
Net increase (decrease) in Cash and Cash Equivalents	(55,704)	64,253	27,892	18,464	1,947	(86,216)	(29,364)	0	(29,364)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Period ended June 30, 2014	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,218,218	655,522	5,592,365	2,259,427	43,909	1,069,385	14,838,826	(43,215)	14,795,611

Investments accounted through equity method
Associates	0	0	201,225	4,900	0	132,900	339,025	0	339,025
Joint Ventures	0	0	0	0	0	22,362	22,362	0	22,362
Segment liabilities	321,586	70,835	181,579	274,566	17,515	6,669,606	7,535,687	0	7,535,687

Geographical information on non-current assets
Chile	2,665,335	302,042	3,577,446	606,959	48	209,223	7,361,053	178	7,361,231
Foreign countries	1,781,168	18,631	1,435,231	1,037,344	27,085	134,494	4,433,953	0	4,433,953
Non-current assets, Total	4,446,503	320,673	5,012,677	1,644,303	27,133	343,717	11,795,006	178	11,795,184

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Period ended June 30, 2013	PULP ThU.S.$	SAWN TIMBER ThU.S.$	FORESTRY ThU.S.$	PANELS ThU.S.$	OTHERS ThU.S.$	CORPORATE ThU.S.$	SUBTOTAL ThU.S.$	ELIMINATION ThU.S.$	TOTAL ThU.S.$

Revenues from external customers	1,092,576	394,862	83,258	964,784	16,455		2,551,935		2,551,935

Revenues from transactions with other operating segments	26,132	18	528,099	8,477	15,265		577,991	(577,991)	0

Finance income						11,512	11,512		11,512

Finance costs						(115,031)	(115,031)		(115,031)

Net finance costs						(103,519)	(103,519)		(103,519)

Depreciation and amortizations	82,108	10,500	5,438	42,939	1,991	1,426	144,402		144,402

Sum of significant income accounts	818	0	178,703	112			179,633		179,633

Sum of significant expense accounts	0	0	0	0	0	0	0		0

Profit (loss) of each reportable segment	215,161	54,785	104,038	91,373	2,761	(210,455)	257,663		257,663

Share of profit (loss) of associates and joint ventures accounted for using equity method	0	0	0	0	0	(727)	(727)		(727)

Joint ventures	0	0	0	(517)	0	320	(197)		(197)

Income tax expense						(55,170)	(55,170)		(55,170)

Geographical information on revenues
Revenue - Chilean entities	980,430	355,600	41,013	299,834	91		1,676,968		1,676,968
Revenue - Foreign entities	112,146	39,262	42,245	664,950	16,364		874,967		874,967
Total ordinary Income	1,092,576	394,862	83,258	964,784	16,455		2,551,935		2,551,935

Period ended June 30, 2013	PULP ThU.S.$	SAWN TIMBER ThU.S.$	FORESTRY ThU.S.$	PANELS ThU.S.$	OTHERS ThU.S.$	CORPORATE ThU.S.$	SUBTOTAL ThU.S.$	ELIMINATION ThU.S.$	TOTAL ThU.S.$
Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	227,084	5,336	91,266	99,875	578	526	424,665		424,665

Segment Cash Flows
Cash Flows from (used in) operating Activities	181,000	33,794	45,836	93,985	2,549	(326)	356,838		356,838
Cash Flows from (used in) investing activities	(248,811)	(4,694)	595	(111,528)	(578)	50,125	(314,891)		(314,891)
Cash Flows from (used in) financing activities	71,000	0	(3,473)	45,951	0	176,277	289,755		289,755
Net increase (decrease) in cash and cash equivalents	3,189	29,100	42,958	28,408	1,971	226,076	331,702		331,702

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Period ended 31 December, 2013	PULP ThU.S.$	SAWN TIMBER ThU.S.$	FORESTRY ThU.S.$	PANELS ThU.S.$	OTHERS ThU.S.$	CORPORATE ThU.S.$	SUBTOTAL ThU.S.$	ELIMINATION ThU.S.$	TOTAL ThU.S.$

Segments assets	5,001,425	634,626	5,533,875	2,169,687	46,451	1,148,087	14,534,151	(40,756)	14,493,395

Investments accounted through equity method

Associates			186,628	4,467		135,341	326,436		326,436

Joint Ventures	0		0			22,976	22,976		22,976

Segment liabilities	271,115	62,677	183,269	247,959	15,965	6,667,870	7,448,855		7,448,855

Geographical information on non-current assets
Chile	2,670,703	311,408	3,613,663	572,750	34	243,394	7,411,952	625	7,412,577
Foreign countries	1,658,451	19,545	1,395,725	1,018,608	28,043	152,125	4,272,497		4,272,497
Non-current assets, Total	4,329,154	330,953	5,009,388	1,591,358	28,077	395,519	11,684,449	625	11,685,074

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Quarter April - June, 2014	PULP ThU.S.$	SAWN TIMBER ThU.S.$	FORESTRY ThU.S.$	PANELS ThU.S.$	OTHERS ThU.S.$	CORPORATE ThU.S.$	SUBTOTAL ThU.S.$	ELIMINATION ThU.S.$	TOTAL ThU.S.$

Revenues from external customers	599,613	264,373	40,719	461,697	8,240		1,374,642		1,374,642
Revenues from transactions with other operating segments	14,000	0	108,906	2,501	8,990		134,397	(134,397)	0

Finance income						3,931	3,931		3,931
Finance costs						(56,830)	(56,830)		(56,830)
Net finance costs						(52,899)	(52,899)		(52,899)

Depreciation and amortizations	44,422	6,363	3,618	25,875	979	2,080	83,337		83,337
Sum of significant income accounts	9	0	67,031	0	0	0	67,040		67,040
Sum of significant expense accounts	0	0	1,852	0	0	0	1,852		1,852
Profit (loss) of each reportable segment	126,421	45,493	33,424	36,616	2,556	(117,335)	127,175		127,175

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	0	0	0	0	0	664	664		664
Joint Ventures	0	0	0	(68)	0	184	116		116

Income tax expense						(36,416)	(36,416)		(36,416)

Geographical information on revenues
Revenue - Chilean entities	536,548	246,108	22,979	145,052	45		950,732		950,732
Revenue - Foreign entities	63,065	18,265	17,740	316,645	8,195		423,910		423,910
Total Ordinary Income	599,613	264,373	40,719	461,697	8,240		1,374,642		1,374,642

Quarter April - June, 2014	PULP ThU.S.$	SAWN TIMBER ThU.S.$	FORESTRY ThU.S.$	PANELS ThU.S.$	OTHERS ThU.S.$	CORPORATE ThU.S.$	SUBTOTAL ThU.S.$	ELIMINATION ThU.S.$	TOTAL ThU.S.$
Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	101,909	2,915	34,294	31,921	617	(17)	171,639		171,639

Segment Cash Flows
Cash Flows from (used in) operating activities	177,925	42,136	54,703	41,776	1,259	(5,285)	312,514		312,514
Cash Flows from (used in) investing activities	(122,356)	(3,006)	(23,387)	(32,724)	(617)	16,561	(165,529)		(165,529)
Cash Flows from (used in) financing activities	0	0	2,805	(1,979)	0	(12,923)	(12,097)		(12,097)
Net increase (decrease) in cash and cash equivalents	55,569	39,130	34,121	7,073	642	(1,647)	134,888		134,888

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Quarter April - June, 2013	PULP ThU.S.$	SAWN TIMBER ThU.S.$	FORESTRY ThU.S.$	PANELS ThU.S.$	OTHERS ThU.S.$	CORPORATE ThU.S.$	SUBTOTAL ThU.S.$	ELIMINATION ThU.S.$	TOTAL ThU.S.$

Revenues from external customers	591,261	208,040	41,521	514,887	9,310		1,365,019		1,365,019
Revenues from transactions with other operating segments	13,544	0	267,229	2,445	8,391		291,609	(291,609)	0

Finance income						5,359	5,359		5,359
Finance costs						(58,626)	(58,626)		(58,626)
Net finance costs						(53,267)	(53,267)		(53,267)

Depreciation and amortization	42,987	5,432	2,586	21,847	995	720	74,567		74,567
Sum of significant income accounts	818	0	101,865	112	0	0	102,795		102,795
Sum of significant expense accounts	0	(7,880)	(72)	(15,639)	0	0	(23,591)		(23,591)

Profit (loss) of each reportable segment	136,851	36,191	49,784	55,211	1,750	(115,639)	164,148		164,148

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	0	0	0	0	0	(2,120)	(2,120)		(2,120)
Joint ventures	0	0	0	(142)	0	(156)	(298)		(298)

Income tax expense						(39,281)	(39,281)		(39,281)

Geographical information on revenues
Revenue - Chilean entities	532,348	186,686	19,215	150,980	45		889,274		889,274
Revenue - Foreign entities	58,913	21,354	22,306	363,907	9,265		475,745		475,745
Total Ordinary Income	591,261	208,040	41,521	514,887	9,310		1,365,019		1,365,019

Quarter April - June, 2013	PULP ThU.S.$	SAWN TIMBER ThU.S.$	FORESTRY ThU.S.$	PANELS ThU.S.$	OTHERS ThU.S.$	CORPORATE ThU.S.$	SUBTOTAL ThU.S.$	ELIMINATION ThU.S.$	TOTAL ThU.S.$
Amounts of additions to non-current assets
Acquisition of property, plant and equipment and biological assets	116,897	3,308	41,422	57,389	241	319	219,576		219,576

Segment Cash Flows
Cash Flows from (used in) operating activities	91,983	37,060	36,801	39,608	1,389	(314)	206,527		206,527
Cash Flows from (used in) investing activities	(126,175)	(3,050)	18,798	(69,070)	(241)	31,069	(148,669)		(148,669)
Cash Flows from (used in) financing activities	71,000	0	2,409	2,978	0	265,179	341,566		341,566
Net increase (decrease) in cash and cash equivalents	36,808	34,010	58,008	(26,484)	1,148	295,934	399,424		399,424

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 25.	OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

Current non-financial assets	06-30-2014 ThU.S.$	12-31-2013 ThU.S.$
Roads to amortize, current	63,907	53,815
Prepayment to amortize (insurance + others)	33,397	26,278
Recoverable taxes (Relating to purchases)	94,104	105,275
Other current non financial assets	8,543	3,596
Total	199,951	188,964

	06-30-2014	12-31-2013
Non current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize, non current	120,708	112,505
Guarantee values	3,600	3,349
Recoverable taxes (Relating to purchases)	5,467	6,025
Other non current non financial assets	3,281	3,173
Total	133,056	125,052

	06-30-2014	12-31-2013
Current non financial liabilities	ThU.S.$	ThU.S.$
Provision of minimum dividend (1)	89,206	75,695
ICMS tax payable	27,678	23,532
Other tax payable	15,928	16,911
Other Current non financial liabilities	7,579	8,905
Total	140,391	125,043

(1)	Provision includes a minimum dividend of subsidiary minority.

	06-30-2014	12-31-2013
Non current non financial liabilities	ThU.S.$	ThU.S.$
ICMS tax payable	76,025	73,093
Other non current non financial liabilities	7,311	7,761
Total	83,336	80,854

NOTE 26.	DISTRIBUTABLE NET INCOME AND EARNINGS PER SHARE

Distributable net income

As a general policy, the Board of Directors of Arauco agreed that the net income to be distributed as dividend is determined based on realized net gains/(losses) of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net income during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net income of the Company, which is the same considered for calculating the minimum dividend required and additional dividend, the following unrealized gains/losses are excluded from the net income for the year:

1)	Unrealized gains/losses relating to the fair value recorded for forestry assets under IAS 41, adding them back to distributable net income when they are realized through sale or disposed of by other means.

2)	Those generated through the acquisition of entities. These results will be added back to net income when they are realized through sale.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

The deferred taxes associated with the amounts described in 1) and 2) above are also excluded.

The following table details the adjustments made for the determination of distributable net income as of June 30, 2014 and 2013 in order to determine the provision of 40% of the distributable net income for each year:

Distributable Net Income ThU.S.$
Net income attributable to owners of parent at 06-30-2014	230,135
Adjustments:
Biological Assets
Unrealized gains/losses	(133,723)
Realized gains/losses	123,797
Deferred income taxes	1,887
Total adjustments	(8,039)
Distributable Net Income at 06-30-2014	222,096

Distributable Net Profit ThU.S.$
Net income attributable to owners of parent at 06-30-2013	239,237
Adjustments
Biological Assets
Unrealized	(136,644)
Realized	108,340
Deferred income taxes	4,751
Total adjustments	(23,553)
Distributable Net Income at 06-30-2013	215,684

The Company expects to maintain its policy of distributing 40% of its net distributable income as dividends for all future fiscal years, but will also consider the alternative of distributing a provisional dividend at year end.

The line “Other current non-financial liabilities” included in the Consolidated Balance Sheet as of June 30, 2014 in the amount of ThU.S.$140,391, represents a total of ThU.S.$88,837, which corresponds to the provision of minimum dividend recorded for the period 2014 to the parent company.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January - June		April - June
Earnings (losses) per share	2014 ThU.S.$	2013 ThU.S.$	2014 ThU.S.$	2013 ThU.S.$

Profit or loss attributable to ordinary equity holder of parent	230,135	239,237	125,893	150,015
Weighted average of number of shares	113,159,655	113,152,446	113,159,655	113,152,446
Basic earnings per share (in US$ per share)	2.03	2.11	1.11	1.33

NOTE 27.	SUBSEQUENT EVENTS

1) On July 15, 2014, Celulosa Arauco y Constitución S.A. proceeded to set the price and conditions of bonds that were issued in the United States of America on July 22, 2014, in the amount of US$500,000,000. The term of the bonds is 10 years. The interest rate is 4.5% annually. The capital will be paid on the due date of bonds, the day set for August 1, 2024, while the interest will be paid semiannual.

The funds from the issuance will be used to refinance the Company’s liabilities and other corporate purposes.

2) The authorization for the issuance and publication of these Interim Consolidated Financial Statements for the period between January 1 and June 30, 2014 was approved by the Board of Directors of Arauco at the Extraordinary Session No.512 held on August 26, 2014.

Subsequent to June 30, 2014 and until the date of issuance of these financial statements, there have been no events, other than those discussed above, that could materially affect the presentation of these financial statements.

Celulosa Arauco y Constitución S.A. Second Quarter 2014 Results

August 27th, 2014

Montes del Plata pulp mill, Uruguay

Interim Review Second Quarter 2014 Results

August 27th, 2014

3 Highlights

4 Income Statement Analysis

8 Review by Business Segment

10 Balance Sheet Analysis

12 Financial Ratios

13 Second Quarter and Subsequent Events

14 Financial Statements

To be a global leader in sustainable forestry and forest product development is the vision that has driven ARAUCO for more than 40 years. As a result of this clear focus, the company today is one of the major forestry businesses in Latin America in terms of forest ownership, plantations performance and manufacture of market woodpulp, sawn timber and panels.

CONFERENCE CALL Thursday, August 28th , 2014 16:30 Santiago time 16:30 Eastern time (New York) Please Dial:

+1 (877) 317 6776 from USA

+1 (412) 317 6776 from other countries Password: Arauco

2

Interim Review Second Quarter 2014 Results

August 27th, 2014

HIGHLIGHTS

Arauco’s revenues reached US$ 1,374.6 million during the second quarter of 2014, a 12.3% increase compared to the US$ 1,224.6 million obtained in the first quarter of 2014

During the second quarter of 2014, Adjusted EBITDA reached US$ 308.0 million, an increase of 1.7% compared to the US$ 303.0 million Adjusted EBITDA obtained during the first quarter of 2014

Arauco’s net income for the second quarter of 2014 reached US$ 127.2 million, an increase of 20.5% or US$ 21.7 million compared to the US$ 105.5 million obtained in the first quarter of 2014

Net Financial Debt / LTM(1) Adjusted Ebitda ratio increased from 3.6x in the first quarter of 2014 to 3.7x in this quarter

KEY FIGURES

jun.-14 jun.-13

YTD YTD YoY In U.S. Million Q2 2014 Q1 2014 Q2 2013 QoQ YoY 2014 2013 Acum

Revenues 1,374.6 1,224.6 1,365.0 12.3% 0.7% 2,599.3 2,551.9 1.9% Cost of Sales (928.4) (797.9) (909.2) 16.4% 2.1% (1,726.3) (1,760.2) -1.9% Gross Margin 446.3 426.7 455.8 4.6% -2.1% 873.0 791.7 10.3% Operating Income (2) 159.1 179.0 168.8 -11.1% -5.7% 338.1 265.6 27.3% Net income 127.2 105.5 164.1 20.5% -22.5% 232.7 257.7 -9.7% Adjusted EBITDA 308.0 303.0 350.4 1.7% -12.1% 610.9 586.8 4.1% Adjusted EBITDA Margin 22.4% 24.7% 25.7% -9.4% -12.7% 23.5% 23.0% 2.2% LTM(1) Adj. EBITDA 1,167.5 1,209.9 1,028.3 -3.5% 13.5% 1,167.5 1,028.3 13.5% LTM Adj. EBITDA Mg 22.5% 23.3% 21.4% -3.7% 5.0% 22.5% 21.4% 5.0% CAPEX 171.6 198.8 219.6 -13.7% -21.8% 370.5 424.7 -12.8% Net Financial Debt (3) 4,372.1 4,415.1 NC -1.0% NC 4,372.1 NC NC Net financial debt / LTM Adj. Ebitda (3) 3.7x 3.6x NC 2.6% NC 3.7x NC NC LTM ROCE (3)(4) 4.7% 5.2% NC -8.3% NC 4.7% NC NC

All figures include a 50% proportional consolidation of Montes del Plata

(1) LTM = Last Twelve Months

(2) Operating income = Gross margin – Distribution costs – Administrative expenses (3) NC: Not Comparable (4) LTM ROCE = LTM EBIT (1-Tax) / (Working capital + Fixed assets) 3

Interim Review Second Quarter 2014 Results August 27th, 2014

INCOME STATEMENT ANALYSIS

Sales by Business Segment

In U.S. Million Q2 2014 Q1 2014 Q2 2013

Pulp(*) 599.6 43.6% 548.5 44.8% 591.3 43.3% Panels(*) 461.7 33.6% 441.4 36.0% 514.9 37.7% Sawn Timber(*) 264.4 19.2% 190.4 15.5% 208.0 15.2% Forestry 40.7 3.0% 35.8 2.9% 41.5 3.0% Others 8.2 0.6% 8.5 0.7% 9.3 0.7%

Total 1,374.6 100.0% 1,224.6 100.0% 1,365.0 100.0%

(*) Pulp, Panels and Sawn Timber division sales include energy

Revenues Sales by Business Segment 2Q 2014

Arauco’s consolidated sales for the second quarter of 2014 reached US$ 1,374.6 million, 12.3% higher than the US$ 1,224.6 million obtained during the first quarter of 2014. The main variances during this quarter were (i) an increase in sales of our sawn timber business, with a 24.4% increase in volume sales, and an 0.7% increase in average prices; (ii) an increase in sales of pulp, with a 12.9% increase in volume sales partially offset by a 1.6% decrease in average prices; and (iii) an increase in sales of panels with a 2.7% increase in volume sales and a

4.1% increase in prices.

Compared to the US$ 1,365.0 million obtained in the second quarter of

Total: US$ 1,374.6 million

2013, consolidated sales were 0.7% higher, mainly explained by a

27.1% increase in sales of our sawn timber business, 1.4% increase in total sales of our pulp business, and partially offset by a 10.3% decrease in our panels sales. (*) Pulp, Panels and Sawn Timber division sales include energy 4

Interim Review Second Quarter 2014 Results August 27th, 2014

Production

During the second quarter of 2014, our Pulp production decreased to 759 thousand Adt, a 3.0% decrease compared to the 782 thousand Adt produced in the previous quarter. This was mainly due to a maintenance stoppage at Arauco and mill during the second quarter of 2014. Production volume in our panels division decreased 2.1% or 27 thousand m3 when compared to the previous quarter, mainly due to lower production levels in Argentina and Brazil. The production volume from our Sawn timber division decreased 2.1% or 16 thousand m3, compared to the 741 thousand m3 in the previous quarter.

Compared to the second quarter of 2013, production volume decreased 4.5% in our pulp division, our panel’s production decreased 3.9% and our sawn timber production increased 3.5%.

Production by Business Segment 5

Interim Review Second Quarter 2014 Results August 27th, 2014

Ajusted EBITDA

###### ######

YTD YTD YoY In U.S. Million Q2 2014 Q1 2014 Q2 2013 QoQ YoY

2014 2013 Acum

Net Income 127.2 105.5 164.1 20.5% -22.5% 232.7 257.7 -9.7% Financial costs 56.8 53.2 58.6 6.8% -3.1% 110.1 115.0 -4.3% Financial income -3.9 -3.6 -5.4 10.3% -26.6% -7.5 -11.5 -34.8% Income tax 36.4 47.6 39.3 -23.5% -7.3% 84.0 55.2 52.3% EBIT 216.5 202.8 256.7 6.8% -15.7% 419.2 416.4 0.7% Depreciation & amortization, others (*) 85.2 102.7 74.6 -17.1% 14.2% 187.9 144.4 30.1% EBITDA 301.7 305.5 331.3 -1.2% -8.9% 607.2 560.8 8.3% Fair value cost of timber harvested 78.5 69.0 82.6 13.8% -4.9% 147.5 155.1 -4.9% Gain from changes in fair value of biological assets -67.0 -66.6 -69.0 0.6% -2.9% -133.6 -136.6 -2.2% Exchange rate differences -5.2 -4.9 5.5 5.1% -193.5% -10.1 7.6 -233.0% Adjusted EBITDA 308.0 303.0 350.4 1.7% -12.1% 610.9 586.8 4.1%

All figures include a 50% proportional consolidation of Montes del Plata

(*) 2Q 2014 includes a provision for forestry losses due to fire of US$ 1.9 million and US$ 32.0 in YTD 2014

Adjusted EBITDA

Adjusted EBITDA for the second quarter of 2014 was US$ 308.0 million, 1.7% or US$ 5.0 million higher than the US$ 303.0 million reached during the previous quarter. In terms of Adjusted EBITDA by business, during the second quarter of the year we had a decrease in our Pulp, Panels and Forestry divisions of 1.6%, 2.2% and 9.1% respectively, partially offset by a 49.5% increase in our Sawn Timber division. The increase in EBITDA of Sawn Timber is due to higher sales as a recovery from the port strike that occurred in 1Q of 2014.

Consolidated Adjusted EBITDA for the second quarter of 2014 was lower by 12.1% or US$ 42.4 million when compared with the US$ 350.4 million reached in the same period of 2013.

Adjusted EBITDA Variation by Business Segment 1Q14—2Q14

(In US$ Million)

EBITDA Pulp Sawn Panels Forestry Other gains, EBITDA

1Q 14 Timber Corporate and 2Q 14

All figures include a 50% proportional consolidation of Montes del Plata Consolidation adjustments

6

Interim Review Second Quarter 2014 Results August 27th, 2014

Operating Income

Arauco’s operating income during the second quarter of the year reached US$ 159.1 million, a decrease of 11.1% or US$ 19.9 million compared to the US$ 179.0 million obtained during the first quarter of 2014. Our revenue increased 12.3% or US$ 150.0 million, but also the cost of sales increased 16.4% or US$ 130.5 million and Distribution Costs and administrative expenses increased in 19.5% (US$ 22.7 million) and 12.7% (US$ 16.6 million) respectively.

In terms of costs, during the second quarter of the year we had an increase in unitary cost of sales for bleached softwood pulp and bleached hardwood pulp of 4.5% and 3.8% respectively, when compared to the first quarter of 2014, explained a lower production of pulp.

During the second quarter of 2014, Arauco’s operating income was 5.7% or US$ 9.6 million lower than the US$ 168.8 million reached in the same quarter of 2013. This is mainly due to a decrease in Gross Margin of 2.1% or US$ 9.5 million.

Net Income

Net income for the second quarter of 2014 was US$ 127.2 million, an increase of 20.5% or US$ 21.7 million compared to the US$ 105.5 million obtained in the first quarter of the year. This is mainly explained by a decrease in Other Operating expenses of 56.8% or US$ 33.0 million mainly explained by US$ 30.2 million of provision forestry losses in the first quarter; a decrease in Income Tax of 23.5% or US$ 11.2 million, and partially offset by 11.1% or US$ 19.9 million decrease in Operating Income.

Consolidated net income in the second quarter of 2014 was 22.5% or US$ 37.0 million lower the same period on 2013, where we had US$ 164.1 million. This is mainly explained by a decrease of 35.1 or US$ 41.3 million in Other Operating Income.

Net Income Variation by Item 1Q14—2Q14

(In US$ Million)

All figures include a 50% proportional consolidation of Montes del Plata

7

Interim Review Second Quarter 2014 Results August 27th, 2014

REVIEW BY BUSINESS SEGMENT

1- Pulp Division

In the second quarter of 2014 the market began to experience a temporary oversupply in short fiber with the start up of another important pulp mill in Brazil. Short fiber prices decreased in all markets, while long fiber prices remained firm with minor price cuts dragged along by the short fiber market. Despite the entrance of new capacity, world inventory levels fell during the quarter, especially in short fiber, falling six days between March and June 2014. This drop was mainly in June. In long fiber there was a three-day drop in inventories, which is significant considering it is at already low levels of 25 days. This trend we saw towards the end of the second quarter is positive if we consider it is a low season in the Northern Hemisphere, beginning summer.

In Asia the oversupply coming from new capacity and the start up of Montes del Plata in Uruguay added pressure in short fiber prices, which also impacted long fiber prices. Short fiber prices fell approximately 9% and long fiber 6%, with long fiber selling higher at a $130–$150 range per ton. These price cuts occur in a short period of time, from March to May, stabilizing in June. Prices did not continue falling, even with a change in trend in long fiber. Normally demand for pulp declines during this quarter due to lower demand of paper in the months of summer in the Northern Hemisphere.

In Europe the market in general was similar to Asia, but prices had smaller adjustments. This is mainly because prices did not reach the same levels as in Asia, with a difference between US$20 to US$30 in long fiber higher than in Asia and US$ 40 in short fiber, lower than in Asia. With this situation in the second quarter price cuts were minor and remained at similar levels as in Asia, even higher in long fiber. The paper market continued depressed, negatively impacting demand for pulp. During the second quarter, pulp consumption was 2.2% less than the second quarter of 2013.

Demand in North America continued growing in almost all paper sectors except printing and writing. There was a strong growth in tissue and producers with mills operating at full capacity and reactivating expansion plans. Overall demand has been strong enough to trigger pulp producers to switch operations from dissolving pulp for the textile sector during the past years to now produce pulp for the paper industry. A similar situation is occurring in the fibercement market, which consumes unbleached long fiber pulp. Strong demand supporting high prices and reactivating expansion projects on hold during the last years. Other sector very active is fluff pulp that is used in the industry of absorbent products, for example, diapers, which also has had an increase in prices.

During this second quarter, production was at normal levels, the only exception was at the Arauco mill due to its annual maintenance program. The Alto Paraná mill in Argentina, which had some technical issues during the first quarter, produced at normal levels this second quarter. In June the Montes del Plata mill began its start up process.

2- Sawn Timber Division

The real estate and construction sectors in the United States showed a small improvement during the first half of 2014, closing the second quarter with the Housing Starts Index at 893,000 units per year, which represents a 7.5% increase when compared to the same period the previous year. Current construction levels continue low when compared to the 10 year historical average. During the second quarter of the year the price for moldings in the United States was stable compared to the first quarter.

Markets continue with a positive behavior during the second quarter. In general, markets showed higher demand and better prices when compared to the previous quarter.

Demand in the Chinese market was affected by overstock of logs and wood.

Sales volume from Chile during the second quarter recovered after being affected by the port strike held in January 2014. 8

8

Interim Review Second Quarter 2014 Results August 27th, 2014

3- Panels Division

Sales for the second half of 2014 ended with a 12% drop respect to the same period of 2013.

Volume sales during the second quarter of 2014 had a 4% decrease compared to the same period in 2013, mainly explained by lower sales of MDF and Plywood. Compared to the first quarter of 2014, volume sales increased 2.7%.

Plywood sales volume fell 10% respect to the same quarter of 2013, but increased 12% when compared to the first quarter of 2014, which reflects an increase in the production of Nueva Aldea´s plywood mill.

Volume sales of MDF dropped 4% respect to the same quarter of 2013. This drop is explained by lower demand in the Brazilian domestic market and the effect of the World Cup in June, and a decrease in demand in the United States, especially in the East Coast.

Particleboard sales volume stood stable compared to the previous quarter. The economic crisis in Argentina has impacted the domestic market.

.

Overall, the second quarter was favorable for our panels business in North America. Good demand for PBO allowed price increases. This positive scenario is in line with a general recovery in the housing and construction sectors. Also, we had during this second quarter a stable demand in Chile, Mexico and Peru.

In Brazil the economy has been cooling and, along with new capacity from Arauco and other local players, the sales in this market has not performed as good as other markets such as North America or Chile. During this quarter there was also a World Cup effect that impacted our sales during June. We expect the upcoming months to recover in panels sales. Despite a good first quarter, the panels business in Argentina started to decline in the second quarter.

9

Interim Review Second Quarter 2014 Results August 27th, 2014

BALANCE SHEET ANALYSIS

Assets

Current Assets

Current assets reached US$ 3,000.4 million at the end of the second quarter of 2014, an increase of 5.8% or US$ 164.0 million compared to the US$ 2,836.4 million in the first quarter of 2014.

As of June 2014 our cash balance reached US$ 640.7 million, an increase of 26.8% or US$ 135.3 million when compared to the US$ 505.5 million reached in the previous quarter. This is explained by US$ 302 million received in Abril 2014 from the proceeds of our BARAU-Q and BARAU-R local bonds, and partially offset by US$ 77.7 million in Dividends paid.

Inventories decreased from US$ 973.0 million in the first quarter of 2014 to US$ 940.3 million in the second quarter of 2014. This was mainly explained by recovery in delayed sales due to the port stoppages that occurred in Chile in January of 2014.

Accounts receivables reached US$ 826.3 million during the second quarter of 2014, an increase of 4.0% or US$ 32.0 million compared to the previous quarter. 10

Financial Debt

FINANCIAL DEBT

Debt by currency

Other Currencies 2%
UF (*) 23%
US$ Dollar 75%

Debt by instrument

Leasing 2%
Banks 33%
Bonds 65%

Net Debt/ LTM Adj.EBITDA

3.8
3.6x
3.7x
Q4 2013
Q1 2014
Q2 2014

Financial Debt Profile
(In U.S. Million)

555
58
497
540
370
170
517
517
561
404
156
114
22
92
634
545
90
374
266
108
488
432
56
594
536
58
83
46
36
46
46
508
508
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025 & thereafter
Bank loans
Bonds

**Short term debt Includes accrued interest*

11

Interim Review Second Quarter 2014 Results August 27th, 2014

Financial Debt

Arauco’s consolidated financial debt as of June 30, 2014 reached US$ 5,012.8 million, a decrease of 1.9% or US$ 92.2 million when compared to March 31, 2014.

Our consolidated net financial debt increased 1.0% or US$ 42.9 million when compared with March 2014.

FINANCIAL DEBT

June March December US$ million 2014 2014 2013

Short term financial debt 994.0 849,7 893.5 Long term financial debt 4,018.7 4.070,8 4,133.0 TOTAL FINANCIAL DEBT 5,012.8 4.920,6 5,026.5

Cash and cash equivalents 640.7 505,5 667.2 NET FINANCIAL DEBT 4,372.1 4.415,1 4,359.3

All figures include a 50% proportional consolidation of Montes del Plata

Debt by currency Debt by instrument Net Debt/ LTM Adj.EBITDA

(*) UF is a Chilean monetary unit indexed to inflation. This portion does not consider the effect of debt in UF swapped to US Dollars

Financial Debt Profile

(In U.S. Million)

Bank loans Bonds

*Short term debt Includes accrued interest

Our US$ 500 million 144A/ Reg S notes issued last July have a 10 year bullet tenor and matures in 2024 (not shown in graph above).

11

Interim Review Second Quarter 2014 Results August 27th, 2014

FINANCIAL RATIOS

FINANCIAL RATIOS

mar.-14 mar.-13 Q2 2014 Q1 2014 Q2 2013 YTD 2014 YTD 2013 Profitability Gross margin 32.5% 34.8% 33.4% 33.6% 31.0% # Operating margin 11.6% 14.6% 12.4% 13.0% 10.4% # LTM(1) Adjusted EBITDA margin 22.5% 23.3% 21.4% 22.5% 21.4% # ROA (EBIT / Total Assets) 5.9% 5.6% NC 5.7% NC # LTM ROCE (EBIT (1—Tax) / (Working Capital + Fixed Assets) 4.7% 5.2% NC 4.7% NC # ROE (Net Income / Equity) 7.1% 5.9% NC 6.5% NC #

Leverage LTM Interest Coverage Ratio (EBITDA / Financial Costs) 5.1x 5.3x 4.1x 5.1x 4.1x # Net Financial Debt / LTM EBITDA 3.7x 3.6x NC 3.7x NC # Total Financial Debt / Total Capitalization(2) 40.8% 40.7% NC 40.8% NC # Net Financial Debt / Total Capitalization 35.6% 36.5% NC 35.6% NC # Total Financial Debt / Shareholders’ Equity 69.6% 69.2% NC 69.6% NC # Net Financial Debt / Shareholders’ Equity 60.7% 62.1% NC 60.7% NC #

.

(1)	LTM = Last Twelve Months
(2)	Capitalization = Total financial debt + Equity

All figures include a 50% proportional consolidation of Montes del Plata

12

Interim Review Second Quarter 2014 Results August 27th, 2014

SECOND QUARTER AND SUBSEQUENT EVENTS

Arauco issued a Yankee Bond

On July 15th 2014, Arauco issued 144A/RegS notes for an amount of US$ 500 million in the international market. The notes were priced at UST+210 bps and yielded 4.64%, the lowest yield ever achieved by the company. The bond matures in 2024. The use of proceeds is to refinance financial debt.

Montes del Plata Start Up

On June 6th, Montes del Plata began its start up process, which is expected to reach full capacity during this year. First pulp shipment was done in July. The second month of operation we reached an average daily production of 2,250 ADt which means 61% of the production capacity. The Expected production for year 2014 is a range between 550 to 580 thousand ADt of Eucalyptus.

Valdivia mill to Produce Dissolving Pulp

On July, Arauco submitted an environmental impact study to produce textile pulp (dissolving pulp) in its Valdivia Mill. If approved, Arauco would be the first to produce this specialty pulp in Chile. Dissolving pulp is used in the textile industry and is an alternative over cotton.

The estimated investment for this brownfield project is approximately US$ 180 million. The project will not increase the total capacity of the Valdivia mill, however it will provide flexibility to produce either dissolving or bleached Kraft pulp.

13

Interim Review Second Quarter 2014 Results August 27th, 2014

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

US$ Million Q2 2014 Q1 2014 Q2 2013

Revenue 1,374.6 1,224.6 1,365.0 Cost of sales (928.4) (797.9) (909.2)

Gross Profit 446.3 426.7 455.8 Other operating income 76.4 77.7 117.7 Distribution costs (139.4) (116.7) (151.4) Administrative expenses (147.7) (131.1) (135.6) Other operating expenses (25.0) (58.0) (21.8) Financial income 3.9 3.6 5.4 Financial costs (56.8) (53.2) (58.6) Participation in (loss) profit in associates and joint 0.8 (0.9) (2.4) ventures accounted through equity method Exchange rate differences 5.2 4.9 (5.5)

Income before income tax 163.6 153.1 203.4 Income tax (36.4) (47.6) (39.3)

Net Income 127.2 105.5 164.1 Profit attributable to parent company 125.9 104.2 151.6 Profit attributable to non-parent company 1.3 1.3 12.5

All figures include a 50% proportional consolidation of Montes del Plata

14

Interim Review Second Quarter 2014 Results August 27th, 2014

CONSOLIDATED BALANCE SHEET

US$ Million Q2 2014 Q1 2014 Q4 2013

Cash and cash equivalents 640.7 505.5 667.2 Other financial current assets 1.4 2.0 3.1 Other current non-financial assets 200.0 204.5 189.0 Trade and other receivables-net 826.3 794.3 711.7 Related party receivables 23.8 8.5 8.2 Inventories 940.3 973.0 900.6 Biological assets, current 315.4 295.5 257.0 Tax assets 45.1 44.1 61.2 Non-Current Assets clasiffied as held for sale 7.4 9.0 10.4

Total Current Assets 3,000.4 2,836.4 2,808.3 Other non-current financial assets 35.0 31.5 48.8 Other non-current and non-financial assets 133.1 125.9 125.1 Non-current receivables 40.3 38.5 40.7 Investments accounted through equity method 361.4 356.5 349.4 Intangible assets 100.6 96.7 99.7 Goodwill 91.0 89.6 88.1 Property, plant and equipment 7,290.9 7,235.8 7,137.5 Biological assets, non-current 3,602.2 3,605.9 3,635.2 Deferred tax assets 140.8 154.9 160.6

Total Non-Current Assets 11,795.2 11,735.3 11,685.1 TOTAL ASSETS 14,795.6 14,571.7 14,493.4

Other financial liabilities, current 994.4 850.4 893.6 Trade and other payables 649.0 631.4 631.0 Related party payables 11.7 12.5 14.4 Other provisions, current 0.7 8.7 9.7 Tax liabilities 22.2 3.2 4.5 Current provision for employee benefits 3.8 3.7 3.8 Other non-financial liabilities, current 140.4 164.9 125.0

Total Current Liabilities 1,822.1 1,674.7 1,682.0 Other non-current financial liabilities 4,045.9 4,093.2 4,157.0 Trade and Other payables non-current 0.0 0.6 0.4 Other provisions, non-current 61.0 27.4 24.2 Deferred tax liabilities 1,481.6 1,486.3 1,462.3 Non-current provision for employee benefits 41.8 40.8 42.2 Other non-financial liabilities, non-current 83.3 82.2 80.9

Total Non-Current Liabilities 5,713.6 5,730.4 5,766.8

Non-parent participation 55.3 54.8 52.2

Net equity attributable to parent company 7,204.6 7,111.8 6,992.3

TOTAL LIABILITIES AND EQUITY 14,795.6 14,571.7 14,493.4

All figures include a 50% proportional consolidation of Montes del Plata

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Interim Review Second Quarter 2014 Results August 27th, 2014

CONSOLIDATED STATEMENT OF CASH FLOWS

US$ Million Q2 2014 Q1 2014

Collection of accounts receivables 1,348.8 1,176.5 Other cash receipts (payments) 89.5 93.8 Payments of suppliers and personnel (less) (1,092.0) (1,108.7) Interest paid and received (39.3) (47.8) Income tax paid 8.1 (13.0) Other (outflows) inflows of cash, net (2.5) 1.2 Net Cash Provided by (Used in) Operating Activities 312.5 102.1 Capital Expenditures (171.6) (198.8) Other investment cash flows 6.1 13.1 Net Cash Provided by (Used in) Investing Activities (165.5) (185.8) Proceeds from borrowings 330.8 132.8 Repayments of borrowings (265.2) (213.3) Dividends paid (77.7) (0.1) Net Cash Provided by (Used in) Financing Activities (12.1) (80.6)

Total Cash Inflow (Outflow) of the Period 134.9 (164.3) Effect of exchange rate changes on cash and cash equivalents 0.4 2.5 Cash and Cash equivalents. at beginning of the period 505.5 667.2

Cash and Cash Equivalents at end of the Period 640.7 505.5

All figures include a 50% proportional consolidation of Montes del Plata

For more details on Arauco’s financial statements please refer to www.svs.cl or www.arauco.cl

DISCLAIMER

This news release may contain forward-looking statements concerning

Arauco’s future performance and should be considered as good faith For further information please contact: estimates by Arauco. These forward looking statements reflect management’s expectations and are based upon currently available data. José Luis Rosso Actual results are subject to future events and uncertainties, many of jose.rosso@arauco.cl which are outside Arauco’s control and could materially impact Arauco’s Phone: (56-2) 2461 7221 performance.

María José Calleja

Readers are referred to the documents filed by Arauco with the United maria.calleja@arauco.cl States Securities and Exchange Commission, specifically the most recent Phone: (56-2) 2461 7250 filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof and Arauco assumes no obligation to update such statements. References herein to “U.S. $” are to United States dollars. Discrepancies in any table between totals and the sums of the amounts listed are due to rounding. This report is unaudited.

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